  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 1994

                                                  REGISTRATION NO. 33-51707

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                           HOST MARRIOTT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                      7011                   53-0085950
     (STATE OR OTHER           (PRIMARY STANDARD           (IRS EMPLOYER
     JURISDICTION OF               INDUSTRIAL          IDENTIFICATION NUMBER)
    INCORPORATION OR             CLASSIFICATION
      ORGANIZATION)               CODE NUMBER)




          10400 FERNWOOD ROAD BETHESDA, MARYLAND 20817 (301) 380-9000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

  STEPHEN J. MCKENNA, ESQ. 10400 FERNWOOD ROAD BETHESDA, MARYLAND 20817 (301)
                                    380-9000
 (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                    PLEASE SEND COPIES OF COMMUNICATIONS TO:

   BRUCE E. ROSENBLUM, ESQ. LATHAM & NICK P. SAGGESE, ESQ. GREGG A. NOEL, WATKINS 1001 PENNSYLVANIA AVENUE, N.W. ESQ. SKADDEN, ARPS, SLATE, MEAGHER & SUITE 1300 WASHINGTON, D.C. 20004-2505 FLOM 300 S. GRAND AVENUE, SUITE 3400
                                                 LOS ANGELES, CA 90071

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As promptly as practicable after the effective date of this Registration Statement.

  If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           HOST MARRIOTT CORPORATION

                             CROSS REFERENCE SHEET

                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

                                                 LOCATION OR HEADING IN THE PROSPECTUS
          FORM S-1 ITEM NUMBER AND CAPTION             OR REGISTRATION STATEMENT
          --------------------------------       -------------------------------------
  1. Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages    Inside Front and Outside Back Cover
      of Prospectus.............................  Page
  3. Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges..............  Prospectus Summary; Risk Factors;
                                                   Ratio of Earnings to Fixed Charges
                                                   (Inapplicable)
  4. Use of Proceeds............................  Use of Proceeds
  5. Determination of Offering Price............  *
  6. Dilution...................................  *
  7. Selling Security Holders...................  *
  8. Plan of Distribution.......................  Underwriting
  9. Description of Securities to be Registered.  Description of Capital Stock
 10. Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11. Information With Respect to the Registrant.  Business and Properties; Legal
                                                   Proceedings; Price Range of Common
                                                   Stock and Dividends; Selected
                                                   Historical Financial Data;
                                                   Management's Discussion and
                                                   Analysis of Results of Operations
                                                   and Financial Condition; Pro Forma
                                                   Financial Data; Management's
                                                   Discussion and Analysis of Pro
                                                   Forma Financial Data; Index to
                                                   Financial Statements
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................  *

- --------
* Inapplicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 4, 1994.

PROSPECTUS
JANUARY  , 1994

                               17,500,000 SHARES

                                 (LOGO TO COME)

                                  COMMON STOCK

  Of the 17,500,000 shares of Common Stock offered by the Company, 14,000,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 3,500,000 shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers.

  The Common Stock of the Company is traded on the New York Stock Exchange and on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange under the symbol "HMT". On January 3, 1994, the last reported sale price of the Common Stock, as reported on the New York Stock Exchange Composite Tape, was $9 per share. See "Price Range of the Common Stock and Dividends."

  SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- --------------------------------------------------------------------------------
                                                PRICE   UNDERWRITING   PROCEEDS
                                                TO THE DISCOUNTS AND    TO THE
                                                PUBLIC COMMISSIONS(1) COMPANY(2)
- --------------------------------------------------------------------------------
Per Share......................................   $          $            $
Total (3)......................................  $          $            $
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company estimated at $   .

(3) The Company has granted to the Underwriters options to purchase up to 2,625,000 additional shares of Common Stock, on the same terms and conditions as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the
    Company will be $   , $    and $   , respectively. See "Underwriting."

  The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made in New York, New
York on or about      , 1994.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION
                   MONTGOMERY SECURITIES

                              SMITH BARNEY SHEARSON INC.
                                                       BT SECURITIES CORPORATION

Residence Inns have approximately 120 suites and resemble garden apartments. They are designed for the extended stay market.

Courtyard by Marriott hotels are
moderately priced for the business transient market. Each Courtyard has approximately
150 guestrooms.

The Fort Lauderdale Marina Marriott has 580 guestrooms. The Company expects to acquire this property in January 1994.

The New York Marriott Marquis has
1,871 guestrooms and over 80,000
square feet of meeting space.

The San Francisco Marriott has 1,500 guestrooms and is directly adjacent to the Moscone Convention Center.

Fairfield Inns are designed for the economy minded traveler and have approximately 120 guestrooms.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, THE CHICAGO STOCK EXCHANGE, THE PHILADELPHIA STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information regarding the Company may also be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005, the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 or the Philadelphia Stock Exchange 1900 Market Street, Philadelphia, Pennsylvania 19103.

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and exhibits thereto. The Registration Statement, together with the exhibits thereto, may be inspected at the Commission's public reference facilities in Washington, D.C. and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

                               ----------------

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, the term "Company" refers to Host Marriott Corporation and its subsidiaries and their respective operations. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the over-allotment options described in "Underwriting."

                                  THE COMPANY

  The Company is one of the largest owners of lodging properties in the world. The Company's 129 owned lodging properties are operated under Marriott brand names and managed by Marriott International, Inc. ("Marriott International"), formerly a wholly-owned subsidiary of the Company. The Company is the largest owner of hotels operated under Marriott brands and owns approximately 23% of the lodging properties operated by Marriott International. The Company also holds minority interests in various partnerships that own an additional 272 properties operated by Marriott International. The Company's properties span several market segments, including full service (Marriott Hotels, Resorts and Suites), moderately-priced (Courtyard by Marriott), extended-stay (Residence Inn by Marriott) and economy (Fairfield Inn by Marriott). These Marriott brands are among the most respected and widely recognized in the lodging industry. In 1992, each brand was ranked either first or second overall in its segment by Business Travel News. The Company's hotels consistently outperform the industry's average occupancy rate by a significant margin, and averaged approximately 78.9% for the first eight months of 1993 compared to 65.3% for the lodging industry.

  The Company seeks to grow through opportunistic acquisitions of full service hotels in the U.S. and abroad. The Company believes that the full service segment of the market offers numerous opportunities to acquire assets at attractive multiples of cash flow and at discounts to replacement value, including under-performing hotels which can be improved under new management. The Company believes that the full service segment, in particular, has potential for improved performance as the economy continues to improve and as business travel continues to increase. The Company has recently entered into an agreement to purchase the 580-room Ft. Lauderdale Marina Marriott and is pursuing discussions with respect to other acquisition opportunities.

  The Company believes it is well qualified to pursue its acquisition strategy. Management has extensive experience in acquiring and financing lodging properties and believes its industry knowledge, relationships and access to information provide a competitive advantage with respect to evaluating and acquiring hotel assets. In addition, the Company is well positioned to convert acquired properties to high quality lodging brand names due to its strategic alliance with Marriott International.

  The Company is also the leading operator of airport and tollroad food and merchandise concessions, with facilities in virtually every major commercial airport in the U.S. The Company operates restaurants, gift shops and related facilities at 73 airports, on 14 tollroads (including 93 travel plazas) and at 42 tourist attractions, stadiums and arenas. Many of the Company's concessions operate under branded names, including Pizza Hut, Burger King, Taco Bell, Sbarro's, Dunkin' Donuts, TCBY yogurt, Mrs. Fields cookies, Nathan's Famous hot dogs and Cheers. In addition, the Company owns 14 senior living facilities which are leased to Marriott International under long-term leases.

                   THE DISTRIBUTION AND RELATED TRANSACTIONS

  Prior to October 8, 1993, the Company was named "Marriott Corporation." In addition to conducting the Company's existing businesses of owning lodging properties and senior living facilities (the "Ownership Business") and operating restaurants, cafeterias, gift shops and related facilities at airports, stadiums, arenas and tourist attractions and on highway systems (the "Host/Travel Plazas Business"), Marriott Corporation engaged in lodging and senior living services management, timeshare resort development and operation, food service and facilities management and other contract services businesses (the "Management Business"). On October 8, 1993, Marriott Corporation made a special dividend consisting of the distribution (the "Distribution") to holders of outstanding shares of Common Stock, on a share-for-share basis, of all outstanding shares of its wholly-owned subsidiary, Marriott International, which at the time of the Distribution held all of the assets relating to the Management Business. Marriott International now conducts the Management Business as a separate publicly-traded company. The Distribution was designed to separate two types of businesses with distinct financial, investment and operating characteristics so that each could adopt strategies and pursue objectives appropriate to its specific needs. See "The Distribution." As a result of the Distribution, the Company believes it is better able to concentrate its attention and financial resources on its core businesses and to manage its real estate holdings and Host/Travel Plazas Business for cash flow. The Company and Marriott International are parties to several important ongoing arrangements, including (i) agreements pursuant to which Marriott International manages or leases the Company's lodging properties and senior living facilities and (ii) a $630 million line of credit (the "Credit Agreement") provided by Marriott International to the Company's wholly-owned subsidiary, HMH Holdings, Inc. ("Holdings"). See "Financing--Credit Agreement." In connection with the Distribution, the Company consummated an exchange offer (the "Exchange Offer") pursuant to which holders of approximately $1.2 billion of its senior notes ("Old Notes") exchanged Old Notes for a combination of (i) cash, (ii) Common Stock and (iii) new notes ("New Notes") issued by Host Marriott Hospitality, Inc. ("Hospitality"), an indirect wholly-owned subsidiary of the Company. See "The Exchange Offer and Restructuring." References herein to "the Distribution and related transactions" include the Exchange Offer.

                               THE OFFERINGS

Common Stock Offered
  U.S. Offering................................... 14.0 million shares
  International Offering..........................  3.5 million shares
                                                  -----
    Total......................................... 17.5 million shares
Common Stock to be Outstanding after the Offer-
 ings............................................. 137.1 million shares(1)
Use of Proceeds................................... For the funding of future acquisitions and for general
                                                   corporate purposes
NYSE Trading Symbol............................... HMT

- --------

(1) Based on the shares outstanding on December 10, 1993. Does not include (i) up to 13.7 million shares of Common Stock subject to options granted to executive officers and certain employees of the Company, with a weighted average exercise price of $3.97 per share (certain of which options are subject to vesting requirements), (ii) up to 5.9 million shares of Common Stock issued to executive officers and certain employees under deferred stock incentive plans and restricted stock plans (certain of which shares are subject to vesting requirements), (iii) 7.1 million shares of Common Stock issuable upon the exercise of conversion rights by holders of the Company's Liquid Yield Option Notes due June 12, 2006 (the "LYONs"), (iv) up to 7.7 million shares of Common Stock issuable upon exercise of warrants to be issued by the Company to certain plaintiffs as part of a class action settlement, with a current exercise price of $8 per share, and (v) 5.6 million shares of Common Stock issuable upon exercise of conversion rights by holders of the Company's Series A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). See "Recent Developments--LYONs Redemption," "Description of Capital Stock--Convertible Preferred Stock;-- Warrants," "Management--Executive Officer Compensation," and "Financing."

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

  The following table presents summary unaudited pro forma financial information of the Company for the thirty-six weeks ended September 10, 1993 and September 11, 1992 and for the fiscal year ended January 1, 1993. This information is derived from the unaudited pro forma financial statements included in this Prospectus under "Pro Forma Financial Data" and reflects consummation of the Distribution and related transactions. During the fourth quarter of 1993, the Company effected the Distribution, which caused a substantial change in the composition of the Company's assets, liabilities and operations. Accordingly, the Company's historical financial data (see "Selected Historical Financial Data") does not reflect the financial condition and results of operations of the Company as it exists subsequent to the Distribution. The pro forma financial information set forth below is not necessarily indicative of the results that would have been achieved had such transactions been consummated as of the dates indicated, or that may be achieved in the future. The information presented below should be read in conjunction with the Host Marriott Corporation Pro Forma Consolidated Statements of Income for the thirty-six weeks ended September 10, 1993 and September 11, 1992 and the year ended January 1, 1993 ("fiscal year 1992"), the Host Marriott Corporation Pro Forma Consolidated Balance Sheet at September 10, 1993, the Host Marriott Corporation Consolidated and Condensed Consolidated Financial Statements and Notes thereto, Management's Discussion and Analysis of Results of Operations and Financial Condition and Management's Discussion and Analysis of Pro Forma Financial Data included in this Prospectus.

                                          THIRTY-SIX WEEKS ENDED
                                        ---------------------------   FISCAL
                                        SEPTEMBER 10, SEPTEMBER 11,    YEAR
                                            1993          1992         1992
                                        ------------- ------------- -----------
                                             (UNAUDITED, IN MILLIONS)
INCOME STATEMENT DATA:
Sales..................................    $  963         $832      $1,209
Operating profit before corporate ex-
 penses and interest...................       133          126         160
Interest expense.......................       131          135         198
Loss before cumulative effect of
 changes in accounting principles(1)...       (25)         (20)        (37)
BALANCE SHEET DATA:
Total assets...........................    $3,742
Long-term debt.........................     2,156
Convertible subordinated debt
 ("LYONs")(2)..........................       241
OTHER DATA:
EBITDA(3)..............................    $  251         $235      $  329

- --------
(1) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was adopted in the first fiscal quarter of 1993. In the second fiscal quarter of 1993, the Company changed its accounting method for assets held for sale. See "Notes to Condensed Consolidated Financial Statements."

(2) Pursuant to the LYONs Allocation Agreement (as defined), Marriott International has assumed responsibility for 90% of the LYONs obligation or $217 million of the outstanding balance of $241 million of the LYONs as of September 10, 1993. In December 1993, the Company gave notice of redemption of the LYONs and set a redemption date of January 25, 1994. Based on the aggregate principal amount of LYONs outstanding on December 13, 1993, the aggregate redemption price will be $197 million, of which $177 million is payable by Marriott International. However, the Company believes that most of the LYONs will be converted into Common Stock and Marriott International common stock, given the current market prices of such stocks relative to the redemption price. If all of the LYONs are converted, the Company will issue an additional 7,108,000 shares of its Common Stock. See "Recent Developments--LYONs Redemption."

(3) EBITDA consists of the sum of consolidated net income (loss), interest expense, income taxes, depreciation and amortization and certain other non-cash charges, subject to certain other adjustments. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles, and such information should not be considered as an alternative to net income, cash flow from operations or any other performance measures prescribed by generally accepted accounting principles. The Company's pro forma EBITDA in fiscal 1992 includes $12 million from the operation of certain hotels and other operations which were sold during the year.

                              RECENT DEVELOPMENTS

POTENTIAL ACQUISITIONS

  The Company recently entered into an agreement to purchase the 580-room Ft. Lauderdale Marina Marriott. The Company expects this acquisition to be consummated in January 1994.

  The Company has participated in discussions with respect to a potential acquisition of the CIGA hotel chain. The CIGA hotel acquisition, if consummated, would consist of approximately 30 full service lodging properties located throughout Western Europe. Other competitive bidders are also pursuing a potential acquisition of CIGA. The Company has not yet determined to what extent it will continue to pursue the CIGA acquisition, which decision will depend in part on the activities of competing bidders. If the Company elects to pursue such acquisition, there can be no assurance that the Company would be able to reach an agreement to acquire these hotels.

DISPOSITIONS

  The Company is engaged in discussions with a party that has made a proposal to purchase the majority of its Fairfield Inn by Marriott hotels. While these hotels were previously considered as long-term investments, the attractiveness of the proposal has caused the Company to reconsider its position relating to the sale of these hotels. Therefore, the Company is now considering these hotels as available for sale and is evaluating the carrying value of such hotels based on the current net realizable value (on the basis of expected sales price less the estimated costs of disposal) of individual hotels. While the transaction referred to above would result in an aggregate sales price in excess of the aggregate carrying value of the hotels, certain individual hotels have an indicated net realizable value below their carrying value. Therefore, the Company will record a charge to earnings in the fourth quarter of fiscal 1993 of approximately $11 million to write down 15 such properties to their individual estimated net realizable value.

  In December 1993, the Company sold its 15% interest in the partnership owning the Boston Copley Marriott hotel for $10.4 million (which exceeds the carrying value of the interest). During the fourth quarter of fiscal 1993, the Company realized $30 million on the disposition of its preferred stock investment in the American Restaurant Group and realized $11.7 million on the disposition of its preferred stock investment in the Restaurant Enterprises Group.

RESIDENCE INNS

  In the fourth quarter of fiscal 1993, the Company sold certain of its equity interests in a partnership owning eleven Residence Inn by Marriott hotels for approximately $15 million. These sales reduced the Company's ownership to 16.6% and allowed the Company to be released from certain debt guarantee obligations. Accordingly, the Company will no longer be consolidating the partnership and will remove the $64 million of debt and $96 million of property, plant and equipment from its balance sheet. A gain will be recorded in installments as certain guarantee obligations expire.

NEW YORK MARRIOTT MARQUIS

  The Company owns a 50% interest in Times Square Hotel Company ("TSHCO"), the owner of the New York Marriott Marquis, and also holds security interests in an additional 39% of the partnership interests as collateral for loans made to certain partners. The partners are in default on the loans and the Company has, for accounting purposes, realized an in-substance foreclosure of their partnership interests. The Company is in the process of legal foreclosure on these interests, which should be completed in early 1994.

  Effective in the fourth quarter of fiscal 1993, the Company consolidated TSHCO. The Company's balance sheet will be impacted by an increase in debt and other liabilities of approximately $445 million, and a corresponding increase in assets (principally, property and equipment). Since the Company began reporting substantially all of the losses of TSHCO in 1993, the consolidation will have no material impact on consolidated net income or earnings per share.

  Of the $445 million of liabilities of TSHCO, $375 million represents a non-recourse first mortgage loan which matured December 7, 1993. A preliminary agreement has been reached for the extension of the loan for a term of five years, which is subject to final approval by the lenders and completion of definitive documentation. The preliminary agreement calls for a paydown of the loan by $37 million at, or before, closing. However, there can be no assurance that a final agreement will be reached. See "Certain Transactions."

HOST/TRAVEL PLAZAS RESTRUCTURING

  In November 1993, the Company's Host/Travel Plazas business announced a plan to redesign its operations structure to improve the effectiveness and competitiveness of the business. Implementation of the new structure is currently underway and is expected to be completed in the first quarter of fiscal 1994. The Company will incur costs of approximately $7 million, principally for severance, relocation, and the closing of certain offices. The Company will take a restructuring charge in the fourth quarter of fiscal 1993 to reflect these costs.

LYONS REDEMPTION

  In December 1993, the Company gave notice of redemption of the LYONs. The LYONs will be redeemed on January 25, 1994, unless prior to such time holders exercise their conversion rights. To the extent LYONs are redeemed for cash, Marriott International will fund 90% of the redemption price pursuant to the terms of the LYONs Allocation Agreement. Based on the aggregate principal amount of LYONs outstanding on December 13, 1993, the aggregate redemption price will be approximately $197 million, of which approximately $177 million is payable by Marriott International. The LYONs are redeemable at $367.60 per $1,000 principal amount and are convertible into 13.277 shares of Common Stock and 13.277 shares of Marriott International common stock per $1,000 principal amount. Based on the current market prices of the Common Stock and the Marriott International common stock, the Company expects that most holders will elect to convert LYONs into Common Stock and Marriott International common stock prior to redemption. If all of the LYONs holders elected to convert prior to redemption, LYONs holders would receive approximately 7.1 million shares of Common Stock upon conversion. See "Relationships Between the Company and Marriott International--LYONs Allocation Agreement."

                                  RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following factors before purchasing the shares of Common Stock offered hereby.

SUBSTANTIAL LEVERAGE; RESTRICTIVE COVENANTS

  The Company has substantial indebtedness. After giving effect to the Distribution and related transactions, on a pro forma basis, the Company had consolidated long-term debt of $2.2 billion and total shareholders' equity of $439 million as of September 10, 1993. The Ownership Business and the Host/Travel Plazas Business are capital intensive, and the Company will have significant capital requirements in the future. The Company's leverage could affect its ability to obtain financing in the future or to undertake refinancings on terms and subject to conditions deemed acceptable by the Company. However, of the Company's pro forma long term debt of $2.2 billion as of September 10, 1993, debt maturities prior to the year 2000 aggregate $305 million.

  Most of the Ownership Business and the Host/Travel Plazas Business is conducted by subsidiaries of Hospitality (a second-tier subsidiary of the Company). Hospitality has issued $1.2 billion in aggregate principal amount of New Notes, which are secured by a pledge of the stock of, and guaranteed by, Hospitality and certain of its subsidiaries. The indenture governing these notes contains covenants that, among other things, (i) limit the ability of Hospitality to pay dividends and make other distributions and restricted payments, (ii) limit the ability of Hospitality and its subsidiaries to incur additional debt, (iii) limit the ability of Hospitality and its subsidiaries to create additional liens on their respective assets, (iv) limit the ability of the subsidiaries of Hospitality to incur debt and issue preferred stock, (v) limit the ability of Hospitality and its subsidiaries to engage in certain transactions with related parties, (vi) limit the ability of each subsidiary of Hospitality to enter into agreements which restrict such subsidiary in paying dividends or making certain other payments and (vii) limit the activities and businesses of Holdings. See "Financing--New Notes" and "The Exchange Offer and Restructuring." In addition, the Credit Agreement with Marriott International imposes certain restrictions on the ability of the Company and certain other subsidiaries to incur additional debt, impose liens or mortgages on their properties (other than various types of liens arising in the ordinary course of business), extend new guarantees (other than replacement guarantees), pay dividends, repurchase their common stock, make investments and incur capital expenditures. The above restrictions may limit the Company's ability to secure additional financing, and may prevent the Company from engaging in transactions that might otherwise be beneficial to the Company. See "Financing--Credit Agreement."

PENDING LITIGATION

  Between October 9, 1992 and December 29, 1992, following the announcement of the Distribution, ten plaintiffs (United Apple Sales Incorporated Profit Sharing Trust U/A DTD 8/1/71; Bernard Fintz, Administrator of the Fintz Pension Plan; John D. Halford, Trustee of the John D. Halford Trust; Harvey Levy, as Trustee for the National Rubber Footwear, Inc. Profit Sharing Plan; Moges Gebremariam, as Trustee for the Moges Gebremariam Profit Sharing Plan; Howard
W. Bleiman; Edmond Tomlinson; Robert Seigle; Matthew Harlib; and Paul L. Stone, collectively the "Class Action Plaintiffs") filed lawsuits against the Company purportedly brought on behalf of classes of holders and purchasers of Old Notes and other senior notes and debentures of the Company (the "Class Action Lawsuits"). The Class Action Plaintiffs were all holders, or former holders, of Old Notes. The foregoing Class Action Lawsuits were consolidated under the caption United Apple Sales Incorporated Profit Sharing Trust U/A DTD 8/l/71, et al. v. Marriott Corp., et al. in the United States District Court for the District of Maryland. A similar lawsuit filed by one of the Class Action Plaintiffs in Maryland state court was stayed pending resolution of the cases in the United States District Court for the District of Maryland (the "District Court").

  On October 29, 1992, a second group of plaintiffs (the "PPM Group") purporting to hold approximately $120 million of principal amount of Old Notes filed lawsuits against the Company (the "PPM Lawsuit"). The PPM Group consists of PPM America, Inc.; London Pacific Life & Annuity Company; Transamerica

Life Insurance & Annuity Company, Transamerica Income Shares. Inc.; National Home Life Assurance Company; Commonwealth Life Insurance Company; Provident Mutual Life Insurance Company of Philadelphia; Vanguard Fixed Income Securities Fund. Inc.; Wellington Fund, Inc.; Anchor Series Trust; High Yield Plus Fund, Inc.; New America High Income Fund, Inc.; Security Mutual Life Insurance Company of New York, Security Equity Life Insurance Company; and Utica National Life Insurance Company. People's Security Life Insurance Company, which purportedly purchased approximately $16 million in Old Notes, was later added as an additional plaintiff in the PPM Lawsuit.

  On March 25, 1993, the State Board of Administration of Florida (the "Florida Plaintiff"), purporting to hold approximately $7.5 million principal amount of Old Notes, filed an additional class action lawsuit purportedly brought on behalf of certain classes of holders of Old Notes and other senior notes and debentures of the Company (the "Florida Lawsuit"). The Florida Lawsuit has been consolidated with the PPM Lawsuit.

  The Class Action Lawsuits and the Florida Lawsuit alleged, among other things, that (i) the Distribution, if effected, would violate the terms of the Old Notes, (ii) federal securities laws (and similar state laws) had been violated in connection with the sale by the Company of certain series of its Old Notes (the "Disclosure Claims"), (iii) the Distribution, if effected, would be a fraudulent conveyance as to creditors of the Company and (iv) the Distribution, if effected, would constitute a breach of fiduciary duty and a breach of implied covenants of good faith and fair dealing allegedly owed by the Company to holders of Old Notes. The PPM Lawsuit is limited to the Disclosure Claims. The Company has counterclaimed against certain members of the PPM Group, asserting tortious interference with business relationships.

  The Company reached an agreement to settle the Class Action Lawsuits (the "Class Action Settlement"), which settlement was approved by the United States District Court on August 30, 1993. The Class Action Settlement disposes of all legal claims challenging the Distribution, other than Disclosure Claims by certain holders and former holders of Old Notes (principally members of the PPM Group and the Florida Plaintiff) who have "opted out" of the Class Action Settlement with respect to the Disclosure Claims. On October 18, 1993, the District Court also dismissed all claims in the Florida Lawsuit other than those relating to the Disclosure Claims. The Florida Plaintiff has filed an appeal with the United States Court of Appeals for the Fourth Circuit, challenging the District Court's approval of the Class Action Settlement.

  As part of the Class Action Settlement, the Company effected the Exchange Offer, paid certain legal fees and expenses of the Class Action Plaintiffs and agreed to issue warrants to purchase up to 7.7 million shares of Common Stock, exercisable for five years after the Distribution, at $8.00 per share during the first three years and $10.00 per share during the last two years. The warrants are not expected to be issued until the appeal of the Class Action Settlement is resolved. See "Description of Capital Stock."

  The PPM Group and the Florida Plaintiff continue to litigate their Disclosure Claims. On December 17, 1993, the Company filed a motion for summary judgment asking the District Court to enter judgment in favor of the Company and other individual defendants on all the claims. The PPM Group also filed a motion for summary judgment with respect to the Company's counterclaim. The Company believes the Disclosure Claims are without merit and that the litigation pursued by those who have opted out of the Class Action Settlement will not have a material effect on the financial condition of the Company. Nevertheless, there can be no certainty as to the ultimate outcome of such litigation.

POTENTIAL CONFLICTS WITH MARRIOTT INTERNATIONAL

  The interests of the Company and Marriott International may potentially conflict due to the ongoing relationships between the companies. In addition, the Company and Marriott International share two common directors--J.W. Marriott, Jr. serves as Chairman of the Board of Directors and President of Marriott International and also serves as a director of the Company, and Richard E. Marriott serves as Chairman of the Board of Directors of the Company and also serves as a director of Marriott International. Messrs. J.W. Marriott, Jr. and Richard E. Marriott, as well as certain other officers and directors of Marriott

International and the Company, also own shares (and/or options or other rights to acquire shares) in both companies. With respect to the various contractual arrangements between the two companies, the potential exists for disagreement as to the quality of services provided by Marriott International and as to contract compliance. Additionally, the possible desire of the Company, from time-to-time, to finance, refinance or effect a sale of any of the properties managed by Marriott International may, depending upon the structure of such transactions, result in a need to modify the management agreement with Marriott International with respect to such property. Any such modification proposed by the Company may not be acceptable to Marriott International, and the lack of consent from Marriott International could adversely affect the Company's ability to consummate such financing or sale. In addition, certain situations could arise where actions taken by Marriott International in its capacity as manager of competing lodging properties would not necessarily be in the best interests of the Company. The Company and Marriott International are also parties to a noncompetition agreement that imposes certain limitations on the companies' ability to compete with each other in certain businesses. Nevertheless, the Company believes that there is sufficient mutuality of interest between the Company and Marriott International to result in a mutually productive relationship. Moreover, appropriate policies and procedures are followed by the Board of Directors of each of the companies to limit the involvement of Messrs. J.W. Marriott, Jr. and Richard E. Marriott (and, if appropriate, other officers and directors of such companies) in conflict situations, including requiring them to abstain from voting as directors of either the Company or Marriott International (or as directors of any of their subsidiaries) on certain matters which present a conflict between the companies. See "Relationship Between the Company and Marriott International."

DIVIDEND POLICY

  The Company intends to retain future earnings for use in its business and does not currently anticipate paying dividends on the Common Stock. In addition, the Credit Agreement contains restrictions on the payment of dividends on the Common Stock. See "Dividend Policy" and "Financing." The Company has also stated its intention to pay dividends on its outstanding Convertible Preferred Stock only to the extent of earnings, and the Company did not declare a dividend on the Convertible Preferred Stock for the last quarterly dividend period. If six quarterly dividend payments are in arrears, the holders of the Convertible Preferred Stock will become entitled to elect two directors of the Company. There are approximately 292,000 depositary shares, each representing 1/1000th of a share of Convertible Preferred Stock, that remain outstanding as of December 23, 1993, and the stated quarterly dividend on these shares is approximately $300,000. The Company could recommence payment of quarterly dividends in order to avoid the election of additional directors. In addition, commencing January 15, 1996, the outstanding Convertible Preferred Stock may be redeemed at an aggregate redemption price of approximately $15 million plus accrued and unpaid dividends.

EFFECTS OF ECONOMIC CONDITIONS AND CYCLICALITY

  The Company's ownership of real property, including hotels, senior living facilities and undeveloped land parcels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. There can be no assurance that downturns or prolonged adverse conditions in real estate or capital markets or the economy as a whole will not have a material adverse impact on the Company.

ANTITAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation and Bylaws each contain provisions that will make difficult an acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight, or otherwise, that is not approved by the Board of Directors. Provisions that may have an antitakeover effect include (i) a staggered board of directors with three separate classes, (ii) a super-majority vote requirement for removal or filling of vacancies on the Board of Directors and for amendment to the Restated Certificate of Incorporation and Bylaws, (iii) limitations on shareholder action by written consent and

(iv) super-majority voting requirements for approval of mergers and other business combinations involving the Company and interested shareholders. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law requiring super-majority approval for certain business combinations. The Company has also adopted a shareholder rights plan which may discourage or delay a change in control of the Company. Finally, the Company has granted Marriott International, for a period of ten years following the Distribution, the right to purchase up to 20% of each class of the then outstanding voting stock of the Company at the fair market value thereof upon the occurrence of certain specified events, generally involving changes in control of the Company (the "Marriott International Purchase Right"). The Marriott International Purchase Right may have certain antitakeover effects with respect to the Company. See "Purposes and Antitakeover Effects of Certain Provisions of the Company Certificate and Bylaws and the Marriott International Purchase Right" and "Description of Capital Stock--Rights and Junior Preferred Stock."

                                  THE COMPANY

  The Company is one of the largest owners of lodging properties in the world. The Company's 129 owned lodging properties are operated under Marriott brand names and managed by Marriott International, formerly a wholly-owned subsidiary of the Company. The Company is the largest owner of hotels operated under Marriott brands and owns approximately 23% of the lodging properties operated by Marriott International. The Company also holds minority interests in various partnerships that own an additional 272 properties operated by Marriott International. The Company's properties span several market segments, including full service (Marriott Hotels, Resorts and Suites), moderately-priced (Courtyard by Marriott), extended-stay (Residence Inn by Marriott) and economy (Fairfield Inn by Marriott). These Marriott brands are among the most respected and widely recognized in the lodging industry. In 1992, each brand was ranked either first or second overall in its segment by Business Travel News. The Company's hotels consistently outperform the industry's average occupancy rate by a significant margin, and averaged approximately 78.9% for the first eight months of 1993 compared to 65.3% for the lodging industry.

  The Company seeks to grow through opportunistic acquisitions of full service hotels in the U.S. and abroad. The Company believes that the full service segment of the market offers numerous opportunities to acquire assets at attractive multiples of cash flow and at discounts to replacement value, including under-performing hotels which can be improved under new management. The Company believes that the full service segment, in particular, has potential for improved performance as the economy continues to improve and as business travel continues to increase. The Company has recently entered into an agreement to purchase the 580-room Ft. Lauderdale Marina Marriott and is pursuing discussions with respect to other acquisition opportunities.

  The Company believes it is well qualified to pursue its acquisition strategy. Management has extensive experience in acquiring and financing lodging properties and believes its industry knowledge, relationships and access to information provide a competitive advantage with respect to evaluating and acquiring hotel assets. In addition, the Company is well positioned to convert acquired properties to high quality lodging brand names due to its strategic alliance with Marriott International.

  The Company is also the leading operator of airport and tollroad food and merchandise concessions, with facilities in virtually every major commercial airport in the U.S. The Company operates restaurants, gift shops and related facilities at 73 airports, on 14 tollroads (including 93 travel plazas) and at 42 tourist attractions, stadiums and arenas. Many of the Company's concessions operate under branded names, including Pizza Hut, Burger King, Taco Bell, Sbarro's, Dunkin' Donuts, TCBY yogurt, Mrs. Fields cookies, Nathan's Famous hot dogs and Cheers. In addition, the Company owns 14 senior living facilities which are leased to Marriott International under long-term leases.

  The principal executive offices of the Company are located at 10400 Fernwood Road, Bethesda, Maryland, 20817, and its telephone number is (301) 380-9000. The Company is incorporated under the laws of the State of Delaware.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and expenses of the Offerings, are estimated to be approximately $150 million (approximately $173 million if the Underwriters' over-allotment options are exercised in full), based on the last reported sale price per share of the Common Stock on the NYSE Composite Tape on January 3, 1994. The Company expects to use the net proceeds from the Offerings for future acquisitions of lodging properties or related assets. To the extent not so expended, the net proceeds will be used for general corporate purposes.

                                DIVIDEND POLICY

  The Company intends to retain future earnings for use in its business and does not currently anticipate paying any dividends on the Common Stock. In addition, the Credit Agreement contains restrictions on the payment of dividends on the Common Stock and the Company's subsidiaries are subject to certain agreements that limit their ability to pay dividends to the Company. See "Financing." The Company has also stated its intention to pay dividends on its outstanding Convertible Preferred Stock only to the extent of earnings, and the Company did not declare a dividend on the Convertible Preferred Stock for the last quarterly dividend period. If six quarterly dividend payments are in arrears, the holders of the Convertible Preferred Stock will become entitled to elect two directors of the Company. There are approximately 292,000 depositary shares, each representing 1/1000th of a share of Convertible Preferred Stock, that remain outstanding as of December 23, 1993, and the stated quarterly dividend on these shares is approximately $300,000. The Company could recommence payment of quarterly dividends in order to avoid the election of additional directors. In addition, commencing January 15, 1996, the outstanding Convertible Preferred Stock may be redeemed at an aggregate redemption price of approximately $15 million plus accrued and unpaid dividends.

                            PRO FORMA CAPITALIZATION

  The following table sets forth, as of September 10, 1993, the pro forma capitalization of the Company after giving effect to the Distribution and related transactions and as adjusted to give effect to the sale of the shares of Common Stock offered hereby (assuming an offering price of $9 per share, the last reported sales price on the New York Stock Exchange on January 3, 1994) as if the Offerings had occurred on September 10, 1993. The Pro Forma Capitalization of the Company should be read in conjunction with Host Marriott Corporation's Consolidated and Condensed Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus.

                                                         AT SEPTEMBER 10, 1993
                                                        (UNAUDITED, IN MILLIONS)
                                                        ------------------------
                                                                    PRO FORMA
                                                        PRO FORMA AS ADJUSTED(1)
                                                        --------- --------------
Cash and equivalents...................................  $   27       $  177
                                                         ======       ======
Long-term debt, including current portion..............  $2,164       $2,164
Convertible subordinated debt (LYONs)(2)...............     241          241
Shareholders' equity...................................     439          589
                                                         ------       ------
Total Capitalization...................................  $2,844       $2,994
                                                         ======       ======

- --------

(1) Reflects receipt of proceeds of the Offerings after deducting estimated underwriting discounts and commissions and expenses of the Offerings. See "Use of Proceeds."

(2) Pursuant to the LYONs Allocation Agreement, Marriott International assumed responsibility for 90% of the LYONs obligation or $217 million of the outstanding balance of $241 million of the LYONs as of September 10, 1993. The LYONs have been called for redemption on January 25, 1994. Based on the current market prices of the Common Stock and the Marriott International common stock, the Company expects that most holders will elect to convert LYONs into Common Stock and Marriott International common stock prior to redemption. See "Prospectus Summary--Recent Developments--LYONs Redemption."

                            PRO FORMA FINANCIAL DATA

  The unaudited Pro Forma Consolidated Balance Sheet of the Company as of September 10, 1993 presents, in the "Host Marriott Corporation Pro Forma" column, the financial position of the Company as if the Distribution and related transactions had been completed as of such date. The unaudited Pro Forma Consolidated Statement of Income of the Company for the thirty-six weeks ended September 10, 1993 and September 11, 1992 and for the fiscal year ended January 1, 1993 present, in the "Host Marriott Corporation Pro Forma" column, the results of operations of the Company as if the Distribution and related transactions had been completed at the beginning of the applicable period. The adjustments required to reflect the Distribution and related transactions are set forth in the "Distribution Pro Forma Adjustments" column and discussed in the accompanying notes. The unaudited Pro Forma Financial Data of the Company are presented for informational purposes only and may not reflect the Company's future results of operations and financial position or what the results of operations and financial position of the Company would have been had such transactions occurred as of the dates indicated.

  The unaudited Pro Forma Financial Data and Notes thereto of the Company should be read in conjunction with the Host Marriott Corporation Consolidated and Condensed Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus.

                           HOST MARRIOTT CORPORATION

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                          AT SEPTEMBER 10, 1993 (IN MILLIONS)
                          --------------------------------------------------------------------
                                         ADJUSTMENT TO
                                        REFLECT MARRIOTT                              HOST
                            MARRIOTT     INTERNATIONAL,   ADJUSTED   DISTRIBUTION   MARRIOTT
                           CORPORATION    INC. ON THE     MARRIOTT    PRO FORMA    CORPORATION
                          HISTORICAL(1)  EQUITY METHOD   CORPORATION ADJUSTMENTS    PRO FORMA
                          ------------- ---------------- ----------- ------------  -----------
         ASSETS
Current Assets
 Cash and equivalents...     $  322         $  (141)       $  181       $ (25)(A)    $   27
                                                                         (172)(N)
                                                                           43 (O)
 Accounts receivable,
  net...................        612            (524)           88          (9)(A)        79
 Inventories............        298            (223)           75         (14)(A)        61
 Other current assets...        201            (151)           50         (10)(A)        40
                             ------         -------        ------       -----        ------
                              1,433          (1,039)          394        (187)          207
                             ------         -------        ------       -----        ------
Property and equipment,
 net....................      3,399            (743)        2,656         (42)(J)     2,614
Investments in affili-
 ates...................        451             (93)          358                       358
Investment and advances
 to Marriott
 International, Inc.....        --              718           718        (718)(B)       --
Intangibles.............        442            (415)           27                        27
Notes receivable and
 other..................        629            (310)          319         217 (C)       536
                             ------         -------        ------       -----        ------
                             $6,354         $(1,882)       $4,472       $(730)       $3,742
                             ======         =======        ======       =====        ======
 LIABILITIES AND EQUITY
Current Liabilities
 Accounts payable.......     $  754         $  (541)       $  213       $ (99)(N)    $   77
                                                                          (37)(A)
 Other current liabili-
  ties..................        759            (565)          194         (46)(A)       148
                             ------         -------        ------       -----        ------
                              1,513          (1,106)          407        (182)          225
                             ------         -------        ------       -----        ------
Long-term debt..........      2,623            (382)        2,241          (8)(A)     2,156
                                                                           43 (O)
                                                                          (42)(J)
                                                                          (44)(L)
                                                                          200 (K)
                                                                          (60)(M)
                                                                         (200)(K)
                                                                           26 (N)
Other long-term liabili-
 ties...................        467            (333)          134          (2)(A)       132
Deferred income.........        161             (78)           83                        83
Deferred income taxes...        473              17           490         (14)(J)       466
                                                                          (10)(N)
Convertible subordinated
 debt...................        241                           241                       241
Shareholders' Equity
 Convertible preferred
  stock.................        200                           200        (184)(P)        16
 Common stock...........        105                           105          11 (P)       118
                                                                            2 (M)
 Additional paid-in cap-
  ital..................         41                            41         173 (P)       272
                                                                           58 (M)
 Retained earnings......        581                           581        (718)(B)        84
                                                                          217 (C)
                                                                           35 (A)
                                                                          (89)(N)
                                                                           14 (J)
                                                                           44 (L)
 Treasury stock, at
  cost..................        (51)                          (51)                      (51)
                             ------         -------        ------       -----        ------
                                876                           876        (437)          439
                             ------         -------        ------       -----        ------
                             $6,354         $(1,882)       $4,472       $(730)       $3,742
                             ======         =======        ======       =====        ======

- --------
(1) Certain amounts have been reclassified to facilitate separate company presentation.

                           HOST MARRIOTT CORPORATION

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                       THIRTY-SIX WEEKS ENDED SEPTEMBER 10, 1993
                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                          ---------------------------------------------------------------------
                                         ADJUSTMENT TO
                                        REFLECT MARRIOTT                               HOST
                            MARRIOTT     INTERNATIONAL,   ADJUSTED   DISTRIBUTION    MARRIOTT
                           CORPORATION    INC. ON THE     MARRIOTT    PRO FORMA     CORPORATION
                          HISTORICAL(1)  EQUITY METHOD   CORPORATION ADJUSTMENTS     PRO FORMA
                          ------------- ---------------- ----------- ------------   -----------
Sales
 Lodging
 Rooms..................     $2,037         $(1,671)       $  366       $(366)(E)     $   --
 Food and beverage......        802            (694)          108        (108)(E)         --
 Other..................        413            (385)           28         140 (E)         168
                             ------         -------        ------       -----         -------
                              3,252          (2,750)          502        (334)            168
 Contract services......      3,011          (2,176)          835         (40)(D)         795
                             ------         -------        ------       -----         -------
                              6,263          (4,926)        1,337        (374)            963
                             ------         -------        ------       -----         -------
Operating costs and ex-
 penses
 Lodging
 Departmental direct
  costs
  Rooms.................        492            (403)           89         (89)(E)         --
  Food and beverage.....        625            (539)           86         (86)(E)         --
 Other operating ex-
  penses, including pay-
  ments to hotel owners.      1,872          (1,633)          239        (147)(E)          93
                                                                            1 (J)
                             ------         -------        ------       -----         -------
                              2,989          (2,575)          414        (321)             93
 Contract services......      2,901          (2,121)          780         (43)(D)         737
                             ------         -------        ------       -----         -------
                              5,890          (4,696)        1,194        (364)            830
                             ------         -------        ------       -----         -------
Operating profit
 Lodging................        263            (175)           88         (12)(E)          75
                                                                           (1)(J)
 Contract services......        110             (55)           55           3 (D)          58
                             ------         -------        ------       -----         -------
Operating profit before
 corporate expenses and
 interest...............        373            (230)          143         (10)            133
Corporate expenses......        (80)             39           (41)                        (41)
Interest expense........       (156)             16          (140)         12 (C)        (131)
                                                                           (4)(G)
                                                                            2 (K)
                                                                            2 (J)
                                                                            4 (M)
                                                                           (1)(N)
                                                                           (1)(O)
                                                                           (5)(L)
Interest income.........         21              (2)           19                          19
                             ------         -------        ------       -----         -------
Income (loss) before in-
 come taxes, equity
 earnings of subsidiary
 and cumulative effect
 of changes in account-
 ing principles(2)......        158            (177)          (19)         (1)            (20)
Provision (benefit) for
 income taxes...........         76             (74)            2           3 (H)           5
                             ------         -------        ------       -----         -------
Income (loss) before eq-
 uity in earnings of
 subsidiary and cumula-
 tive effect of changes
 in accounting princi-
 ples(2)................         82            (103)          (21)         (4)            (25)
Equity in earnings of
 subsidiary, net of tax.                        103           103        (103)(B)         --
                             ------         -------        ------       -----         -------
Income (loss) before a
 cumulative effect of
 changes in accounting
 principles(2)..........         82             --             82        (107)            (25)
Dividends on preferred
 stock..................         12             --             12         (11)(P)           1
                             ------         -------        ------       -----         -------
Income (loss) available
 for common stock before
 cumulative effect of
 changes in accounting
 principles(2)..........     $   70         $   --         $   70       $ (96)        $   (26)
                             ======         =======        ======       =====         =======
Fully diluted earnings
 (loss) per share before
 cumulative effect of
 changes in accounting
 principle(2)...........     $ 0.64                        $ 0.64                     $ (0.23)
                             ======                        ======                     =======
                                                                         (7.6) (I)
                                                                         10.6 (P)
Fully diluted common
 shares.................      109.8                         109.8         1.8 (M)       114.6
                             ======                        ======       =====         =======

- -------
(1) Certain costs have been reclassified to facilitate separate Company presentation.
(2) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was adopted in the first fiscal quarter of 1993. In the second fiscal quarter of 1993, the Company changed its accounting method for assets held for sale. See "Notes to Condensed Consolidated Financial Statements."

                           HOST MARRIOTT CORPORATION

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                        THIRTY-SIX WEEKS ENDED SEPTEMBER 11, 1992
                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                          ----------------------------------------------------------------------
                                         ADJUSTMENT TO
                                        REFLECT MARRIOTT
                            MARRIOTT     INTERNATIONAL,   ADJUSTED   DISTRIBUTION  HOST MARRIOTT
                           CORPORATION    INC. ON THE     MARRIOTT    PRO FORMA     CORPORATION
                          HISTORICAL(1)  EQUITY METHOD   CORPORATION ADJUSTMENTS     PRO FORMA
                          ------------- ---------------- ----------- ------------  -------------
Sales
 Lodging
 Rooms..................     $2,004         $(1,618)        $ 386       $(386)(E)     $   --
 Food and beverage......        809            (688)          121        (121)(E)         --
 Other..................        353            (325)           28         146 (E)         174
                             ------         -------         -----       -----         -------
                              3,166          (2,631)          535        (361)            174
 Contract services......      2,771          (2,088)          683         (25)(D)         658
                             ------         -------         -----       -----         -------
                              5,937          (4,719)        1,218        (386)            832
                             ------         -------         -----       -----         -------
Operating costs and ex-
 penses
 Lodging
 Departmental direct
  costs
  Rooms.................        474            (386)           88         (88)(E)         --
  Food and beverage.....        629            (531)           98         (98)(E)         --
 Other operating
  expenses, including
  payments to hotel
  owners................      1,824          (1,556)          268        (162)(E)         107
                                                                            1 (J)
                             ------         -------         -----       -----         -------
                              2,927          (2,473)          454        (347)            107
 Contract services......      2,676          (2,043)          633         (34)(D)         599
                             ------         -------         -----       -----         -------
                              5,603          (4,516)        1,087        (381)            706
                             ------         -------         -----       -----         -------
Operating profit
 Lodging................        239            (158)           81         (13)(E)          67
                                                                           (1)(J)
 Contract services......         95             (45)           50           9 (D)          59
                             ------         -------         -----       -----         -------
Operating profit before
 corporate expenses and
 interest...............        334             (203)         131          (5)            126
Corporate expenses......        (74)             40           (34)                        (34)
Interest expense........       (161)             17          (144)         11 (C)        (135)
                                                                           (4)(G)
                                                                            1 (K)
                                                                            2 (J)
                                                                            4 (M)
                                                                           (5)(L)
Interest income.........         20              (2)           18         --               18
                             ------         -------         -----       -----         -------
Income (loss) before
 income taxes and equity
 earnings of subsidiary.        119            (148)          (29)          4             (25)
Provision (benefit) for
 income taxes...........         53             (64)          (11)          6 (H)          (5)
                             ------         -------         -----       -----         -------
Income (loss) before eq-
 uity in earnings of
 subsidiary.............         66             (84)          (18)         (2)            (20)
Equity in earnings of
 subsidiary, net of tax.        --               84            84         (84)(B)         --
                             ------         -------         -----       -----         -------
Income (loss)...........         66             --             66         (86)            (20)
Dividends on preferred
 stock..................         12             --             12         (11)(P)           1
                             ------         -------         -----       -----         -------
Income (loss) available
 for common stock.......     $   54         $   --          $  54       $ (75)        $   (21)
                             ======         =======         =====       =====         =======
Fully diluted earnings
 (loss) per share.......     $ 0.51                         $0.51                     $ (0.19)
                             ======                         =====                     =======
                                                                         (5.8)(I)
                                                                         10.6 (P)
Fully diluted common
 shares.................      105.3                         105.3         1.8 (M)       111.9
                             ======                         =====       =====         =======

- --------
(1) Certain costs have been reclassified to facilitate separate Company presentation.

                           HOST MARRIOTT CORPORATION
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                FISCAL YEAR ENDED JANUARY 1, 1993
                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                          ----------------------------------------------------------------------
                                         ADJUSTMENT TO
                                        REFLECT MARRIOTT
                            MARRIOTT     INTERNATIONAL,   ADJUSTED   DISTRIBUTION  HOST MARRIOTT
                           CORPORATION    INC. ON THE     MARRIOTT    PRO FORMA     CORPORATION
                          HISTORICAL(1)  EQUITY METHOD   CORPORATION ADJUSTMENTS     PRO FORMA
                          ------------- ---------------- ----------- ------------  -------------
Sales
 Lodging
 Rooms..................     $2,843         $(2,315)       $  528       $ (528)(E)    $    --
 Food and beverage......      1,190          (1,023)          167         (167)(E)         --
 Other..................        518            (479)           39          194 (E)        233
                             ------         -------        ------       ------        -------
                              4,551          (3,817)          734         (501)           233
 Contract services......      4,171          (3,154)        1,017          (41)(D)        976
                             ------         -------        ------       ------        -------
                              8,722          (6,971)        1,751         (542)         1,209
                             ------         -------        ------       ------        -------
Operating costs and ex-
 penses
 Lodging
 Departmental direct
  costs
  Rooms.................        676            (546)          130         (130)(E)         --
  Food and beverage.....        917            (782)          135         (135)(E)
 Other operating
  expenses, including
  payments to hotel
  owners................      2,625          (2,253)          372         (228)(E)        145
                                                                             1 (J)
                             ------         -------        ------       ------        -------
                              4,218          (3,581)          637         (492)           145
 Contract services......      4,021          (3,064)          957          (53)(D)        904
                             ------         -------        ------       ------        -------
                              8,239          (6,645)        1,594         (545)         1,049
                             ------         -------        ------       ------        -------
Operating profit
 Lodging................        333            (236)           97           (8)(E)         88
                                                                            (1)(J)
 Contract services......        150             (90)           60           12 (D)         72
                             ------         -------        ------       ------        -------
Operating profit before
 corporate expenses and
 interest...............        483            (326)          157            3            160
Corporate expenses......       (129)             67           (62)          16 (F)        (46)
Interest expense........       (235)             25          (210)          16 (C)       (198)
                                                                            (6)(G)
                                                                            (8)(L)
                                                                             6 (M)
                                                                             2 (K)
                                                                             2 (J)
Interest income.........         31              (3)           28           --             28
                             ------         -------        ------       ------        -------
Income (loss) before
 income taxes and equity
 in earnings of
 Subsidiary.............        150            (237)          (87)          31            (56)
Provision (benefit) for
 income taxes...........         65            (103)          (38)          19 (H)        (19)
                             ------         -------        ------       ------        -------
Income (loss) before eq-
 uity in earnings of
 subsidiary.............         85            (134)          (49)          12            (37)
Equity in earnings of
 subsidiary, net of tax.         --             134           134         (134)(B)         --
                             ------         -------        ------       ------        -------
Net Income (loss).......         85              --            85         (122)           (37)
Dividends on preferred
 stock..................         17              --            17          (16)(P)          1
                             ------         -------        ------       ------        -------
Net Income (loss) avail-
 able for common stock..     $   68         $    --        $   68       $ (106)       $   (38)
                             ======         =======        ======       ======        =======
Earnings (loss) per
 share..................     $ 0.64                        $ 0.64                     $ (0.34)
                             ======                        ======                     =======
                                                                          10.6 (P)
                                                                          (6.7)(I)
Fully diluted common
 shares.................      106.5                         106.5          1.8 (M)      112.2
                             ======                        ======       ======        =======

- --------
(1) Certain costs have been reclassified to facilitate separate Company presentation.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

A. Represents the elimination of working capital for lodging properties and working capital and certain noncurrent liabilities for retirement communities owned by the Company and operated by Marriott International.

B. Represents distribution of 100% of Marriott International common stock to the Company's common shareholders.

C. Represents assumption by Marriott International of 90% of the LYONs. (See "Relationship Between the Company and Marriott International--LYONs Allocation Agreement.")

D. Represents sales and operating expenses, other than depreciation, offset by rental income, for retirement communities owned by the Company and leased to Marriott International.

E. Represents adjustment to reduce lodging sales of properties owned by the Company and operated by Marriott International to amounts to be remitted by Marriott International to the Company.

F. Represents the elimination of nonrecurring costs directly related to the Distribution.

G. Represents 1% commitment fee to Marriott International on the unborrowed portion of the revolving line of credit.

H. Represents income tax impact of pro forma adjustments, at statutory rates, adjusted to reflect the loss of certain state income tax benefits.

I. Represents elimination of shares that are antidilutive on a pro forma basis.

J. Represents the transfer of land owned by the Company and leased to a partnership owning a Marriott hotel, along with related deferred taxes, and assumption of debt by Marriott International equal to the book value of the land and related impact on interest expense.

K. Represents initial draw by the Company under the Marriott International line of credit (and corresponding paydown of other Company debt), the related impact on interest expense, and the reduction in commitment fee to Marriott International.

L. Represents the impact of additional debt assumed by Marriott International, and the 100 basis point increase in interest rate applicable to the New Notes.

M. Represents the Common Stock issued concurrently with the Distribution as part of the Exchange Offer, and the corresponding impact on interest expense.

N. Represents adjustment to allocate outstanding drafts, cash and certain other assets and liabilities between the Company and Marriott International in accordance with the Distribution Agreement (as defined).

O. Represents adjustment to reflect draws and related interest expense under a mortgage with Marriott International related to the funding of capital expenditures for the Philadelphia Convention Center Hotel.

P. Represents adjustment to reflect conversion of Convertible Preferred Stock prior to the Distribution.

Q. Excludes adjustment to reflect the loss on extinguishment of the Old Notes of approximately $9 million and transaction costs with respect to the Distribution and related transactions of approximately $13 million, because the amounts are non-recurring.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL DATA

  The Company's Management's Discussion and Analysis of Pro Forma Financial Data should be read in conjunction with the Management's Discussion and Analysis of Results of Operations and Financial Condition for the thirty-six week periods ended September 10, 1993 and September 11, 1992 and the three fiscal years in the period ended January 1, 1993, which is attached as Annex A hereto.

  On October 8, 1993, the Company completed the Distribution and the Exchange Offer. As a result, the assets, liabilities, and businesses of the Company have changed substantially. Accordingly, the following pro forma analysis of financial position and results of operations is considered by management of the Company to be more reflective of the financial resources and operations of the Company as they now exist than Management's Discussion and Analysis of Results of Operations and Financial Condition which is included as part of this Prospectus. The following analysis should be read in conjunction with the Company's Consolidated and Condensed Consolidated financial statements and notes thereto, as well as the Pro Forma Financial Data, all of which are included as part of this Prospectus.

PRO FORMA RESULTS OF OPERATIONS

  Thirty-six weeks ended September 10, 1993 compared to thirty-six weeks ended September 11, 1992. Pro forma sales increased approximately 16% to $963 million for the thirty-six weeks ended September 10, 1993 over the comparable 1992 amount. Total pro forma lodging sales declined by approximately 3% in the thirty-six weeks ended September 10, 1993 from the thirty-six weeks ended September 11, 1992 due primarily to the sale of seven full service hotels in 1992. However, on a comparable basis, excluding results for the seven full service hotels sold, pro forma lodging sales increased 8% in 1993, primarily due to a 7.7% increase in revenue per available room (weighted average room rate multiplied by the weighted average occupancy rate) for the Company's combined lodging operations. This increase represents a contribution from each of the Company's four lodging products with particularly strong improvement by the Residence Inn and Courtyard products. The Company's hotels consistently outperform the industry's average occupancy rate by a significant margin, and averaged approximately 78.9% for the first eight months of 1993 compared to 65.3% for the lodging industry.

  Pro forma lodging operating profit increased 12% in the 1993 thirty-six week period compared with the comparable period in 1992, principally due to the increase in revenues. Because the lodging property operations have a relatively fixed cost structure, increases in room rate generally yield greater percentage increases in operating profit.

  The Host/Travel Plazas Business experienced a sales increase in the 1993 period of 20% which is primarily attributable to the Company's acquisition of the Dobb's Houses, Inc. concessions in late 1992. See "Business and Properties--Host/Travel Plazas Business." Pro forma operating profit for the Host/Travel Plazas Business was relatively unchanged due principally to a general decline in U.S. enplanements, reduced traffic on several major tollroad systems, higher rent at one airport and unit remodeling on one tollroad system.

  The Host/Travel Plazas Business has led the industry in introducing branded products at its locations, including brands such as Pizza Hut, Burger King, Taco Bell, Sbarro's, Dunkin' Donuts, TCBY yogurt, Mrs. Fields cookies, Nathan's Famous hot dogs and Cheers. This strategy has resulted in enhanced customer capture rate but has caused a narrowing of profit margins. Management of the Company believes that the restructuring of the Host/Travel Plazas Business currently being implemented will better position it to increase operating efficiency and build synergies between its product offerings. See "Summary-- Recent Developments--Host/Travel Plazas Restructuring."

  Pro forma corporate expenses increased 20% in 1993 due to an increase in losses on the Company's equity investments, primarily due to the Company reporting substantially all of the losses of TSHCO beginning in fiscal 1993. Pro forma interest expense decreased slightly in the thirty-six weeks ended September 11, 1993 due to lower interest rates.

  Pro forma income tax expense increased $10 million principally as a result of the impact of a Federal tax rate increase enacted during the year.

SOURCES AND USES OF CAPITAL

  Operating cash flow is generated principally by the Company's Ownership Business (approximately two-thirds of 1992 operating cash flow) and by the Host/Travel Plazas Business. As a result of the Distribution, the Company is substantially more leveraged than it was prior to the Distribution. However, the Company believes that financial resources from ongoing operations as well as funds available under its $630 million line of credit will be sufficient to enable it to meet its debt service needs and finance its capital expenditures for the forseeable future.

  Financing Activities. On a pro forma basis, the Company had consolidated long-term debt of $2.2 billion at September 10, 1993. Substantially all of this debt carries fixed interest rates and the weighted average rate approximates 9.5%. The Company is also party to $527 million aggregate notional amount of interest exchange agreements. The principal agreement (covering $500 million) requires payment by the Company of interest based on specified floating rates (average rate 3.4% at September 10, 1993) and collects interest at fixed rates (average rate of 7.6% at September 10, 1993) through 1997.

  The Company owns a portfolio of real estate which can be sold or used to secure new financings. Pro forma net property and equipment, including property and equipment of the Host/Travel Plazas Business, totaled $2.6 billion at September 10, 1993, including approximately $1.8 billion which had not been pledged or mortgaged. The Company has initiated discussions with several financial institutions and investment banks which have expressed an interest in assisting it in obtaining long-term financing and (subject, among other things, to compliance with its existing debt agreements, including requirements to use the proceeds of certain refinancings to repay indebtedness) may use unencumbered assets as security for future financings, if such financings are determined to be advantageous. Such financings could take the form of traditional secured real estate financings or could be effected through vehicles such as formation of a real estate investment trust (REIT), assignment of senior living services lease payments or collateralized mortgage financings.

  In addition, the Company may, from time to time, consider opportunities to sell certain of its real estate properties if price targets can be achieved. Management does not believe that sales of property will be required for the Company to meet its debt service and capital expenditure requirements. In cases where there is an intent to sell particular properties, the Company assesses net realizable value of each individual property to be sold, on the basis of expected sales price less estimated costs of disposal. Otherwise, the Company assesses impairment of its real estate properties based on whether it is probable that undiscounted future cash flows from such properties will be less than their net book value.

  Capital expenditure program. Management estimates that capital spending for renovation and refurbishment of the Company's existing real estate properties will approximate $45 million annually. The majority of this amount is expected to be reserved in accordance with the terms of the management agreements for the lodging properties. Additionally management anticipates that an additional $50 million will be spent annually to maintain and expand the Host/Travel Plazas Business.

  In addition, the Company is committed to completing construction of two hotel properties and one retirement community. Capital expenditures for these projects are estimated to be $100 million in 1993 (including amounts incurred before the Distribution), $125 million in 1994 and $50 million in 1995. The Company has obtained a $40 million industrial development bond to finance a portion of the construction costs for the Philadelphia Airport Hotel and will also receive mortgage financing from Marriott International of up to $125 million to finance a portion of the construction costs for the Philadelphia Convention Center Hotel, of which approximately $43 million was borrowed as of December 31, 1993. The remaining portion of capital expenditures will be funded from cash from operations or borrowings under the Credit Agreement.

  Acquisitions. The Company expects to use the net proceeds of the Offering for acquisitions of lodging properties or related assets, to the extent that attractive acquisition opportunities become available. The Company may seek additional debt or equity financing in connection with such acquisitions, including debt secured by properties acquired. The Company believes it will have adequate sources of funding to permit it to pursue its acquisition strategy.

  Debt service guarantees. In addition to servicing its own debt, the Company will continue to be contingently liable under various guarantees of obligations of certain affiliates. Such commitments are limited, in the aggregate, to $296 million at October 8, 1993. Management believes fundings under these guarantees in 1993 will be approximately $22 million and will decline significantly in 1994 as the Company's obligations expire or maturities of partnership debt are extended.

  Credit Facility from Marriott International. An additional source of liquidity for the Company is the $630 million revolving credit facility from Marriott International available through 2007. See "Financing--Credit Agreement." The Company estimates that, as of December 31, 1993, approximately $175 million (net of cash on hand) was outstanding under the credit facility.

                       SELECTED HISTORICAL FINANCIAL DATA

  The following table presents certain selected historical financial data of the Company which has been derived from the Host Marriott Corporation Consolidated Financial Statements as of and for the thirty-six weeks ended September 10, 1993 and September 11, 1992 and the five most recent fiscal years ended January 1, 1993. The information in the table does not reflect the Distribution and related transactions and, accordingly, the table presents data for the Company that include amounts attributable to Marriott International. As a result of the Distribution and related transactions, the assets, liabilities and businesses of the Company have changed substantially. Accordingly, the financial disclosures set forth in the table below do not reflect the financial condition and results of operations of the Company as it now exists. See "Pro Forma Financial Data" included elsewhere in this Prospectus. The information set forth below should be read in conjunction with the Host Marriott Corporation Consolidated and Condensed Consolidated Financial Statements and Notes thereto and the Management's Discussion and Analysis of Results of Operations and Financial Condition attached hereto as Annex A.


                                                  THIRTY-SIX WEEKS ENDED
                                                ---------------------------              FISCAL YEAR
                                                SEPTEMBER 10, SEPTEMBER 11, -------------------------------------
                                                    1993          1992      1992(1)  1991  1990(2) 1989(3)  1988
                                                ------------- ------------- ------- ------ ------- ------- ------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                        (UNAUDITED)               (53 WEEKS)
INCOME STATEMENT DATA:
Sales..........................................     $6,263        $5,937    $8,722  $8,331 $7,646  $7,536  $6,624
Operating profit before corporate expenses and
 interest......................................        383           344       496     478    353     535     501
Interest expense...............................        166           171       248     265    183     185     136
Income from continuing operations before
 cumulative effect of a change in accounting
 principle (4)(5)..............................         82            66        85      82     47     181     189
Net income.....................................         80            66        85      82     47     177     232
Per share:(6)
 Income from continuing operations before
  cumulative effect of a change in accounting
  principle....................................      $0.65         $0.51     $0.64   $0.80  $0.46   $1.62   $1.59
 Net income....................................       0.63          0.51      0.64    0.80   0.46    1.58    1.95
Cash dividends declared per share..............       0.14          0.21      0.28    0.28   0.28    0.25    0.21
BALANCE SHEET DATA:
Total assets...................................     $6,341        $6,425    $6,410  $6,509 $7,034  $6,600  $6,079
Long-term debt.................................      2,614         2,848     2,732   2,979  3,598   3,050   2,857
Convertible subordinated debt ("LYONs")(7).....        241           222       228     210    --      --      --

- --------
(1) Operating results in 1992 included pretax costs of $21 million related to the Distribution.
(2) Operating results in 1990 reflect pretax restructuring charges and writeoffs, net of certain nonrecurring gains, of $153 million related to continuing operations.
(3) Operating profit in 1989 reflects pretax restructuring charges and writeoffs of $256 million related to continuing operations and a $231 million pretax gain on the transfer of the airline catering division. Net income also reflects a $39 million after-tax charge recorded in conjunction with the planned disposal of restaurant operations.
(4) Restaurant operations were discontinued in 1989.
(5) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was adopted in the first fiscal quarter of 1993. In the second fiscal quarter of 1993, the Company changed its accounting method for assets held for sale. See "Notes to Condensed Consolidated Financial Statements."
(6) Earnings per share is computed on a fully diluted basis using weighted average number of outstanding common and common equivalent shares, plus other potentially dilutive securities.

(7) Pursuant to the LYONs Allocation Agreement, Marriott International assumed responsibility for 90% of the LYONs obligation or $217 million of the outstanding balance of $241 million of the LYONs as of September 11, 1993. The LYONs have been called for redemption on January 25, 1994. Based on the current market prices of the Common Stock and the Marriott International common stock, the Company expects that most holders will elect to convert LYONs into Common Stock and Marriott International common stock prior to redemption. See "Prospectus Summary--Recent Developments--LYONs Redemption."

                            BUSINESS AND PROPERTIES

OWNERSHIP BUSINESS

  The Company is one of the largest owners of lodging properties in the world. The Company's lodging properties are operated under Marriott brand names and managed by Marriott International. The Company is the largest owner of hotels operated under Marriott brand names and owns approximately 23% of the lodging properties operated by Marriott International.

  The following table sets forth information regarding the lodging properties and senior living facilities that comprise the Company's Ownership Business. Each of these properties are operated by Marriott International pursuant to Lodging Management Agreements, in the case of lodging properties, or a Senior Living Services Lease Agreement, in the case of senior living facilities.

                                                           NUMBER      NUMBER
                                                        OF PROPERTIES OF ROOMS
                                                        ------------- --------
Marriott Hotels, Resorts and Suites....................       27(1)    14,194
Courtyard Hotels.......................................       54        7,940
Residence Inns.........................................       18(2)     2,178
Fairfield Inns.........................................       30        3,632
Senior Living Communities..............................       14(3)     3,942(4)
                                                             ---       ------
    Total..............................................      143       31,886
                                                             ===       ======

- --------

(1) Includes (i) two hotels currently under development and scheduled for completion in the first quarter 1995 and (ii) the New York Marriott Marquis, which was recently consolidated on the Company's balance sheet.

(2) Excludes 11 Residence Inns included in a partnership no longer consolidated with the Company.

(3) Includes a senior living facility currently under development and scheduled for completion in January 1994.
(4) Represents total number of beds.

  Management believes that the lodging industry as a whole is benefitting from an improved supply/demand dynamic. Based on industry data, demand for hotel rooms increased 4.0% in 1992 and 3.9% in the first eight months of 1993. Management believes that recent demand increases have occurred due to an improved economic environment and a corresponding increase in business travel.

  In recent years, room supply growth in the lodging industry overall has slowed dramatically. From 1987 to 1990, room supply increased an average of approximately 4% annually and resulted in an oversupply of rooms. This growth slowed to 2.3% in 1991 and 1.3% in 1992. Management believes the decrease in growth is attributable to many factors, including the limited availability of financing for new hotel construction, availability of existing properties for sale at attractive prices and the recent recession in the U.S.

  While the lodging industry in general has recently improved, the full service hotel segment has lagged this recovery. Management believes that significant opportunities exist within the full service segment to acquire hotels at attractive multiples of cash flow or at significant discounts to replacement value. In addition, the Company believes that this segment offers many opportunities to acquire underperforming hotels, which can be improved under new management. The Company believes that the full service segment, in particular, has significant potential for improved occupancy and average room rates as the economy continues to improve and as business travel continues to increase.

  The Company's lodging properties consistently outperform the industry's average occupancy rate by a significant margin, and averaged approximately 78.9% for the first eight months of 1993 compared to 65.3% for the lodging industry. Management anticipates that, due to these superior occupancy rates, the limited supply of new rooms and the recent increase in business travel, there may be an opportunity to increase room rates at the Company's properties. Because the lodging property operations have a relatively fixed cost structure, increases in room rate generally yield greater percentage increases in operating cash flow.

  Marriott Hotels, Resorts and Suites. The full service Marriott hotels owned by the Company are part of the full service Marriott hotel system, which was ranked first overall for 1992 in the full service hotel segment by Business Travel News in its February 8, 1993 issue. These hotels achieved an occupancy rate of 72.2 percent for 1992, compared to the 62 percent average occupancy rate for the entire hotel industry. The chart below sets forth performance information for such hotels for the first three fiscal quarters of 1992 and 1993 and for fiscal years 1990 through 1992.

                                                                     3Q     3Q
                                               1990   1991   1992   1992   1993
                                              ------ ------ ------ ------ ------
   Number of Properties......................     23     23     23     23     24
   Number of Rooms...........................  9,741 10,276 10,276 10,276 10,560
   Average Daily Rate........................ $88.77 $85.35 $89.27 $87.28 $89.24
   Occupancy Percentage......................  68.2%  69.4%  72.2%  73.1%  75.6%

  In addition to the properties set forth above, the Company is developing two other full service Marriott Hotels, the Philadelphia Convention Center Hotel (1,200 rooms, completion scheduled for first quarter, 1995) and the Philadelphia Airport Hotel (419 rooms, completion scheduled for first quarter, 1995), that, when completed, will be operated by Marriott International under Lodging Management Agreements. The Philadelphia Airport Hotel has been largely pre-financed through the issuance of $40 million of industrial revenue bonds. The Philadelphia Convention Center Hotel will be financed, in part, by the Philadelphia Mortgage (as defined). See "Relationship Between the Company and Marriott International--Philadelphia Mortgage." In addition, the Company owns a 50% interest in TSHCO, the owner of the New York Marriott Marquis. Effective in the fourth fiscal quarter of 1993, the Company consolidated TSHCO. See "Prospectus Summary--Recent Developments--New York Marriott Marquis."

  Courtyard Hotels. The 54 Courtyard hotels owned by the Company are among the newest in the Courtyard hotel system, which was ranked first in price value, and second overall, for 1992 in the mid-priced hotel segment by Business Travel News in its February 8, 1993 issue. These hotels achieved an occupancy rate of
76.3 percent for 1992 compared to the 62 percent average occupancy rate for the entire hotel industry. The chart below sets forth performance information for such hotels for the first three fiscal quarters of 1992 and 1993 and for fiscal years 1990 through 1992.

                                                                     3Q     3Q
                                               1990   1991   1992   1992   1993
                                              ------ ------ ------ ------ ------
   Number of Properties......................     37     52     54     55     54
   Number of Rooms...........................  5,283  7,395  7,896  8,045  7,940
   Average Daily Rate........................ $63.57 $61.12 $61.54 $60.98 $64.64
   Occupancy Percentage......................  57.6%  63.7%  76.3%  77.8%  80.5%

  Residence Inns. The 18 Residence Inns owned by the Company are among the newest in the Residence Inn system, which was ranked first overall for 1992 among extended stay operators in the all suites segment by Business Travel News in its February 8, 1993 issue. These Residence Inns achieved an occupancy rate of 77.4 percent for 1992, compared to the 62 percent average occupancy rate for the hotel industry. The chart below sets forth performance information for such Inns for the first three fiscal quarters of 1992 and 1993 and for fiscal years 1990 through 1992. In the fourth fiscal quarter of 1993, the Company sold certain of its equity interests in a partnership owning eleven Residence Inn by Marriott hotels. The following table excludes information with respect to these eleven Residence Inns. See "Prospectus Summary--Recent Developments--Residence Inns."

                                                                     3Q     3Q
                                               1990   1991   1992   1992   1993
                                              ------ ------ ------ ------ ------
   Number of Properties......................      6     17     18     18     18
   Number of Rooms...........................    637  2,072  2,178  2,178  2,178
   Average Daily Rate........................ $72.32 $73.69 $73.38 $73.59 $74.39
   Occupancy Percentage......................  67.2%  68.7%  77.4%  77.3%  85.4%

  Fairfield Inns. The 30 Fairfield Inns owned by the Company are among the newest in the Fairfield Inn system, which was ranked first overall for 1992 in the economy hotel segment by Business Travel News in its February 8, 1993 issue. These Fairfield Inns achieved an occupancy rate of 77.2 percent for 1992, compared to the 62 percent average occupancy rate for the entire hotel industry. The chart below sets forth performance information for such Inns for the first three fiscal quarters of 1992 and 1993 and for fiscal years 1990 through 1992. The Company is engaged in discussions with a party that has made a proposal to purchase the majority of its Fairfield Inn by Marriott hotels. See "Prospectus Summary--Recent Developments--Dispositions."

                                                                     3Q     3Q
                                               1990   1991   1992   1992   1993
                                              ------ ------ ------ ------ ------
   Number of Properties......................     23     30     30     30     30
   Number of Rooms...........................  2,841  3,633  3,632  3,632  3,632
   Average Daily Rate........................ $37.94 $36.46 $38.07 $38.38 $40.05
   Occupancy Percentage......................  50.9%  71.2%  77.2%  79.5%  81.0%

  Senior Living Facilities. The Company also owns 13 operating senior living facilities, located in seven states, which offer independent living apartments, assisted living services and skilled nursing care. Certain of these senior living facilities are operated under the trade names Brighton Gardens and Stratford Court. The chart below sets forth performance information for such senior living facilities for the first three fiscal quarters of 1992 and 1993 and for fiscal years 1990 through 1992. Units open more than one year at the beginning of 1992 achieved an average occupancy rate in excess of 90 percent as of the end of 1992.

                                                                      3Q    3Q
                                                   1990  1991  1992  1992  1993
                                                   ----- ----- ----- ----- -----
   Number of Units................................     7     9    12    12    13
   Number of Beds................................. 1,881 2,359 3,437 3,345 3,589
   Occupancy Percentage........................... 74.5% 72.2% 72.1% 69.7% 81.4%

  In addition, the Company is scheduled to complete a Stratford Court Facility in Boca Raton (Boca Point), Florida (353 beds) in January 1994. The Company's, Jefferson Senior Living facility in Arlington, Virginia (included in the above chart) is being sold as condominium units. Approximately 118 of these units remain unsold as of December 20, 1993. The average price per unit sold in 1993 through December 20 was approximately $212,000.

HOST/TRAVEL PLAZAS BUSINESS

  The Company is the leading operator of airport concessions in the United States with restaurants, gift shops and related facilities at 70 domestic airports and three foreign airports. The Company's foreign airport operations include concessions at two airports in New Zealand and one airport in Australia. The Company's airport concessions operate primarily under the trade name "Host" and include restaurants, cafeterias, snack bars and gift shops. Payments by the Company under operating contracts with airport authorities are typically based on percentages of sales subject to an annual minimum. The terms of such agreements vary but many have initial terms of ten or more years for food and beverage concessions, and five or more years for merchandise facilities. Additionally, the Company operates restaurants, gift shops and related facilities at 42 major tourist attractions, stadiums and arenas.

  During the fourth quarter of 1992, the Company acquired the 19 airport concessions of Dobbs Houses, Inc. for approximately $47 million.

  The Company is also the leading operator of travel plazas in the United States, with 93 travel plazas on 14 tollroads. The Company currently operates such facilities under contracts with the highway authorities which typically extend 15 years. The highway systems are located primarily in the Mid-Atlantic, Midwest and New England states as well as in Florida. Travel plazas typically include restaurants, snack bars, vending areas and merchandise facilities.

  The Host/Travel Plazas Business includes branded food, beverage and merchandise concepts at many of its airports and tollroads, including Pizza Hut, Burger King, Taco Bell, Sbarro's, Dunkin' Donuts, TCBY yogurt, Mrs. Fields cookies, Nathan's Famous hot dogs, and Cheers. As a licensee of these brands, the Company typically pays royalties based on a percentage of sales.

  Three major Host airport contracts will expire in 1994. These contracts represent approximately 18% of total airport concessions business annual revenue. The Company has detailed development strategies in place with respect to each of these airports in order to maintain significant presence on a profitable basis. Based on the Company's successful track record in achieving lease extensions of existing contracts and gaining new contracts, management expects that these strategies will be successful.

  In November 1993, the Company's Host/Travel Plazas Division announced a plan to redesign its operations structure to improve the effectiveness and competitiveness of the business. Implementation of the new structure is currently underway and is expected to be completed in the first quarter of 1994. The Company will incur costs of approximately $7 million, principally for severance, relocation, and the closing of certain offices. The Company will take a restructuring charge in the fourth quarter of fiscal 1993 to reflect these costs. See "Prospectus Summary--Recent Developments--Host/Travel Plazas Restructuring."

PARTNERSHIP INVESTMENTS

  The Company and certain of its subsidiaries also conduct the Company's partnership investments and partnership services business. The Company and/or its subsidiaries own an equity investment in, and serve as the managing general partner for, various partnerships which collectively own 52 Marriott full service hotels, 120 Courtyard hotels, 50 Residence Inns and 50 Fairfield Inns. Of these, 117 lodging properties are located on land leased from Marriott International or one of its subsidiaries. In addition, the Company holds notes receivable from partnerships in the aggregate amount of approximately $265 million.

  As a managing general partner, the Company or its subsidiary is responsible for the day-to-day management of partnership operations, which includes payment of partnership obligations from partnership funds, preparation of financial reports and tax returns and communications with lenders, limited partners and regulatory bodies. As managing general partner, the Company or its subsidiary is usually reimbursed for the cost of providing these services.

  Hotel properties owned by the partnerships generally were acquired from the Company in connection with limited partnership offerings. These hotel properties are currently operated under agreements with Marriott International. As the general partner of such partnerships, the Company and its subsidiaries oversee and monitor Marriott International's performance pursuant to these agreements.

  The Company's interests in these partnerships range from 1% to 50%. Cash distributions provided from these partnerships are tied to the overall performance of the underlying properties and the overall level of debt owed by the partnership. Partnership distributions to the Company approximated $6 million in 1993. All partnership debt is non-recourse to the Company except to the extent of limited debt service guarantees discussed below. In most circumstances, the Company has the ability to sell all or a portion of its investments in each partnership to other partners or outside third parties.

  The Company is contingently liable under various guarantees of obligations of certain of these partnerships. Such commitments are limited in the aggregate to $296 million at October 8, 1993. Management believes fundings under these guarantees in 1993 will be approximately $22 million and will decline significantly in 1994 as the Company's obligations expire or maturities of partnership debts are extended. In all cases, fundings of such guarantees represent loans to the respective partnerships.

OTHER ASSETS AND OPERATIONS

  In connection with the aforementioned businesses, the Company conducts certain property and lease management activities including (i) real estate sales, (ii) office leasing and (iii) facilities and property management.

  The Company owns approximately 65 undeveloped parcels of vacant land totalling approximately 315 acres originally purchased for the development of hotels or senior living facilities. In addition, the Company owns a 210-acre parcel of undeveloped land in Germantown, Maryland, suitable for commercial use. The Company may sell these properties from time to time when market conditions are favorable.

  The Company has disposed of most of its restaurant business, but continues to own certain free-standing restaurants. The Company also holds notes receivable arising from disposition of properties and businesses, including its airline catering business and restaurant business.

COMPETITION

  Competition in the U.S. lodging industry is strong and is generally based on quality of service, attractiveness of facilities and locations, consistency of product offerings, price and other factors. Room revenues, which are determined by occupancy levels and room rates, have continued to be constrained in 1993 as a result of a slow growth economy, overbuilt markets, price sensitive customers and the effect of corporate restructurings. However, the Company has experienced increases in occupancy and room rates in each of its lodging product lines through the third quarter of 1993 over a comparable period for 1992. Room supply growth is expected to be minimal over the next few years due principally to a scarcity of financing for new construction.

  The cyclical nature of the U.S. lodging industry has been demonstrated over the past two decades--low hotel profitability during the 1974-75 recession led to a prolonged slump in new construction and, over time, high occupancy rates and real price increases in the late 1970s and early 1980s. Changes in tax and banking laws during the early 1980s precipitated a construction boom that peaked in 1986 but created an oversupply of hotel rooms that has not yet been absorbed by increased demand. The Company expects the U.S. hotel supply/demand imbalance to continue to improve.

  The Company believes that its lodging properties enjoy competitive advantages arising from their participation in the Marriott hotel systems. Repeat guest business is enhanced by the Marriott Honored Guest Awards program, which awards frequent travelers with free stays of varying lengths at Marriott Hotels, Resorts and Suites, and by frequent stay programs established by Courtyard by Marriott (Courtyard Club) and Fairfield Inn by Marriott (INNsiders Club). Marriott International's nationwide marketing programs and reservation systems as well as the advantage of increasing customer preference for Marriott brands should also help these properties to maintain or increase their premium over competitors in both occupancy and room rates.

  In connection with the Host/Travel Plazas Business, the Company competes with several national and regional companies to obtain the rights from airport and highway authorities to operate food, beverage and merchandise concessions. To compete effectively, the Company regularly updates and refines its product offerings (including the addition of branded products) and facilities to generate higher sales and thereby increase returns both to the airport and highway authorities and the Company.

EMPLOYEES

  The Company and its subsidiaries collectively have approximately 23,000 employees. Approximately 5,900 of such employees are covered by collective bargaining agreements.

                               LEGAL PROCEEDINGS

  A number of holders of the Company's Old Notes instituted legal proceedings against the Company. For a discussion of the allegations raised and agreements to settle certain of such claims, see "Risk Factors--Pending Litigation."

                             THE DISTRIBUTION

  Prior to October 8, 1993, the Company was named "Marriott Corporation." In addition to conducting its existing Ownership Business and the Host/Travel Plazas Business, Marriott Corporation engaged in lodging and senior living services management, timeshare resort development and operation, food service and facilities management and other contract services businesses (the "Management Business"). On October 8, 1993, Marriott Corporation made a special dividend consisting of the distribution (the "Distribution") to holders of outstanding shares of Common Stock, on a share-for-share basis, of all outstanding shares of its wholly-owned subsidiary, Marriott International, which at the time of the Distribution held all of the assets relating to the Management Business. Marriott International now conducts the Management Business as a separate publicly-traded company. The Distribution was designed to separate two types of businesses with distinct financial, investment and operating characteristics so that each could adopt strategies and pursue objectives appropriate to its specific needs. As a result of the Distribution, the Company believes it is better able to concentrate its attention and financial resources on its core businesses and to manage its real estate and Host/Travel Plazas Business for cash flow. The Company and Marriott International are parties to several important ongoing arrangements, including
(i) agreements pursuant to which Marriott International manages or leases the Company's portfolio of lodging properties and senior living facilities and
(ii) the Credit Agreement pursuant to which Marriott International provides a $630 million line of credit to Holdings. See "Relationship Between the Company and Marriott International" and "Financing--Credit Agreement."

                     THE EXCHANGE OFFER AND RESTRUCTURING

THE EXCHANGE OFFER

  In connection with the Distribution, the Company also completed the Exchange Offer pursuant to which holders of Old Notes in aggregate principal amount of approximately $1.2 billion exchanged such Old Notes for a combination of (i) cash, (ii) Common Stock and (iii) New Notes issued by Hospitality. The coupon and maturity date for each series of New Notes was 100 basis points higher and four years later, respectively, than the series of Old Notes for which it was exchanged (except that the maturity of the New Notes issued in exchange for the Series L Senior Notes due 2012 was shortened by five years). The Company also conducted a consent solicitation pursuant to which, as a condition to participation in the Exchange Offer, holders of Old Notes were required to deliver (i) a consent to the Distribution and a waiver of any defaults, claims or rights under the Old Note Indenture relating thereto, (ii) a release and discharge of legal or equitable claims relating to the Distribution and (iii) a consent to the deletion of a negative pledge covenant in the Old Note Indenture to permit the Restructuring and grant of a stock pledge under the New Note Indenture (collectively, the "Consents and Releases").

  The Company received tenders of approximately $1.2 billion of Old Notes. Excluding the Series F Notes due 1995 (the "Old Series F Notes") and the Series I Senior Notes due 1995 (the "Old Series I Notes"), the Company received tenders for 82% of the aggregate amount of Old Notes subject to the Exchange Offer. The Company has redeemed all of the Old Series F Notes that did not tender in the Exchange Offer, and has secured the Old Series I Notes equally and ratably with the New Notes issued in the Exchange Offer. The Company expects to recognize an extraordinary pre-tax loss of approximately $9 million in the fourth quarter of fiscal 1993 in connection with extinguishment of debt in the Exchange Offer.

THE RESTRUCTURING

  In connection with the Exchange Offer, the Company effected the restructuring of its assets (the "Restructuring"). As a result of the Restructuring, the Company's primary asset is the capital stock of Holdings, although the Company conducts certain operations directly and holds interests in various other subsidiaries. Holdings is a holding company, the primary asset of which is the capital stock of Hospitality, and is the borrower under the Credit Agreement. Hospitality is also a holding company which owns the capital stock of HMH Properties, Inc. ("HMH Properties") and Host Marriott Travel Plazas, Inc. ("HMTP"). In the Restructuring, most of the assets relating to the Ownership Business were transferred to HMH Properties and its subsidiaries, and most of the assets relating to the Host/Travel Plazas Business were transferred to HMTP and its subsidiaries. Certain assets relating to such businesses (the "Retained Business") were retained directly by the Company and certain of its other subsidiaries (the "Retained Business Subsidiaries").

  The Company also has two subsidiaries used to fund new acquisitions. HMC Ventures, Inc. ("HMC Ventures") is an unrestricted subsidiary under the Credit Agreement that will be capitalized with approximately $50 million from recent asset sales. HMC Acquisitions, Inc. ("HMC Acquisitions") is a newly-formed subsidiary that, pursuant to pending amendments to the Credit Agreement, will be permitted to use the net proceeds of the Offering to fund acquisitions. HMC Acquisitions will be a guarantor under the Credit Agreement. See "Financing-- Credit Agreement."

  The following chart shows the structure of the Company and its subsidiaries. The businesses that are owned by the Company through HMH Properties and HMTP are described below next to the boxes designated "HMH Properties, Inc. and Subsidiaries" and "Host Marriott Travel Plazas, Inc. and Subsidiaries." The "Retained Business," which is owned by the Company either directly or through one or more of the Retained Business Subsidiaries, is described next to the box designated "Host Marriott Corporation." The following chart should be read in conjunction with the narrative description set forth in "Business and Properties." References to airports, tollroads, stadiums, arenas and tourist attractions indicate Host/Travel Plazas concessions at such facilities. All unit counts listed below are as of December 23, 1993.


                                                     The Retained Business (a)

               Host Marriott Corporation             13 Full Service Hotels (b)
                   (Old Notes Issuer)                 9 Airports

                                                      6 Tollroads
                                                      3 Stadiums and arenas
                                                     30 Restaurants
                                                     33 Partnership Investments
                                                      1 Undeveloped Land Parcel


    HMC                             HMH Holdings, Inc.
Acquisitions,  HMC Ventures,      (New Notes Guarantor)      Retained Business
    Inc.          Inc.         (Credit Agreement Borrower)      Subsidiaries



                              Host Marriott Hospitality, Inc.
                                   (New Notes Issuer) (c)




11 Full Service Hotels
54 Courtyard Hotels                 HMH Properties, Inc.
18 Residence Inns                   and Subsidiaries (e)
30 Fairfield Inns                  (New Notes Guarantors)
14 Senior Living Facilities (d)
65 Undeveloped Land Parcels



Host Marriott Travel Plazas, Inc.       64 Airports
    and Subsidiaries (f)                 8 Tollroads
   (New Notes Guarantors)               39 Major tourist attractions,
                                           stadiums and arenas
                                         3 Full Service Hotels
                                        24 Restaurants

- --------

(a) The Retained Business is owned by either the Company or one of the Retained Business Subsidiaries, and excludes 11 Residence Inns that were deconsolidated from the Company's balance sheet in the fourth quarter.

(b) Includes (i) two hotels under development and scheduled for completion in the first quarter of 1995 and (ii) the New York Marriott Marquis which was consolidated by the Company in the fourth quarter of fiscal 1993.
(c) The New Notes are guaranteed by Holdings and all material subsidiaries of Hospitality, and are secured by a pledge of the stock of Hospitality and its material subsidiaries other than Marriott Financial Services, Inc.

(d) Includes a senior living facility under development and scheduled for completion in January 1994.

(e) Includes HMH Courtyard Properties, Inc., Marriott Financial Services, Inc. and HMC Retirement Properties, Inc.

(f) Includes Host International, Inc., Gladieux Corporation and Marriott Family Restaurants, Inc.

                                   FINANCING

  The following is a summary of important terms of certain indebtedness and financing arrangements of the Company and its subsidiaries. For more complete information regarding such documents, reference is made to the definitive agreements and instruments governing such indebtedness and financing arrangements, copies of which have been filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part, and which are incorporated by reference herein.

NEW NOTES

  Hospitality issued $1.2 billion in aggregate principal amount of New Notes in the Exchange Offer. Each series of New Notes is secured by a pledge of all of the capital stock of Hospitality, HMH Properties, HMTP and certain of their subsidiaries, and is guaranteed (the "Guarantees") by Holdings, HMH Properties, HMTP and their material subsidiaries (the "Guarantors"). The New Notes were issued in series with an average maturity of 11.3 years. The weighted average interest rate on the New Notes is 10.5%. The New Notes are senior obligations of Hospitality and the Guarantees are senior obligations of the Guarantors. The New Note Indenture contains covenants that, among other things, (i) limit the ability of Hospitality to pay dividends and make other distributions and restricted payments, (ii) limit the ability of Hospitality and its subsidiaries to incur additional debt, (iii) limit the ability of Hospitality and its subsidiaries to create additional liens on their respective assets, (iv) limit the ability of the subsidiaries of Hospitality to incur debt and issue preferred stock, (v) limit the ability of Hospitality and its subsidiaries to engage in certain transactions with related parties, (vi) limit the ability of each subsidiary of Hospitality to enter into agreements restricting such subsidiary in paying dividends or making certain other payments and (vii) limit the activities and businesses of Holdings.

  Under certain circumstances, Hospitality is required to redeem all or a portion of the New Notes with the proceeds of Refinancing Indebtedness (as defined in the New Note Indenture) incurred by Hospitality or its subsidiaries, and with certain proceeds of the sale of equity interests of HMTP and/or its subsidiaries, at a redemption price of (i) 100% of the aggregate principal amount of such notes plus accrued and unpaid interest thereon, if the Comparable Interest Rate (as defined in the New Note Indenture) of this Refinancing Indebtedness (or, in the case of the sale of equity interests, certain Refinancing Indebtedness incurred substantially contemporaneously therewith) is not less than the interest rate of the notes redeemed or if the notes redeemed mature within 18 months, or (ii) otherwise, 103% of the aggregate principal amount of such notes plus accrued and unpaid interest thereon. Hospitality is also required, under certain circumstances, to redeem and offer to repurchase New Notes upon the sale of certain assets of Hospitality or its subsidiaries, with up to 75% of the net proceeds of such asset sales, at a redemption/repurchase price of 100% of the aggregate principal amount of such notes plus accrued and unpaid interest thereon. In addition, each holder of the New Notes has the right to require Hospitality to repurchase the New Notes of such holder, at 101% of their aggregate principal amount plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a Change of Control as defined under the New Note Indenture.

OLD NOTES

  The Company has $231 million in aggregate principal amount outstanding of Old Notes. The Old Notes are senior obligations of the Company. The Old Notes were issued in series and have an average maturity of 4.2 years. The weighted average interest rate on the Old Notes is 9.0%, exclusive of the impact of interest rate swaps. The Old Note Indenture contains certain covenants that, among other things, limit the ability of the Company to (i) create liens on its assets and (ii) enter into certain sale and leaseback transactions.

CREDIT AGREEMENT

  Marriott International and Holdings have entered into a Credit Agreement pursuant to which Holdings has the right to borrow from Marriott International up to $630 million to fund (i) obligations under certain guarantees made by the Company, (ii) specified recourse debt of the Company and its subsidiaries (including the New Notes at maturity), (iii) repayment of interest on amounts borrowed under the Credit Agreement and on specified recourse debt of the Company and its subsidiaries (including the New Notes),
(iv) the Company's allocable portion (maximum of approximately $20 million as of the date of the notice of redemption) of the amounts payable on the LYONs due to a Marriott International initiated call of LYONs (see "Relationship Between the Company and Marriott International--LYONs Allocation Agreement"),
(v) certain capital expenditures under commitments to construct the Philadelphia Airport hotel (to the extent not funded by an existing $40 million credit facility) and Philadelphia Marriott hotel (the "Philadelphia Convention Center hotel") (to the extent not funded under the Philadelphia Mortgage (defined below)) and Port St. Lucie and Boca Point, Florida senior living service facilities, and (vi) other Marriott International approved capital expenditures or guarantees of the Company. The line of credit established by the Credit Agreement will be available through August 2007 (or, if earlier, the date when no New Notes are outstanding), with final maturity one year thereafter. Holdings will pay Marriott International a commitment fee equal to one percent per year on any unborrowed amounts. Additionally, any such borrowings are guaranteed by, or secured by the pledge of the stock of, certain subsidiaries of the Company, other than Hospitality or any of Hospitality's subsidiaries.

  Borrowings under the Credit Agreement bear interest at a floating rate equal to the London Interbank Borrowing Rate ("LIBOR") (as defined in the Credit Agreement) plus 400 basis points (provided that any interest in excess of 10.5 percent per annum will be deferred until maturity and will not reduce availability under the Credit Agreement). Outstanding borrowings must be reduced or repaid out of Net Cash Flow (as defined in the Credit Agreement), on an annual basis, with respect to fiscal year 1994, and on a quarterly basis thereafter. Amounts repaid may be reborrowed for the purposes specified in the Credit Agreement during the commitment term, subject to availability under the commitment (which is $630 million, subject to reduction to the extent that the sum of outstanding borrowings plus the principal amount of New Notes outstanding is less than $630 million).

  The Credit Agreement imposes certain restrictions on the ability of the Company and the Retained Business Subsidiaries to incur additional debt, impose liens or mortgages on their properties (other than various types of liens arising in the ordinary course of business), extend new guarantees (other than replacement guarantees), pay dividends, repurchase their common stock, make investments and incur capital expenditures. New debt is generally restricted to refinancing debt, non-recourse secured debt with a loan to value ratio of not less than 50% and certain types of subordinated debt. Liens and mortgages securing debt, other than existing liens and replacements of existing liens in connection with a debt refinancing, are generally limited to liens securing the new non-recourse secured debt described above. New guarantees of the Company's and its subsidiaries' debt, with an aggregate guarantee liability of not more than $150 million, are permitted, to the extent that each such guarantee supports no more than 20% of the principal amount of new non-recourse secured debt to which it relates and the principal amount of such debt is not greater than 70% of the value of the property which secures it. Dividends and distributions on stock (other than dividends on the Company's existing preferred stock, which are permitted), repurchases of stock, capital expenditures (other than expenditures to maintain existing assets and business operations), investments in persons other than subsidiaries and certain other restricted payments by the Company and the Retained Business Subsidiaries are generally prohibited (subject to specified exceptions), so long as there are any outstanding advances under the Credit Agreement. When no advances are outstanding under the Credit Agreement and the Company and the Retained Business Subsidiaries have adequately reserved for debt maturities over a 6-month term, (i) capital expenditures and additional investments to acquire entities engaged in the Ownership Business and the Host/Travel Plazas Business are generally permitted and (ii) such restricted payments as would otherwise be prohibited are permitted in the amount by which aggregate EBITDA of the Company and the Retained Business Subsidiaries (unconsolidated with Hospitality) and the proceeds of specified stock issuances exceed 170% of the aggregate of certain specified charges. Other covenants under the Credit Agreement restrict the ability of the Company and the Retained Business Subsidiaries to enter into new leases (other than in the ordinary course of business), sell assets (except for fair market value and, subject to certain exceptions, for at least 75% cash consideration), issue new preferred stock, prepay indebtedness (other than in connection with refinancings, prepayments of LYONs and other specified exceptions), merge or consolidate with other entities or change the nature of their business.

  If an event of default (as defined in the Credit Agreement) occurs and is continuing, Marriott International is entitled to certain specified remedies, including the right to foreclose on its security interest in the stock of certain of the Retained Business Subsidiaries and the right to require Net Cash Flow (which includes proceeds of stock issuances) of the Company and the Retained Business Subsidiaries to be turned over on a quarterly basis to Marriott International, to be used to repay all advances under the Credit Agreement with the remainder to be held by Marriott International in trust as security for future such advances until all events of default cease to exist. However, prior to August 2007 (or such earlier date as no New Notes are outstanding) Marriott International will not be entitled to (i) accelerate the maturity of amounts due under the Credit Agreement (other than upon the occurrence of certain bankruptcy events, or the acceleration of the maturity of the New Notes as a result of an event of default under the New Note Indenture) or (ii) foreclose on its security interest in the stock of Holdings.

  In connection with the Offering, Marriott International and the Company are entering into an amendment to the Credit Agreement, that will (i) permit the Company to use the proceeds of the Offering to capitalize HMC Acquisitions, Inc. ("HMC Acquisitions"), a new subsidiary formed to make acquisitions, and
(ii) exempt such proceeds from the mandatory repayment provisions of the Credit Agreement. HMC Acquisitions will be permitted to incur indebtedness and to reinvest its Net Cash Flow (including proceeds from asset sales) in its ongoing businesses and/or new acquisitions, except that, when the outstanding balance under the Credit Agreement exceeds $450 million, then HMC Acquisitions will be required to use Net Cash Flow to repay balances under the Credit Agreement and will be restricted in developing or acquiring new assets.

                      RELATIONSHIP BETWEEN THE COMPANY AND
                             MARRIOTT INTERNATIONAL

  For the purpose of governing certain of the ongoing relationships between the Company and Marriott International after the Distribution and to provide mechanisms for an orderly transition, the Company and Marriott International have entered into various agreements and have adopted policies, as described in this section. The Company believes that the agreements are fair to both parties and contain terms which generally are comparable to those which would have been reached in arms-length negotiations with unaffiliated parties (although comparisons are difficult with respect to certain agreements, such as the LYONs Allocation Agreement, which relate to the specific circumstances of the Distribution). In many cases (such as with the Lodging Management Agreements, the Senior Living Services Lease Agreements and the Transitional Services Agreements), the agreements were based on agreements that the Company has in fact negotiated with third parties. In other cases (such as the Distribution Agreement and the Tax Sharing Agreement), the agreements are comparable to those used by others in similar situations. In each case the terms of these agreements were reviewed by individuals who are at a senior management level in the Company and by individuals who are at a senior management level in Marriott International.

  The following are summaries of the principal terms of most such agreements and do not purport to be complete. The following summaries are qualified in their entirety by reference to the actual agreements which have been previously filed by the Company with the Securities and Exchange Commission.

DISTRIBUTION AGREEMENT

  Prior to the Distribution, the Company and Marriott International entered into the Distribution Agreement, which provided for, among other things, (i) certain asset transfers to occur prior to the

Distribution (the "Assets Transfers"), (ii) the Distribution, (iii) the division between the Company and Marriott International of certain liabilities and (iv) certain other agreements governing the relationship between the Company and Marriott International following the Distribution.

  Subject to certain exceptions, the Distribution Agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to allocate, effective as of the Distribution, financial responsibility for the liabilities arising out of or in connection with the Management Business to Marriott International and its subsidiaries, and financial responsibility for the liabilities arising out of or in connection with the Ownership Business and Host/Travel Plazas Business, along with the Company's liabilities under a substantial portion of its pre-existing financing and long-term debt obligations, to the Company and its retained subsidiaries. The agreements executed in connection with the Distribution Agreement also set forth certain specific allocations of liabilities between the Company and Marriott International.

  To avoid adversely affecting the intended tax consequences of the Distribution and related transactions, the Distribution Agreement provides that, until the second anniversary of the Distribution, Marriott International must obtain an opinion of counsel reasonably satisfactory to the Company or a supplemental tax ruling before Marriott International may make certain material dispositions of its assets, engage in certain repurchases of Marriott International capital stock or cease the active conduct of its business independently, with its own employees and without material changes. The Company must also obtain an opinion of counsel reasonably satisfactory to Marriott International or a supplemental tax ruling before the Company may engage in similar transactions during such period. The Company does not expect these limitations to inhibit significantly its operations, growth opportunities or its ability to respond to unanticipated developments.

  Under the Distribution Agreement, Marriott International has a right (the "Marriott International Purchase Right") to purchase up to 20% of each class of the Company's voting stock (determined after assuming full exercise of the right) at its then fair market value (based on an average of trading prices during a specified period), upon the occurrence of certain specified events generally involving a change in control of the Company. The Marriott International Purchase Right terminates on the tenth anniversary of the Distribution. The Marriott International Purchase Right may have certain antitakeover effects as described in "Antitakeover Effects of Certain Provisions of the Company's Certificate and Bylaws and the Marriott International Purchase Right."

  In addition, under the Distribution Agreement, Marriott International has a right of first offer if the Company decides to sell all or any substantial portion of the Host/Travel Plazas Business. Pursuant to such right, prior to selling all or a substantial portion of the Host/Travel Plazas Business to any third-party, the Company must first offer to sell the Host/Travel Plazas Business (or applicable portion thereof) to Marriott International. If Marriott International declines to purchase the Host/Travel Plazas Business at a price established by the Company, the Company will be free to sell such business for a specified period of time to an unrelated third-party at a price at least equal to 95% of the price offered to Marriott International and on terms and conditions substantially consistent with those offered to Marriott International. The right of first offer with respect to the Host/Travel Plazas Business will terminate on the tenth anniversary of the Distribution. Notwithstanding the foregoing, the Company has no plan or intention to sell or dispose of all or any significant portion of the Host/Travel Plazas Business.

LODGING MANAGEMENT AGREEMENTS

  Marriott International and certain of its subsidiaries entered into management agreements with the Company and certain of its subsidiaries (the "Lodging Management Agreements") to manage the Marriott Hotels, Resorts and Suites, Courtyard hotels, Residence Inns and Fairfield Inns owned by the Company and its subsidiaries. There are four types of Lodging Management Agreements corresponding to each line of Marriott lodging facilities. The terms of each type of Lodging Management Agreement reflect market terms and conditions and are substantially similar to the terms of recently negotiated management agreements with third-party owners regarding lodging facilities of the same type. A separate agreement was entered into with respect to each individual lodging facility, or in certain cases a group of lodging facilities, based on the appropriate form of Lodging Management Agreement for lodging facilities of such type, with appropriate adjustments made for properties subject to ground leases, existing mortgages or covenants, conditions and other special factors relating to a particular lodging facility. Each Lodging Management Agreement has an initial term of 20 years and, at the option of Marriott International, may be renewed for up to three additional terms of ten years each, aggregating 30 years, for a total term of up to 50 years. Each Lodging Management Agreement for the Courtyard hotels, Fairfield Inns and Residence Inns (but not full service hotels) is also subject to the terms of a Consolidation Agreement (the "Consolidation Agreement") entered into between Marriott International and the Company, pursuant to which (i) certain fees payable under the Lodging Management Agreement with respect to a particular lodging facility will be determined on a consolidated basis with certain fees payable under the Lodging Management Agreements for all lodging facilities of the same type, and (ii) certain base fees payable under Lodging Management Agreements with respect to a particular lodging facility will be waived in return for payment of an incentive fee upon the sale of such facility. In general, properties remain subject to the Lodging Management Agreement upon the sale of such property to third parties. The principal terms of the four types of Lodging Management Agreements, along with the Consolidation Agreement, are summarized below.

  Marriott Hotels, Resorts and Suites. The form of Lodging Management Agreement for full service hotels in the Marriott Hotels, Resorts and Suites line provides for a base management fee equal to three percent of annual gross revenues plus an incentive management fee equal to 50 percent of "Available Cash Flow" for each fiscal year (provided that the cumulative incentive management fee may not on any date exceed 20 percent of the cumulative operating profit of the hotel from the Distribution through such date). "Available Cash Flow" is defined to be the excess of "Operating Profit" over the "Owner's Priority." "Operating Profit" is defined generally in all forms of Lodging Management Agreements as gross revenues, less all ordinary and necessary operating expenses, including all base and system fees and reimbursement for certain system-wide operating costs ("Chain Services"), as well as a deduction to fund a required reserve for furniture, fixtures and equipment, before any depreciation or amortization or similar fixed charges. "Owner's Priority" in all forms of Lodging Management Agreements is derived from an agreed upon base amount assigned to each lodging facility. Marriott International is also entitled to reimbursement for certain costs attributable to Chain Services of Marriott International. The Company has the option to terminate the agreement if specified performance thresholds regarding Operating Profit are not satisfied and if specified revenue market share tests are not met (provided that Marriott International can elect to avoid such termination by making cure payments to the extent necessary to allow the specified Operating Profit thresholds to be satisfied).

  Limited Service Hotels. The forms of Lodging Management Agreements for Courtyard hotels, Residence Inns and Fairfield Inns provide for a system fee equal to three percent (in the case of Courtyard hotels and Fairfield Inns) or four percent (in the case of Residence Inns) of annual gross revenue, and a base fee equal to two percent of annual gross revenues. The base fee is deferred in favor of the Owner's Priority, and in any fiscal year in which the base fee is greater than Operating Profit (prior to deduction of the base fee) less Owner's Priority, the excess base fee is deferred, to be paid in a subsequent fiscal year out of excess Operating Profit. Owner's Priority and Operating Profit are determined in substantially the same manner as described above for Marriott Hotels, Resorts and Suites. In addition, the agreements provide for an incentive management fee equal to 50 percent of "Available Cash Flow" for each fiscal year (provided that the cumulative incentive management fee may not on any date exceed 20 percent of the cumulative Operating Profit of the hotel through such date). "Available Cash Flow" is defined to be the excess of Operating Profit (after deduction of the base fee, including any portion of the base fee that is deferred or waived) over the Owner's Priority. Under such forms of agreement, Marriott International is also entitled to reimbursement for certain costs attributable to Chain Services of Marriott International. The Company or its subsidiaries have the option to terminate the agreement if specified performance thresholds regarding Operating Profit are not satisfied and if specified revenue market share tests are not met (provided that Marriott International can elect to avoid such termination by making cure payments to the extent necessary to allow the specified Operating Profit thresholds to be satisfied).

  Consolidation Agreement. Each Lodging Management Agreement for the Courtyard hotels, Fairfield Inns and Residence Inns (but not full service hotels) is subject to the terms of the Consolidation Agreement. Pursuant to the Consolidation Agreement, certain revenues, expenses and fees payable under the Lodging Management Agreements for Courtyard hotels, Residence Inns and Fairfield Inns are consolidated by product line as set forth below. With respect to any Courtyard hotels, Residence Inns or Fairfield Inns managed by Marriott International under a Lodging Management Agreement, for so long as the Company has not sold or financed any such lodging facility, then the calculations, distributions and dispositions of gross revenues, reserves, base fees, Owner's Priority, incentive management fees and system fees under the Lodging Management Agreement with respect to such lodging facility will be determined and reported on an aggregate basis, together with all such facilities governed by a Lodging Management Agreement in the same product line. After any such lodging facility is sold or financed, the Consolidation Agreement will no longer be applicable to such facility, and the gross revenues, reserves, base fee, Owner's Priority, incentive management fee and system fee for such facility will be determined solely in accordance with the Lodging Management Agreement applicable to such facility.

  In addition, pursuant to the terms of the Consolidation Agreement, the base fee payable under the Lodging Management Agreements (other than Lodging Management Agreements for full service hotels) is modified as set forth below. Until December 31, 2000, in lieu of the base fees payable to Marriott International with respect to the Courtyard hotels, Residence Inns and Fairfield Inns managed by Marriott International under a Lodging Management Agreement, Marriott International will receive a "Bonus Incentive Fee" upon the sale of any of such facilities by the Company. The "Bonus Incentive Fee" is defined to be 50 percent of the "Net Excess Sale Proceeds" resulting from the sale of such facility (provided that the Bonus Incentive Fee shall not exceed two percent of the cumulative gross revenues of such facility, from the date of inception of the Lodging Management Agreement for such facility through the earlier of December 31, 2000 or the date of sale). "Net Excess Sale Proceeds" is defined to be the gross property sales price for the facility less (i) the reasonable costs incurred by the Company in connection with the sale and (ii) a base amount assigned to each lodging facility. Any future owners of such facility, and the Company to the extent that it retains ownership of such facility after December 31, 2000, will not be subject to the foregoing terms and will be required to pay to Marriott International the base fee as set forth in the Lodging Management Agreement applicable to such facility.

SENIOR LIVING SERVICES LEASE AGREEMENTS

  Marriott International has entered into lease agreements with the Company (the "Senior Living Services Lease Agreements") to operate the 14 senior living facilities (including one under development) owned by the Company and its subsidiaries. Under the terms of the Senior Living Services Lease Agreements, Marriott International will pay or reimburse the Company for all costs and expenses (including property taxes) associated with the facilities, and in addition will pay the Company (i) fixed rentals, aggregating $28 million a year for all 14 facilities and (ii) additional rentals equal to 4.5 percent of annual revenues from operation of the facilities in excess of $72 million per annum beginning in 1994. The Senior Living Services Lease Agreements have initial terms of 20 years with renewal options aggregating 20 years and contain other terms and conditions customary for "triple net" leases.

CREDIT AGREEMENT

  Marriott International and Holdings have entered into a Credit Agreement pursuant to which Holdings has the right to borrow from Marriott International up to $630 million. For a description of the Credit Agreement, see "Financing-- Credit Agreement."

PHILADELPHIA MORTGAGE

  Marriott International is providing first mortgage financing for the Philadelphia Marriott hotel (the "Philadelphia Convention Center Hotel") to be constructed by the Company pursuant to a mortgage financing agreement (the "Philadelphia Mortgage") entered into between the Company and Marriott International. The Philadelphia Mortgage will provide for the funding of a portion (approximately 60 percent) of the construction and development costs of such hotel, as and when such costs are incurred, up to a maximum of $125 million of fundings. The Philadelphia Mortgage (i) is a two-year construction loan, convertible into a two-year "mini-perm" facility upon completion of construction, carrying a floating interest rate of LIBOR plus 300 basis points, and (ii) will, upon maturity of the two-year mini-perm, fund into a ten-year term loan, bearing cash-pay interest at the rate of ten percent per annum, plus deferred interest of two percent per annum. The Philadelphia Mortgage is due on sale of the property (or any majority interest therein) and is subject to other terms and conditions customary for mortgage financings.

LYONS ALLOCATION AGREEMENT

  Marriott Corporation issued $675,000,000 principal amount of LYONs, with an accreted value as of September 10, 1993 of approximately $241,000,000. Pursuant to the LYONs Allocation Agreement, Marriott International assumed 90 percent of the debt obligations evidenced by the LYONs ("Marriott International's Allocable Portion"). The Company retained responsibility for the remainder of the debt obligations evidenced by the LYONs ("Host Marriott's Allocable Portion"). LYONs holders exercising their conversion rights are entitled to receive 13.277 shares of Common Stock plus 13.277 shares of Marriott International common stock in exchange for each $1,000 principal amount of LYONs. Accordingly, Marriott International and the Company share, in accordance with the foregoing percentages, responsibility for all increases in the accreted value of the LYONs and all payment obligations at maturity or pursuant to an exercise of issuer call rights or holder put rights, and each of the Company and Marriott International will issue shares of its own stock in satisfaction of any exercise by the LYONs holders of their conversion rights. Notwithstanding Marriott International's assumption of such obligations, however, all payments made by Marriott International on the LYONs will be deemed to have been made on account of the Company's obligations to the holders of the LYONs and will be subject to the subordination provisions of the LYONs Indenture with respect to the relative rights of the holders of the LYONs and the holders of the Company's Senior Indebtedness (as defined in the LYONs Indenture). The LYONs Allocation Agreement further provides that (i) the Company will not initiate a call of LYONs for redemption without the prior approval of Marriott International and (ii) the Company will call the LYONs for redemption at the request of Marriott International provided that, at the Company's request, Marriott International will supply the funds required to satisfy the Company's Allocable Portion of the amounts payable on the LYONs called for redemption, in the form of an advance under the Credit Agreement.

  In December 1993, Marriott International exercised its rights under the LYONs Allocation Agreement to require the Company to call the LYONs for redemption. The Company has initiated a call of the LYONs and the LYONs will be redeemed on January 25, 1994, unless prior to such time holders exercise their conversion rights. The aggregate redemption price for all LYONs as of the redemption date will be approximately $197 million of which approximately $177 million is payable by Marriott International. The LYONs are redeemable at $367.60 per $1,000 principal amount and are convertible into 13.277 shares of Common Stock and 13.277 shares of Marriott International common stock per $1,000 principal amount. Based on current market prices of the Common Stock and the Marriott International common stock, the Company expects that most holders will elect to convert LYONs into Common Stock and Marriott International common stock prior to redemption. If all of the LYONs holders elected to convert prior to redemption, LYONs holders would receive approximately 7.1 million shares of Common Stock upon conversion. To the extent LYONs are redeemed for cash, Marriott International will fund 90% of the redemption price pursuant to the terms of the LYONs Allocation Agreement.

TAX SHARING AGREEMENT

  The Company and Marriott International have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to the Company's businesses for tax years prior to the Distribution and with respect to certain tax attributes of the Company after the Distribution. In general, with respect to periods ending on or before the last day of 1993, the Company is responsible for (i) filing both consolidated federal tax returns for the Company affiliated group and combined or consolidated state tax returns for any group that includes a member of the Company affiliated group, including in each case Marriott International and its subsidiaries for the relevant periods of time that such companies were members of the applicable group, and (ii) paying the taxes relating to such returns (including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities). Marriott International will reimburse the Company for the portion of such taxes relating to the Management Business. Marriott International is responsible for filing returns and paying taxes related to the Management Business for subsequent periods. The Company and Marriott International have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

HOST CONSULTING AGREEMENT

  Pursuant to the Host Consulting Agreement, Marriott International has agreed to provide certain consulting and advisory services to the Company and its subsidiaries with respect to certain operational matters involving the Host/Travel Plazas Business. The Host Consulting Agreement has an annual base fee of $500,000 and runs for an initial three-year term and thereafter will automatically renew for additional one-year terms unless cancelled by either party. If services under the Host Consulting Agreement require more than 500 employee-hours, Marriott International will be paid an additional amount equal to 200 percent of the hourly compensation payable to the employee providing such consulting services. The Host Consulting Agreement reflects the fact that the Host/Travel Plazas Business has in the past been included within the Company's contract services segment, most of which was transferred to Marriott International. Accordingly, certain of the key executive employees of the contract services group who were transferred to Marriott International will continue to provide certain advisory services to the management of the Company with respect to operating and personnel matters.

ASSIGNMENT AND LICENSE AGREEMENT

  Pursuant to the terms of an Assignment and License Agreement, all of the Company's right, title and interest in certain trademarks, including the trademarks "Marriott," "Courtyard," "Residence Inns by Marriott" and "Fairfield Inns by Marriott," were conveyed to Marriott International. The Company and its subsidiaries have been granted a license to use such trademarks in their corporate names and in connection with the Host/Travel Plazas Business, subject to specified terms and conditions.

NONCOMPETITION AGREEMENT

  The Company and Marriott International entered into a noncompetition agreement (the "Noncompetition Agreement") that defines the parties' rights and obligations with respect to certain businesses operated by Marriott International and the Company. Under the Noncompetition Agreement, the Company and its subsidiaries are prohibited from entering into, or acquiring an ownership interest in any entity that operates, any business that (i) competes with the food and facilities management business as conducted by a former subsidiary of the Company, Marriott Management Services, Inc. ("MMS," with such business being referred to as the "MMS Business"), provided that such restrictions do not apply to businesses that constitute part of the Host/Travel Plazas Business as of the Distribution or (ii) competes with the hotel management business as conducted by Marriott International with, however, certain exceptions as to acquired hotel properties or systems having existing management. Marriott International is prohibited from entering into, or acquiring an ownership interest in any entity that operates any business that competes with the Host/Travel Plazas Business, provided that such restrictions do not apply to businesses that constitute part of the MMS Business as of the Distribution. The Noncompetition Agreement has a seven-year term that commenced on the Distribution.

TRANSITIONAL SERVICES AGREEMENTS

  Marriott International and the Company entered into a number of agreements pursuant to which Marriott International has agreed to provide certain continuing services to the Company and its subsidiaries for a transitional period. Such services are to be provided on market terms and conditions. Subject to the termination provisions of the specific agreements, the Company and its subsidiaries are free to procure such services from outside vendors or may develop an in-house capability in order to provide such services internally. The Company believes that these agreements are based on commercially reasonable terms including pricing and payment terms. In general, the transitional services agreements can be kept in place at least through 1997. The Company has the right to terminate such agreements upon giving 180 day (or less) notice.

POLICIES AND PROCEDURES FOR ADDRESSING CONFLICTS

  The on-going relationships between Marriott International and the Company may present certain conflict situations for Messrs. J.W. Marriott, Jr. and Richard
E. Marriott, as J.W. Marriott, Jr. serves as Chairman of the Board of Directors and President of Marriott International and also serves as a director of the Company and Richard E. Marriott serves as Chairman of the Board of Directors of the Company and also serves as a director of Marriott International. Messrs. J.W. Marriott, Jr. and Richard E. Marriott, as well as other executive officers and directors of the Company and Marriott International, also own (or have options or other rights to acquire) a significant number of shares of common stock in both the Company and Marriott International. The Company and Marriott International have adopted appropriate policies and procedures to be followed by the Board of Directors of each company to limit the involvement of Messrs. J.W. Marriott, Jr. and Richard E. Marriott (or such other executive officers and directors having a significant ownership interest in both companies) in conflict situations, including matters relating to contractual relationships or litigation between the companies. Such procedures include requiring Messrs. J.W. Marriott, Jr. and Richard E. Marriott (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from making management decisions in their capacities as officers of Marriott International and the Company, respectively, and to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists is determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. J.W. Marriott, Jr. or Richard E. Marriott (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the interests of the shareholders of the Company and the likelihood that resolution of the matter has significant strategic, operational or financial implications for the business of the Company. It is a principal responsibility of the general counsel of the Company to monitor this issue in consultation with the Audit Committee of the Board of Directors. See "Risk Factors--Potential Conflicts with Marriott International."

                                   MANAGEMENT

BOARD OF DIRECTORS

  Current Board of Directors. The Company's Board of Directors consists of seven directors divided into three classes, one class consisting of three directors and two classes consisting of two directors. Each director serves for a three-year term. Set forth below is information with respect to those individuals serving as directors of the Company.

  Recent Changes in the Board of Directors. The Company's Board of Directors formerly consisted of nine members: J. W. Marriott, Jr. (Chairman), Richard E. Marriott, Alice S. Marriott, Harry L. Vincent, Jr., Sterling D. Colton, Gilbert
M. Grosvenor, Floretta Dukes McKenzie, R. Theodore Ammon and W. Mitt Romney. In connection with the consummation of the Distribution, Mr. J. W. Marriott, Jr. resigned as Chairman of the Board of Directors (although he remains a director) and was replaced as Chairman by Mr. R. E. Marriott. Additionally, in connection with the consummation of the Distribution, Mr. Colton, Mr. Grosvenor, Mrs. Marriott, Ms. McKenzie and Mr. Romney each resigned as a director. Mrs. Marriott, co-founder of the Company, was appointed Director Emeritus by the Board of Directors.

  On October 15, 1993 the Board of Directors, acting on the recommendation of its Nominating and Corporate Governance Committee, appointed the Honorable Andrew J. Young as a director of the Company. On December 2, 1993 the Board of Directors, acting on the recommendation of its Nominating and Corporate Governance Committee, appointed each of Anne Dore McLaughlin and Stephen F. Bollenbach as a director of the Company. Messrs. Young and Bollenbach and Ms. McLaughlin will each serve an initial term as director expiring at the 1994 Annual Meeting of Shareholders.

                        TERM
DIRECTOR               EXPIRES                  OTHER POSITIONS
- --------               -------                  ---------------
Richard E. Marriott*    1995   Mr. Marriott is a director of Host Marriott
Chairman of the Board          Hospitality, Inc. and certain other subsidiaries
Director since 1979            of the Company. He also serves as a director of
Age: 54                        Marriott International, Inc. and of Potomac
                               Electric Power Company. He also is President of
                               the National Restaurant Association. For
                               additional information on Mr. Marriott, see
                               "Executive Officers" below.
R. Theodore Ammon       1995   Mr. Ammon is a director of Host Marriott Hospital-
Director since 1992            ity, Inc. Mr. Ammon was formerly a general partner
Age: 44                        of Kohlberg Kravis Roberts & Co. (a New York and
                               San Francisco-based investment firm). He also
                               serves on the boards of the New York YMCA, the
                               Coro Foundation and Bucknell University.
Stephen F. Bollenbach   1994   Mr. Bollenbach is President and Chief Executive
President and Chief            Officer of the Company. He serves as a director of
Executive Officer              certain subsidiaries of the Company, Carr Realty
Director since 1993            Corporation and Mid-America Apartment Communities,
Age: 51                        Inc. He also serves on the CEO Magazine Advisory
                               Board. On December 2, 1993, Mr. Bollenbach was ap-
                               pointed by the Board of Directors to fill a va-
                               cancy on the Board. For additional information on
                               Mr. Bollenbach, see "Executive Officers" below.

                        TERM
DIRECTOR               EXPIRES                  OTHER POSITIONS
- --------               -------                  ---------------
J.W. Marriott, Jr.*     1996   Mr. Marriott is a director of Host Marriott Hospi-
Director since 1964            tality, Inc. He is also Chairman of the Board and
Age: 61                        President of Marriott International, Inc. and di-
                               rector of General Motors Corporation and Outboard
                               Marine Corporation. He is a member of the Confer-
                               ence Board, the Business Council and the Business
                               Roundtable and serves on the boards of trustees of
                               The Mayo Foundation, the National Geographic Soci-
                               ety and the Executive Council on Foreign
                               Diplomats.

Anne Dore McLaughlin    1994   Ms. McLaughlin is President of the Federal City
Director since 1993            Council and Vice Chairman of the Aspen Institute.
Age: 52                        She was formerly President and Chief Executive Of-
                               ficer of New American Schools Development Corpora-
                               tion. Ms. McLaughlin has served with distinction
                               in several U.S. Administrations in such positions
                               as Secretary of Labor and Under Secretary of the
                               Department of the Interior. Ms. McLaughlin also
                               serves as a director of AMR Corporation, General
                               Motors Corporation, Kellogg Company, Nordstrom,
                               Potomac Electric Power Company, The Traveler Cor-
                               poration, Union Camp Corporation and Vulcan Mate-
                               rials Company. Additionally, Ms. McLaughlin serves
                               as a member of the governing boards of a number of
                               civic, non-profit organizations, including The
                               Public Agenda Foundation and the Conservation
                               Fund. Ms. McLaughlin is on the Board of Overseers
                               for the Wharton School of the University of Penn-
                               sylvania and is a Trustee of the Center for Stra-
                               tegic and International Studies. On December 2,
                               1993 Ms. McLaughlin was appointed by the Board of
                               Directors to fill a vacancy on the Board.

Harry L. Vincent, Jr.   1996   Mr. Vincent is a director of Host Marriott Hospi-
Director since 1969            tality, Inc. Mr. Vincent is a retired Vice Chair-
Age: 74                        man of Booz-Allen & Hamilton, Inc.

Andrew J. Young         1994   Mr. Young is Vice Chairman of the Law Companies
Director since 1993            Group, Inc., an engineering and environmental con-
Age: 61                        sulting group, and Co-Chairman of the Atlanta Com-
                               mittee for the Olympic Games. Mr. Young has spent
                               more than 35 years in public service. He was
                               elected to three terms in the U.S. Congress, rep-
                               resenting the Fifth Congressional District of
                               Georgia. In 1977 he was appointed U.S. Ambassador
                               to the United Nations. He was elected mayor of At-
                               lanta, Georgia in 1981, and reelected in 1985. Mr.
                               Young is a member of several additional boards in-
                               cluding those of Howard University, The Martin Lu-
                               ther King, Jr. Center, the Global Infrastructure
                               Fund and the Center for Global Partnership. He is
                               also a member of the Georgia Institute of Technol-
                               ogy advisory board. On October 15, 1993, Mr. Young
                               was appointed by the Board of Directors to fill a
                               vacancy on the Board.

- --------
* J.W. Marriott, Jr. and Richard E. Marriott are brothers.

COMPENSATION POLICY COMMITTEE

  The Compensation Policy Committee comprises two directors who are not employees of the Company or any of its subsidiaries. Prior to the Distribution, the members of the Compensation Policy Committee were former director Floretta Dukes McKenzie (Chairperson), Harry L. Vincent, Jr. and former director W. Mitt Romney. As a result of the resignation of Ms. McKenzie and Mr. Romney in connection with the Distribution, the current members of the Compensation Policy Committee are Mr. Vincent (Chairperson) and R. Theodore Ammon. The committee's functions include recommendations on policies and procedures relating to senior officers' compensation and various employee stock plans and approvals of individual salary adjustments and stock awards in those areas.

COMPENSATION OF DIRECTORS

  Company directors who are also officers of the Company receive no additional compensation for their services as directors. Directors who are not officers of the Company receive an annual retainer fee of $25,000 as well as an attendance fee of $1,000 for each shareholders meeting, meeting of the Board of Directors and meeting of a committee thereof, regardless of the number of meetings held on a given day. The chairperson of each committee of the board of directors receives an additional annual retainer fee of $1,000. Directors are also reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

EXECUTIVE OFFICERS

  Set forth below is certain information with respect to the persons who are executive officers of the Company.

                                    BUSINESS EXPERIENCE PRIOR TO BECOMING
NAME AND TITLE            AGE        AN EXECUTIVE OFFICER OF THE COMPANY
- --------------            ---       -------------------------------------
Richard E. Marriott        54 Richard E. Marriott joined the Company in 1965 and
Chairman of the Board         has served in various executive capacities. In
                              1979, Mr. Marriott was elected to the Board of Di-
                              rectors. In 1984, he was elected Executive Vice
                              President and in 1986 he was elected Vice Chairman
                              of the Board of Directors. In 1993, Mr. Marriott
                              was elected Chairman of the Board. Mr. Marriott
                              also has been responsible for management of the
                              Company's government affairs functions.
Stephen F. Bollenbach      51 Stephen F. Bollenbach rejoined the Company in 1992
Chief Executive Officer       as Executive Vice President and Chief Financial
and President                 Officer. He was named President and Chief Execu-
                              tive Officer of the Company in 1993. During the
                              period from 1982 to 1986, Mr. Bollenbach was Se-
                              nior Vice President--Finance and Treasurer of the
                              Company. He subsequently served as Chief Financial
                              Officer of Promus Companies from 1986 to 1990 and
                              served as Chief Financial Officer with the Trump
                              Organization from 1990 until he rejoined the Com-
                              pany.
William W. McCarten        45 William W. McCarten joined the Company in 1979 as
Executive Vice President      Vice President and Controller--Corporate Account-
and President--               ing. He was promoted to Vice President and Con-
Host/Travel Plazas            troller of the Roy Rogers Division in 1982 and be-
                              came Vice President--Group Finance in 1984. He was
                              named Vice President and Corporate Controller in
                              1985. Mr. McCarten was elected Senior Vice Presi-
                              dent--Finance and Corporate Controller in 1986. In
                              1991, he was elected Executive Vice President and
                              in 1992 was elected President--Host/Travel Plazas.

                                    BUSINESS EXPERIENCE PRIOR TO BECOMING
NAME AND TITLE            AGE        AN EXECUTIVE OFFICER OF THE COMPANY
- --------------            ---       -------------------------------------
Matthew J. Hart            41 Matthew J. Hart joined the Company in 1981 as Man-
Executive Vice President      ager of Project Finance and was named Vice Presi-
and Chief Financial           dent of Project Finance in 1984. He was appointed
Officer                       Assistant Treasurer in 1987 and was appointed Se-
                              nior Vice President--Finance and Treasurer in
                              1991. Mr. Hart was named Executive Vice President
                              and Chief Financial Officer in 1993. Prior to
                              joining the Company, Mr. Hart spent five years
                              with Bankers Trust Company in the corporate lend-
                              ing division.
Stephen J. McKenna         53 Stephen J. McKenna joined the Company in 1973 as
Senior Vice President         an attorney. He was appointed Assistant General
and General Counsel           Counsel in 1976, and was promoted to Vice Presi-
                              dent and Assistant General Counsel in 1986. He be-
                              came Vice President and Associate General Counsel
                              in 1990 and became Senior Vice President and Gen-
                              eral Counsel in 1993. Prior to joining the Compa-
                              ny, Mr. McKenna was employed as an attorney in the
                              airline and aircraft manufacturing industries.
Jeffrey P. Mayer           37 Jeffrey P. Mayer joined the Company in 1986 as Di-
Senior Vice President--       rector--Corporate Accounting. He was promoted to
Finance and Corporate         Assistant Controller--Corporate Accounting in 1987
Controller                    and Vice President--Corporate Accounting in 1989.
                              He was appointed Vice President--Project Finance
                              in the Company's Treasury Department in 1991 and
                              Senior Vice President--Finance and Corporate Con-
                              troller in 1993. Prior to joining the Company, Mr.
                              Mayer spent eight years with Arthur Andersen & Co.

EXECUTIVE OFFICER COMPENSATION

  Summary of Compensation. Table I below sets forth a summary of the compensation paid by the Company for the last three fiscal years to its Chief Executive Officer and four additional most highly compensated executive officers. With the exception of Mr. McCarten, all such executive officers assumed their current position effective October 8, 1993. Such information is also provided for three additional persons for whom disclosure would have been provided but for the fact that such persons were not serving as executive officers of the Company at the end of the last fiscal year.

TABLE I

                           SUMMARY COMPENSATION TABLE

                                                                   LONG TERM COMPENSATION
                                                               ------------------------------------
                                      ANNUAL COMPENSATION              AWARDS               PAYOUTS
                                 ----------------------------- ---------------------------- -------
                                                        OTHER
                                                       ANNUAL   RESTRICTED       SECURITIES         ALL OTHER
                                                       COMPEN-    STOCK          UNDERLYING  LTIP    COMPEN-
NAME AND PRINCIPAL        FISCAL SALARY(2)(3) BONUS(4) SATION  AWARDS(5)(6)       OPTIONS   PAYOUTS SATION(7)
POSITION                   YEAR      ($)        ($)      ($)       ($)              (#)       ($)      ($)
- ------------------        ------ ------------ -------- ------- ------------      ---------- ------- ---------
Richard E. Marriott        1993    227,942    125,369    --     1,150,080(8)            0        0     8,408
   Chairman of the Board   1992    210,000    100,800    --        21,915          14,500        0    10,078
                           1991    214,039    101,026    --             0          16,200        0     7,196
Stephen F. Bollenbach(1)   1993    468,750    328,125    --     6,469,200(8)(9)         0        0     8,888
   Chief Executive Offi-   1992    380,769    255,115    --       253,200         193,000        0   150,000(10)
   cer and President
William W. McCarten        1993    277,348    180,276    --     1,088,640(8)            0   14,031    10,569
   Executive Vice          1992    245,024    115,896    --             0          23,000   12,102    13,073
   President               1991    249,736    157,334    --             0          25,000    5,544    12,081
Matthew J. Hart            1993    218,977    142,335    --     1,088,640(8)            0    7,433     9,077
   Executive Vice          1992    189,921    123,448    --             0          16,500    3,996     9,083
   President               1991    165,273     63,835    --             0          13,200    1,344     7,421
Stephen J. McKenna         1993    195,178    126,866    --       544,500(8)            0        0     6,272
   Senior Vice President   1992    178,792     98,336    --             0          10,000        0     8,829
   and General Counsel     1991    171,916     93,694    --             0          10,800        0     8,034
J.W. Marriott, Jr.(11)     1993    554,904    499,914    --             0               0   13,697    38,069
   Former Chairman of      1992    725,000    617,288    --        75,799         114,000        0    40,967
   the Board and Presi-    1991    738,942    539,428    --             0         125,000        0    21,151
   dent
William J. Shaw(12)        1993    363,558    254,490    --             0               0   27,958    14,971
   Former Executive Vice   1992    471,154    304,837    --        47,009          68,000   17,174     4,943
   President               1991    458,654    309,591    --       300,000          85,000    7,046     4,800
William R. Tiefel(13)      1993    346,154    242,308    --             0               0    5,178    10,571
   Former Executive Vice   1992    444,231    288,750    --        44,431          68,000    4,061    21,262
   President               1991    331,250    212,000    --       300,000          60,000        0    14,155

- --------
(1) Mr. Bollenbach joined the Company as Executive Vice President and Chief Financial Officer on March 2, 1992.
(2) Fiscal year 1991 base salary earnings were for 53 weeks.

(3) Salary amounts include base salary earned and paid in cash during the fiscal year and the amount of base salary deferred at the election of the executive officer under the Company's Employees' Profit Sharing, Retirement and Savings Plan and Trust (the "Profit Sharing Plan") and the Company's Executive Deferred Compensation Plan (the "Deferred Compensation Plan').

(4) Bonus includes the amount of cash bonus earned and accrued during the fiscal year and paid subsequent to the end of each fiscal year. The bonus awards for fiscal year 1993 are reflected at the maximum possible bonus award; actual bonus determinations for fiscal year 1993 have not yet been made and may be in an amount lower than reflected herein.
(5) As part of its long-term compensation program for executive officers, the Company awards shares of restricted stock pursuant to the Company's 1993 Comprehensive Stock Incentive Plan (the "Comprehensive Stock Plan") and previously awarded such shares under the Company's Restricted Stock Plan for Key Employees (the "Company Restricted Stock Plan"), a predecessor plan to the Comprehensive Stock Plan. On March 10, 1992, eight executive officers received, in lieu of a salary increase, awards of restricted common stock totalling 17,000 shares. These shares, including 1,275 shares held by Mr. R.E. Marriott, 4,410 shares held by Mr. J.W. Marriott, Jr., 2,735 shares held by Mr. Shaw, and 2,585 shares held by Mr. Tiefel, were distributable at the earlier of the attainment of certain company financial performance objectives or January 3, 1994. In connection with the consummation of the Distribution, these awards were distributed on October 8, 1993 without regard for whether the financial performance objectives were attained.

(6) The aggregate number and value of shares of restricted stock, including such shares of restricted stock designated as long term incentive awards as indicated in footnote 8 below, held by each identified executive officer as of December 31, 1993, were as follows: Mr. R.E. Marriott, 400,000 shares valued at $3,675,200; Mr. Bollenbach, 1,512,000 shares valued at $13,892,256; Mr. McCarten, 360,000 shares valued at $3,307,680; Mr. Hart,
    360,000 shares valued at $3,307,680; Mr. McKenna, 180,000 shares valued at $1,653,840; Mr. Shaw, 37,000 shares valued at $333,296 and Mr. Tiefel, 20,000 shares valued at $180,160. Mr. J.W. Marriott, Jr. does not hold shares of restricted stock. Of the above noted shares, 37,000 shares vest pro rata over a 10 year period, 952,000 vest pro rata over a five year period, 500,000 shares vest at the end of a five year period and 1,380,000 shares vest pursuant to certain performance objectives established by the Compensation Policy Committee.

(7) With the exception of Mr. Bollenbach's amount for 1992, amounts included as "All Other Compensation" represent matching Company contribution amounts received under one or both of the Profit Sharing Plan and the Deferred Compensation Plan. The amounts of matching Company contributions for fiscal year 1993 reflect such amounts contributed by the Company in respect of employee contributions made through October 8, 1993, the date of the Distribution. Contributions by the Company in respect of employee contributions for the remainder of fiscal year 1993 have not yet been made.

(8) On October 17, 1993, the Compensation Policy Committee (the "Committee") of the Board of Directors approved awards of restricted stock to 18 key employees of the Company, including Mr. McCarten, Mr. Hart and Mr. McKenna. On October 29, 1993, the Board of Directors approved an award of restricted stock to Mr. Bollenbach, and on December 2, 1993, the Board of Directors approved an award of restricted stock to Mr. R.E. Marriott. Each such grant made in 1993 to the above named officers consists of two portions: shares subject to restrictions relating primarily to continued employment ("General Restrictions") which vest ratably over a five year period or at the end of a five-year period and awards subject to additional performance objectives such as financial performance of the Company ("Performance Restrictions"). Performance objectives are established by the Committee and are subject to periodic review and revision. All restricted stock awards subject only to General Restrictions are presented on Table I as "Restricted Stock Awards." Restricted stock awards subject to additional Performance Restrictions are presented as long term incentive ("LTIP") awards on Table III.
(9) Includes 900,000 shares of restricted common stock awarded to Mr. Bollenbach by the Board of Directors on October 29, 1993. See footnote 8 above. Pursuant to this award, 400,000 shares are subject to General Restrictions and vest ratably over a five year period and 500,000 shares are subject to General Restrictions and vest on the fifth anniversary of the date of award.

(10) Mr. Bollenbach received a one-time payment of $150,000 pursuant to the Company's relocation program.
(11) In connection with the Distribution, Mr. J.W. Marriott, Jr. resigned his positions as Chairman of the Board and President of the Company effective October 8, 1993. Mr. Marriott remains a director of the Company.

(12) In connection with the Distribution, Mr. Shaw resigned his position as Executive Vice President and President of the Company's Contract Services Group effective October 8, 1993. Mr. Shaw had assumed these duties on February 10, 1992. Prior to such date, Mr. Shaw served as Executive Vice President and Chief Financial Officer.
(13) In connection with the Distribution, Mr. Tiefel resigned his position as Executive Vice President effective October 8, 1993.

  Aggregated Stock Option Exercises and Year-End Value. Table II below sets forth, on an aggregated basis, information regarding the exercise during the 1993 fiscal year of options to purchase Common Stock by each of the applicable persons listed on Table I above and the value on December 31, 1993 of all unexercised options held by such individuals. The Company has not granted any stock options to the persons listed on Table I during fiscal year 1993.

TABLE II

   AGGREGATED STOCK OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                                 OPTION VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                     OPTIONS AT FISCAL YEAR-END  IN-THE-MONEY OPTIONS AT
                                                               (#)(1)            FISCAL YEAR-END ($)(2)
                                                     -------------------------- -------------------------
                            SHARES
                         ACQUIRED ON  VALUE REALIZED
NAME                     EXERCISE (#)      ($)       EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                     ------------ -------------- ------------ ------------- ----------- -------------
Richard E. Marriott.....         0             0        60,475        30,225       301,521      174,720
Stephen F. Bollenbach...         0             0        48,250       144,750       284,142      852,426
William W. McCarten.....     8,000       103,920       127,657        46,250       698,973      254,357
Matthew J. Hart.........         0             0        36,763        22,100       194,741      133,614
Stephen J. McKenna......    14,000       172,180        83,432        17,525       474,173      110,404
J.W. Marriott, Jr.......         0             0       487,250       236,750     2,389,744    1,365,619
William J. Shaw.........    19,125       231,846       351,125       139,750     1,834,321      834,474
William R. Tiefel.......     6,000        78,600       176,200       105,750       984,222      632,299

- --------
(1) In connection with the Distribution, and pursuant to the Company's 1976 Employee Stock Option Plan, all Company stock options were adjusted to reflect the effects of the Distribution. Each non-qualified stock option held by a Company employee (or retiree) prior to the Distribution was effectively converted into two separate options: a Company option and a Marriott International Option, in both cases for a number of shares equal to the underlying Company option. The exercise price of the underlying Company option was allocated to the two options pursuant to a formula designed to preserve the economic value of the underlying Company option prior to the Distribution. Each incentive stock option held by an employee remaining a Company employee after the Distribution was adjusted in number and as to the exercise price in order to preserve the economic value of each such incentive stock option immediately prior to the Distribution.

(2) Based on a per share price for Common Stock of $9.188. This price represents the average of the high and low trading prices for a share on December 31, 1993.

  Long-Term Incentive Plan ("LTIP") Awards. Table III below sets forth information regarding Deferred Stock Bonus Awards, Deferred Stock Agreements and restricted stock awards subject to certain performance criteria granted by the Company under the Comprehensive Stock Plan and previously awarded by the Company under its Deferred Stock Incentive Plan or Restricted Stock Plan for Key Employees, predecessor plans to the Comprehensive Stock Plan, to the person listed on Table I above in respect of the 1993 fiscal year.

  The number of shares underlying each Deferred Stock Bonus Award is derived by dividing twenty percent of each individual's cash bonus award by the average of the high and low trading prices for a share of Common Stock on the last trading day of the fiscal year. No voting rights or cash dividends are attributed to award shares until such award shares are distributed. Recipients of Deferred Stock Bonus Awards listed on Table I may elect to denominate such awards as a current award ("Current Award") or a deferred award ("Deferred Award").

  A Current Award is distributed in ten annual installments commencing one year after the award is granted. If an employee dies before distribution of all shares to which the employee is entitled, the remaining shares are distributed in one distribution to the employee's designated beneficiaries or, in the absence of such beneficiaries, to the employee's estate.

  Any undistributed shares subject to a Current Award will be forfeited and the Deferred Stock Bonus Award terminated if the employee's employment with the Company is terminated for any reason other than termination of employment at or beyond age 55 with ten years of service, termination after 20 years of service with retirement approval from the Compensation Policy Committee of the Company's board of directors or its designee, permanent disability or death. Any undistributed shares not subject to forfeiture shall continue to be paid to the employee under the distribution schedule which would have applied to those shares if the employee had not terminated employment, or over such shorter period as the Chief Executive Officer of the Company may direct.

  A Deferred Award is distributed to the recipient, as elected, in a lump sum or in up to ten installments following termination of employment. Deferred Award shares contingently vest pro rata in annual installments commencing one year after the Deferred Stock Bonus Award is granted to the employee, and continuing on each January 2 thereafter until the expiration of a ten year period from the commencement date. All shares subject to the Deferred Award vest upon termination of employment after reaching age 55 with ten years of service with the Company, termination of employment after 20 years of company service with retirement approval from the Compensation Policy Committee of the Company board of directors or its designee, permanent disability or death. Vesting stops when employment terminates for any other reason.

  On occasion, the Board of Directors, upon the recommendation of its Compensation Policy Committee, awards to certain key employees shares of restricted stock which vest upon satisfaction of specified performance objectives. The award of such performance-restricted stock is maintained in the name of the recipient in an account at the transfer agent and is restricted from further transfer, sale, alienation or hypothecation, until such time as the conditions restricting transfer have been satisfied. Such conditions include continued employment, non-competition, proper conduct, and attainment of specified Company business objectives. While such restricted shares are maintained on account, the award recipient is entitled to vote such shares, and receive any dividends if dividends on common shares are declared. Upon satisfaction of the business objectives and all other conditions, the shares are released from restrictions and may be sold or transferred by the employee.

TABLE III

              LONG-TERM INCENTIVE PLANS AWARDS IN LAST FISCAL YEAR

                                   NUMBER OF   PERFORMANCE OR OTHER PERIOD UNTIL
NAME                                SHARES          MATURATION OR PAYOUT(1)
- ----                               ---------   ---------------------------------
Richard E. Marriott...............    2,800(2)             10 Years(3)
                                    240,000                 5 Years(4)
Stephen F. Bollenbach.............    7,500(2)             10 Years
                                    600,000                 5 Years(4)
William W. McCarten...............    4,120(2)             10 Years
                                    216,000                 5 Years(4)
Matthew J. Hart...................    3,253(2)             10 Years
                                    216,000                 5 Years(4)
Stephen J. McKenna................    2,900(2)             10 Years(3)
                                    108,000                 5 Years(4)
J.W. Marriott, Jr.................        0                     --
William J. Shaw...................        0                     --
William R. Tiefel.................        0                     --

- --------
(1) The vesting procedures and rules governing forfeitability of these awards are discussed in this section "Long-Term Incentive ("LTIP") Awards."

(2) Represents estimated Deferred Stock Bonus Awards or Deferred Stock Agreements calculated based upon maximum bonus amounts presented in Table I and an estimated trading price for Common Stock. Actual Deferred Stock Bonus Awards and Deferred Stock Agreements have not yet been determined. These awards are currently subject to forfeiture pursuant to the terms of the Comprehensive Stock Plan, a successor plan to the Company's Deferred Stock Incentive Plan. See footnote 1 above.
(3) Pursuant to the terms of the Company's Deferred Stock Incentive Plan, a predecessor to the Comprehensive Stock Plan, Mr. Marriott's and Mr. McKenna's awards are not subject to forfeiture as they each have over 20 years of service with the Company.

(4) Represents awards of shares of restricted stock that vest on a pro-rata basis over a five year period subject to the satisfaction of certain Performance Restrictions to be established by the Compensation Policy Committee of the Board of Directors. See footnote 8 to Table I. The vesting provisions governing these awards are subject to review and revision by the Compensation Policy Committee.

                              CERTAIN TRANSACTIONS

  In 1985, the Company sold for $10.03 million a 10.32 percent equity interest in the Times Square Hotel Company partnership ("TSHCO"), owner of the New York Marriott Marquis Hotel, to MM Times Square Hotel Investors ("MM Times Square"), a limited partnership which includes J.W. Marriott, Jr. and Richard E. Marriott as partners. The Company received cash at closing of $3.15 million and a $6.88 million nonrecourse promissory note due September 1, 2015 with interest at 12 percent per annum, collateralized by the ownership interest sold. At the same time, the Company sold a 28.68 percent interest in TSHCO to an unrelated third-party for approximately $26.3 million on essentially the same terms.

  Preliminary agreements were reached in 1991 with the purchaser of the 28.68 percent interest, and in 1992 with MM Times Square, to restructure the respective promissory notes payable to the Company. During the fourth quarter of 1992, the purchaser of the 28.68 percent interest informed the Company that he would not be making further payments on his promissory note. In view of this action, the restructurings of the promissory notes with both TSHCO and MM Times Square have been discontinued and the Company is seeking to foreclose on its security interests. The Company expects to complete both foreclosures in early 1994. See "Prospectus Summary--Recent Developments--New York Marriott Marquis."

  The Company and its subsidiaries and Marriott International and its subsidiaries have entered into certain relationships following the Distribution. For a description of certain agreements entered into between the Company and its subsidiaries and Marriott International and its subsidiaries, see "Relationship Between the Company and Marriott International."

                        OWNERSHIP OF COMPANY SECURITIES

  The Company has three outstanding classes of equity or equity-linked securities: Common Stock, Convertible Preferred Stock and LYONs. None of the directors, nominees or executive officers owns shares of Convertible Preferred Stock or LYONs.

  Set forth below is the ownership as of October 31, 1993 of Common Stock by directors, nominees, the chief executive officer and the four additional most highly compensated executive officers and certain former executive officers of the Company, as well as by all directors and executive officers (including such former executive officers) of the Company as a group, and to the best of the Company's knowledge, beneficial holders of 5% or more of Common Stock. The Company has no knowledge that any person is the beneficial holder of 5% or more of the LYONs.

  Based upon a Schedule 13D filed with the Securities and Exchange Commission on September 27, 1993, the Company believes that a group including Gotham Capital III, L.P., Alfred Partners, L.P., Joel M. Greenblatt and Daniel L. Nir each with an address of 100 Jericho Quadrangle, Jericho, New York, 11753, beneficially own 220,200 depositary shares representing 220.2 shares of the Convertible Preferred Stock. As of December 21, 1993, such holdings represent 75.54% of the approximately 292,000 then outstanding depositary shares of Convertible Preferred Stock.

                                                                   % OF SHARES
                                            SHARES OF           OUTSTANDING (NET
                                          COMMON STOCK            OF TREASURY
                                       BENEFICIALLY OWNED        SHARES) AS OF
NAME                                   ON OCTOBER 31, 1993      OCTOBER 31, 1993
- ----                                   -------------------      ----------------
Directors
  R. Theodore Ammon...................              0                 0.00
  Stephen F. Bollenbach...............          3,000(1)              0.00(2)
  J.W. Marriott, Jr...................      4,913,174(1)(3)(4)        4.14
  Richard E. Marriott.................      6,129,154(1)(3)(4)        5.16
  Ann Dore McLaughlin.................              0                 0.00
  Harry L. Vincent, Jr................         11,100                 0.01
  Andrew J. Young.....................              0                 0.00
Non-Director Executive Officers
  Matthew J. Hart.....................          1,628(1)              0.00(2)
  William W. McCarten.................         13,152(1)              0.01
  Stephen J. McKenna..................         14,104(1)              0.01
Certain Former Executive Officers
  William J. Shaw.....................         30,548                 0.03
  William R. Tiefel...................         54,323                 0.05
All directors and executive officers
 as a group...........................     11,171,261(5)              9.41(5)
Sanford C. Bernstein & Co., Inc.......      8,680,909(6)              7.31(6)
  767 Fifth Avenue
  New York, New York 10153

- --------
(1) Does not include shares reserved, contingently vested or awarded under the Company's 1993 Comprehensive Stock Incentive Plan or 1993 Employee Stock Purchase Plan. For additional information, see Tables I through III above.
(2) Ownership of less than 1/100th of 1% is reflected as 0.00 in the table above.

(3) Does not include: (i) 1,612,915 shares held in trust for the children and grandchildren of J.W. Marriott, Jr. or 1,089,949 shares held by his wife and children; (ii) 1,783,042 shares held in trust for the children and grandchildren of Richard E. Marriott or 447,562 shares held by his wife and children; (iii) 2,280,287 shares held by The J. Willard Marriott Foundation; (iv) 1,923,885 shares held by a charitable annuity trust, created by the will of J. Willard Marriott, to which his descendants have a remainder interest; (v) 2,707,590 shares held by J. Willard Family Enterprises, L.P., (vi) 2,302,729 shares held by First Media, L.P., or
    (vii) 1,126,441 shares owned directly or beneficially by certain other members of the Marriott family. The shares referred to in this note aggregated 12.86% of the common shares outstanding (net of treasury shares) as of October 31, 1993.

(4) By virtue of their ownership of shares of common stock and their positions as directors and officers of the Company, J.W. Marriott, Jr. and Richard E. Marriott would be deemed in control of the Company within the meaning of the federal securities laws. Other members of the Marriott family might also be deemed control persons by reason of their ownership of shares and/or their relationship to other family members. J.W. Marriott, Jr., Richard E. Marriott, their mother Alice S. Marriott and other members of the Marriott family and various trusts established by members of the Marriott family owned beneficially an aggregate of 26,364,799 shares or 22.21% of the total common shares outstanding (net of treasury shares) of the Company as of October 31, 1993. All directors, nominees and current executive officers as a group (other than members of the Marriott family) owned beneficially an aggregate of 44,062 shares or .04% of the total common shares outstanding (net of treasury shares) as of October 31, 1993. In addition, the Company's Employees' Profit Sharing, Retirement and Savings Plan and Trust owned 605,855 shares or .51% of the total common shares outstanding (net of treasury shares) as of October 31, 1993.
(5) Includes shares of Common Stock beneficially owned by the former executive officers listed on the table.
(6) Source of information: Schedule 13G as filed with the Securities and Exchange Commission by Sanford C. Bernstein & Co., Inc. reporting ownership as of December 31, 1992.

                          DESCRIPTION OF CAPITAL STOCK

  The following description of the Company's Capital Stock is only a summary, and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and shareholder rights plan as previously filed by the Company with the Securities and Exchange Commission.

GENERAL

  The Company's Restated Certificate of Incorporation (the "Company Certificate") authorizes the issuance of a total of 301,000,000 shares of all classes of stock, of which 1,000,000 may be shares of preferred stock, without par value, and 300,000,000 may be shares of Common Stock. At December 10, 1993, approximately 119,600,000 shares of Common Stock were outstanding. The Company Certificate provides that the Board is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series, and to fix any voting powers, full or limited or none, and the designations, preferences and relative, participating, optional or other special rights, applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon.

COMMON STOCK

  Voting Rights. Each holder of Common Stock is entitled to one vote for each share registered in his name on the books of the Company on all matters submitted to a vote of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. The shares of Common Stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of the Company's preferred stock which may at the time be outstanding, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors. The Company Certificate provides that the Board of Directors is classified into three classes, each serving a three year term, with one class to be elected in each of three consecutive years.

  Dividend Rights. Subject to the rights of the holders of any shares of the Company's preferred stock which may at the time be outstanding, holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. The Company intends to retain future earnings for use in its business and does not currently intend to pay dividends. In addition, the Credit Agreement contains restrictions on the payment of dividends on the Common Stock. See "Dividend Policies."

  Liquidation Rights and Other Provisions. Subject to the prior rights of creditors and the holders of any of the Company's preferred stock which may be outstanding from time to time, the holders of Common Stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets. The Common Stock is not liable for any calls or assessments and is not convertible into any other securities. The Company Certificate provides that the private property of the shareholders shall not be subject to the payment of corporate debts. There are no redemption or sinking fund provisions applicable to the Common Stock, and the Company Certificate provides that there shall be no preemptive rights.

  The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

RIGHTS AND JUNIOR PREFERRED STOCK

  The Company has adopted a shareholder rights plan as set forth in that certain Rights Agreement dated February 3, 1989, as amended, between the Company and the Bank of New York, as rights agent (the "Rights Agreement"). The following is a summary of the terms of the Rights Agreement.

  Rights. Following the occurrence of certain events (the "Occurrence Date") and except as described below, each right (a "Right," and, collectively, the "Rights") will entitle the registered holder thereof to purchase from the Company one one-thousandth of a share (a "Unit") of the Company's Series A Junior Participating Preferred Stock ("Junior Preferred Stock") at a price (the "Purchase Price") of $150 per Unit, subject to adjustment. The Rights are not exercisable until the Occurrence Date. The Rights expire on the tenth anniversary of the adoption of the Rights Agreement, unless exercised in connection with a transaction of the type described below or unless earlier redeemed by the Company.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

  Initially, ownership of the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates representing the Rights (the "Rights Certificates") will be distributed. Until the Occurrence Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only with the Common Stock, and the surrender or transfer of any certificate of Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights will separate from the Common Stock and an Occurrence Date will occur upon the earlier of (i) 10 days following the date (a "Stock Acquisition Date") of a public announcement that a person or group of affiliates or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the Acquiring Person becoming the beneficial owner of 30% or more of such outstanding Common Stock (such date being called the Occurrence
Date).

  For purposes of the Rights Agreement, a person shall not be deemed to beneficially own "Exempt Shares" which include (i) shares of Common Stock acquired by such person by gift, bequest and certain other transfers, which shares were Exempt Shares immediately prior to such transfer and were held by such person continuously thereafter and (ii) shares acquired by such person in connection with certain distributions of Common Stock with respect to Exempt Shares which were held by such person continuously thereafter. In connection with the Distribution, the Board amended the Rights Agreement to provide that the shares of

Common Stock acquired by Marriott International upon exercise of the Marriott International Purchase Right will be deemed "Exempt Shares" under the Rights Agreement, such that the exercise of such right by Marriott International will not cause Marriott International to be deemed an "Acquiring Person" under the Rights Agreement and thus trigger a distribution of the Rights. See "Relationship Between the Company and Marriott International--Marriott International Purchase Right."

  As soon as practicable following an Occurrence Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Occurrence Date. After such time, such separate Rights Certificates alone will evidence the Rights and could trade independently from the Common Stock.

  In the event (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged, or (ii) an Acquiring Person becomes the beneficial owner of 30% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Board determines to be fair to and otherwise in the best interests of the Company and its shareholders), each holder of a Right will, in lieu of the right to receive one one-thousandth of a share of Junior Preferred Stock, thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are (or, under certain circumstances specified in the Rights Agreement, were) beneficially owned by any Acquiring Person will be null and void. However, the Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

  For example, at an exercise price of $150 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $300 worth of Common Stock (or other consideration, as noted above) for $150. Assuming that the Common Stock had a per share value of $30 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $150.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

  In general, the Board may redeem the Rights in whole, but not in part, at any time until 10 days following the Stock Acquisition Date, at a price of $.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

  The purchase price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment upon the occurrence of certain events with respect to the Company, including stock dividends, sub-divisions, combinations, reclassifications, rights or warrants offerings of Junior Preferred Stock at less than the then current market price and certain distributions of property or evidences of indebtedness of the Company to holders of Junior Preferred Stock, all as set forth in the Rights Agreement.

  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as set forth above. See "Purposes and Antitakeover Effects of Certain Provisions of the Company Certificate and Bylaws and the Marriott International Purchase Right."

JUNIOR PREFERRED STOCK

  In connection with the Rights Agreement, 300,000 shares of Junior Preferred Stock are authorized and reserved for issuance by the Board. No shares of Junior Preferred Stock are currently outstanding. The following statements with respect to the Junior Preferred Stock are subject to the detailed provisions of the Company Certificate and the certificate of designation relating to the Junior Preferred Stock (the "Junior Preferred Stock Certificate of Designation"). These statements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the terms of the Company Certificate and the Junior Preferred Stock Certificate of Designation.

  Subject to the prior payment of cumulative dividends on any class of preferred stock ranking senior to the Junior Preferred Stock, a holder of Junior Preferred Stock will be entitled to cumulative dividends out of funds legally available therefor, when, as and if declared by the Board, at a quarterly rate per share of Junior Preferred Stock equal to the greater of (a) $10.00 or (b) 1000 times (subject to adjustment upon certain dilutive events) the aggregate per share amount of all cash dividends and 1000 times (subject to adjustment upon certain dilutive events) the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than dividends payable in Common Stock or a sub-division of the outstanding shares of Common Stock) declared on Common Stock, since the immediately preceding quarterly dividend payment date for the Junior Preferred Stock (or since the date of issuance of the Junior Preferred Stock if no such dividend payment date has occurred).

  A holder of Junior Preferred Stock will be entitled to 1000 votes (subject to adjustment upon certain dilutive events) per share of Junior Preferred Stock on all matters submitted to a vote of shareholders of the Company. Such holders will vote together with the holders of the Common Stock as a single class on all matters submitted to a vote of shareholders of the Company.

  In the event of a merger or consolidation of the Company which results in Common Stock being exchanged or changed for other stock, securities, cash and/or other property, the shares of Junior Preferred Stock shall similarly be exchanged or changed in an amount per share equal to 1000 times (subject to adjustment upon certain dilutive events) the aggregate amount of stock, securities, cash and/or other property, as the case may be, into which each share of Common Stock has been exchanged or changed.

  In the event of liquidation, dissolution or winding up of the Company, a holder of Junior Preferred Stock will be entitled to receive $1000 per share, plus accrued and unpaid dividends and distributions thereon, before any distribution may be made to holders of shares of stock of the Company ranking junior to the Junior Preferred Stock, and the holders of Junior Preferred Stock are entitled to receive an aggregate amount per share equal to 1000 times (subject to adjustment upon certain dilutive events) the aggregate amount to be distributed per share to holders of Common Stock.

  The Junior Preferred Stock is not subject to redemption. The terms of the Junior Preferred Stock provide that the Company is subject to certain restrictions with respect to dividends and distributions on and redemptions and purchases of shares of stock of the Company ranking junior to or on a parity with the Junior Preferred Stock in the event that payments of dividends or other distributions payable on the Junior Preferred Stock are in arrears.

CONVERTIBLE PREFERRED STOCK

  The Company has outstanding 292,000 depositary shares of Convertible Preferred Stock, each having a liquidation preference of $50 per depositary share. The Distribution did not affect the terms of the Convertible Preferred Stock, which are set forth in the Company's Certificate of Designation with respect to the Convertible Preferred Stock (the "Convertible Preferred Stock Certificate of Designation"). However, pursuant to Section 5(e)(iv) of the Convertible Preferred Stock Certificate of Designation, the conversion price at which the Convertible Preferred Stock is convertible into Common Stock after the Distribution was adjusted from $17.40 per share to $2.61 per share. At the current conversion price of $2.61 per share, the 292,000 outstanding depositary shares of the Convertible Preferred Stock are convertible into approximately
5.6 million shares of Common Stock.

  Pursuant to Section 6(c) of the Convertible Preferred Stock Certificate of Designation, if the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are in arrears, the number of directors of the Company will be increased by two and the holders of Convertible Preferred Stock voting separately as a class with the holders of shares of any one or more other series of preferred stock ranking on a parity with the Convertible Preferred Stock whether as to payment of dividends or the distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for one year terms to fill such vacancies at the Company's next annual meeting of shareholders. Such right to elect two additional directors shall continue at each subsequent annual meeting until all dividends in arrears have been paid or declared and set apart for payment. Upon payment or declaration and reservation of funds for payment of all such dividends in arrearage, the term of office of each director elected shall immediately terminate and the number of directors constituting the entire Board of Directors of the Company shall be reduced by the number of directors elected by the holders of the Convertible Preferred Stock and any other series of preferred stock ranking on a parity with the Convertible Preferred Stock as discussed above. The Company has failed to pay dividends for one quarterly period and presently intends to pay preferred stock dividends only to the extent earnings equal or exceed the amount of such dividends. This policy may result in an indefinite suspension of dividends on the Convertible Preferred Stock. See "Dividend Policy." In such case, the holders of the Convertible Preferred Stock may become entitled to elect two members of the Board of Directors. The stated quarterly dividend on the outstanding shares of Convertible Preferred Stock is approximately $300,000, and the Company could recommence payment of quarterly dividends in order to avoid the election of additional directors. In addition, commencing January 15, 1996, the outstanding Convertible Preferred Stock may be redeemed at an aggregate redemption price of $15 million plus accrued and unpaid dividends.

WARRANTS

  As part of the Class Action Settlement, the Company agreed to issue warrants to purchase up to 7.7 million shares of Common Stock, such warrants to be exercisable for a period of five years after the Distribution, at $8.00 per share during the first three years and $10.00 per share during the last two years. The number of shares issuable under the warrants will be reduced to the extent that the verified losses of eligible claimants (certain sellers of Old Notes) are less than $8.7 million (such reduction to be one share for each dollar by which $8.7 million exceeds the amount of such losses). As of the date hereof, no such warrants have been issued, and no warrants are expected to be issued until the appeal of the approval of the Class Action Settlement is resolved. See "Risk Factors--Pending Litigation."

  It is anticipated that the warrants will be evidenced by warrant agreements that will provide for such matters as (i) the issuance, execution and delivery of the warrant certificates, (ii) the warrant exercise price, duration and exercise of warrant certificates, (iii) treatment of fractional shares, (iv) the transfer and exchange of warrant certificates and (v) other provisions relating to the rights of the registered holders of the warrants.

  The holders of the warrants shall not be entitled to any of the rights of the holders of Common Stock including, without limitation, the right to vote, receive dividends and other distributions, to exercise any preemptive right or to receive any notice of or to attend meetings of shareholders or any other proceedings.

                 PRICE RANGE OF THE COMMON STOCK AND DIVIDENDS

  The Common Stock is listed on the New York Stock Exchange and on several regional exchanges, and since consummation of the Distribution is traded under the symbol "HMT." The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of the Common Stock as reported on the New York Stock Exchange Composite Tape and traded during such periods under the symbol "MHS," and the cash dividends paid per share of Common Stock. Except for the fourth quarter of fiscal 1993, all periods presented in the table below were prior to the Distribution. Therefore the stock prices and dividends paid are not indicative of the Company's current stock price or dividend policies. See "Dividend Policy." As of October 31, 1993, there were approximately 66,561 holders of record of Common Stock.

                                                                         CASH
                                                                       DIVIDENDS
                                                       HIGH    LOW       PAID
                                                       ----    ----    ---------
1992
  1st Quarter......................................... $19 5/8 $15 3/4   $.07
  2nd Quarter.........................................   18     13 3/8    .07
  3rd Quarter.........................................  17 1/2  15 1/8    .07
  4th Quarter.........................................  21 7/8  16 7/8    .07
1993
  1st Quarter......................................... $27 3/8 $20 3/4   $.07
  2nd Quarter.........................................  26 5/8   24       .07
  3rd Quarter.........................................   29     24 3/8    .07
  4th Quarter(1)......................................  33 3/8   6 1/8     --

- --------

(1) The high sales price per share of the Common Stock for the fourth quarter of fiscal 1993 occurred on October 8, 1993, the date of the Distribution. The low sales price per share of the Common Stock during such period occurred on October 11, 1993, after the occurrence of the Distribution.

     PURPOSES AND ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY CERTIFICATE AND BYLAWS AND THE MARRIOTT INTERNATIONAL PURCHASE RIGHT

COMPANY CERTIFICATE AND BYLAWS

  The Company Certificate contains several provisions that will make difficult an acquisition of control of the Company, by means of a tender offer, open market purchases, a proxy fight or otherwise, that is not approved by the Board. The Company Bylaws also contain provisions that could have an antitakeover effect.

  The purposes of the relevant provisions of the Company Certificate and the Company Bylaws are to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to shareholders of the Company or an unsolicited proposal for the restructuring or sale of all or part of the Company. The Company believes that, as a general rule, such proposals would not be in the best interests of the Company and its shareholders.

  There has been a history of the accumulation of substantial stock positions in public companies by third parties as a prelude to proposing a takeover or a restructuring or sale of all or part of the company or another similar extraordinary corporate action. Such actions are often undertaken by the third-party without advance notice to, or consultation with, the management or board of directors of the target company. In many cases, the purchaser seeks representation on the company's board of directors in order to increase the likelihood that its proposal will be implemented by the company. If the company resists the efforts of the purchaser to obtain representation on the company's board, the purchaser may commence a proxy contest to have its nominees elected to the board in place of certain directors or the entire board. In some cases, the purchaser may not truly be interested in taking over the company, but may use the threat of a proxy fight and/or a bid to take over the company as a means of forcing the company to repurchase its equity position at a substantial premium over market price.

  The Company believes that the imminent threat of removal of the Company's management or Board in such situations would severely curtail the ability of management or the Board to negotiate effectively with such purchasers. The management or the Board would be deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction involving the Company which may ultimately be undertaken. If the real purpose of a takeover bid were to force the Company to repurchase an accumulated stock interest at a premium price, management or the Board would face the risk that, if it did not repurchase the purchaser's stock interest, the Company's business and management would be disrupted, perhaps irreparably.

  Certain provisions of the Company Certificate and Bylaws, in the view of the Company, will help ensure that the Board, if confronted by a surprise proposal from a third-party which has acquired a block of stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interests of the shareholders. In addition, certain other provisions of the Company Certificate are designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in the event of an attempt to take over the Company.

  These provisions, individually and collectively, will make difficult and may discourage a merger, tender offer or proxy fight, even if such transaction or occurrence may be favorable to the interests of the shareholders, and may delay or frustrate the assumption of control by a holder of a large block of stock of the Company and the removal of incumbent management, even if such removal might be beneficial to the shareholders. Furthermore, these provisions may deter or could be utilized to frustrate a future takeover attempt which is not approved by the incumbent Board of Directors, but which the holders of a majority of the shares may deem to be in their best interests or in which shareholders may receive a substantial premium for their stock over prevailing market prices of such stock. By discouraging takeover attempts, these provisions might have the incidental effect of inhibiting certain changes in management (some or all of the members of which might be replaced in the course of a change of control) and also the temporary fluctuations in the market price of the stock which often result from actual or rumored takeover attempts.

  Set forth below is a description of such provisions in the Company Certificate and Bylaws. Such description is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and Bylaws which are exhibits to the Registration Statement on Form S-1 of which this Prospectus is a part.

  Classified Board of Directors. The Company Certificate provides for the Board to be divided into three classes serving staggered terms so that directors' current terms will expire either at the 1994, 1995 or 1996 annual meeting of shareholders. See "Management--Board of Directors."

  The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board in a relatively short period of time. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help ensure that the Board, if confronted by a holder attempting to force a stock repurchase at a premium above market prices, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes are the best interests of the shareholders.

  The classified board provision could have the effect of discouraging a third-party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. The classified board provision could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the classified board provision is designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, the classified board provision could tend to reduce the temporary fluctuations in the market price of the Company's stock that could be caused by accumulations of large blocks of such stock. Accordingly, shareholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

  The Company believes that a classified board of directors helps to assure the continuity and stability of the Board and business strategies and policies as determined by the Board, because generally a majority of the directors at any given time will have had prior experience as directors of the Company. The classified board provision also helps assure that the Board, if confronted with an unsolicited proposal from a third-party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

  Removal; Filling Vacancies. The Company Certificate provides that, subject to any rights of the holders of preferred stock, only a majority of the Board then in office shall have the authority to fill any vacancies on the Board, including vacancies created by an increase in the number of directors. In addition, the Company Certificate provides that a new director elected to fill a vacancy on the Board will serve for the remainder of the full term of his or her class and that no decrease in the number of directors shall shorten the term of an incumbent. Moreover, the Company Certificate provides that directors may be removed with or without cause only by the affirmative vote of holders of at least 66 2/3% of the voting power of the shares entitled to vote at the election of directors, voting together as a single class. These provisions relating to removal and filling of vacancies on the Board will preclude shareholders from enlarging the Board or removing incumbent directors and filling the vacancies with their own nominees.

  Limitations on Shareholder Action By Written Consent; Special Meetings. The Company Certificate and Bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The Company Certificate and Bylaws provide that, subject to the rights of holders of any series of preferred stock, special meetings of shareholders can be called only by a majority of the entire Board. Shareholders are not permitted to call a special meeting or to require that the Board call a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by or at the direction of the Board.

  The provisions of the Company Certificate and Bylaws restricting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by a majority of the entire Board. These provisions would also prevent the holders of a majority of the voting power of the voting stock from using the written consent procedure to take shareholder action and from taking action by consent without giving all the shareholders of the Company entitled to vote on a proposed action the opportunity to participate in determining such proposed action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Company Board by calling a special meeting of shareholders prior to the time the Board believed such consideration to be appropriate.

  The Company believes that such limitations on shareholder action will help to assure the continuity and stability of the Board and the Company's business strategies and policies as determined by the Board, to the benefit of all of the Company's shareholders. If confronted with an unsolicited proposal from Company shareholders, the Board will have sufficient time to review such proposal and to seek the best available result for all shareholders, before such proposal is approved by such shareholders by written consent in lieu of a meeting or through a special meeting of shareholders.

  Nominations of Directors and Shareholder Proposals. The Company Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board, of candidates for election as directors (the "Nomination Procedure") and with regard to shareholder proposals to be brought before an annual or special meeting of shareholders (the "Business Procedure").

  The Nomination Procedure provides that only persons who are nominated by or at the direction of the Board of Directors, or by a shareholder who has given timely prior written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The Business Procedure provides that shareholder proposals must be submitted in writing in a timely manner in order to be considered at any annual or special meeting. To be timely, notice must be received by the Company (i) in the case of an annual meeting, not less than 90 days prior to the annual meeting for a director nomination, and not less than 120 days prior to the annual meeting for a shareholder proposal or (ii) in the case of a special meeting not later than the seventh day following the day on which notice of such meeting is first given to shareholders for both a director nomination and a shareholder proposal.

  Under the Nomination Procedure, notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director must contain certain information about that person, including age, business and residence addresses, principal occupation, the class and number of shares of Common Stock beneficially owned, the consent to be nominated and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the shareholder proposing to nominate that person. Under the Business Procedure, notice relating to a shareholder proposal must contain certain information about such proposal and about the shareholder who proposes to bring the proposal before the meeting, including the class and number of shares of Common Stock beneficially owned by such shareholder. If the Chairman or other officer presiding at a meeting determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director, or if he determines that the shareholder proposal was not properly brought before such meeting, such proposal will not be introduced at such meeting. Nothing in the Nomination Procedure or the Business Procedure will preclude discussion by any shareholder of any nomination or proposal properly made or brought before an annual or special meeting in accordance with the above-mentioned procedures.

  The purpose of the Nomination Procedure is, by requiring advance notice of nomination by shareholders, to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform shareholders about such qualifications. The purpose of the Business Procedure is, by requiring advance notice of shareholder proposals, to provide a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board, to provide the Board with a meaningful opportunity to inform shareholders, prior to such meetings, of any proposal to be introduced at such meetings, together with any recommendation as to the Board's position or belief as to action to be taken with respect to such proposal, so as to enable shareholders better to determine whether they desire to attend such meeting or grant a proxy to the Board as to the disposition of any such proposal. Although the Company Bylaws do not give the Board any power to approve or disapprove shareholder nominations for the election of directors or of any other proposal submitted by shareholders, the Company Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular shareholder meeting if the proper procedures are not followed, and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

  Fair Price Provision. Article Fifteenth of the Company Certificate (the "Fair Price Provision") requires the approval by the holders of 66 2/3% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock") as a condition for mergers and certain other business combinations ("Business Combinations") involving the Company and any holder of more than 25% of such voting power (an "Interested Shareholder") unless the transaction is either (i) approved by a majority of the members of the Board who are not affiliated with the Interested Shareholder and who were directors before the Interested Shareholder became an Interested Shareholder (the "Disinterested Directors") or (ii) certain minimum price and procedural requirements are met.

  The Fair Price Provision is designed to prevent a third-party from utilizing two-tier pricing and similar inequitable tactics in a takeover attempt. The Fair Price Provision is not designed to prevent or discourage tender offers for the Company. It does not impede an offer for at least 66 2/3% of the Voting Stock in which each shareholder receives substantially the same price for his or her shares as each other shareholder or which the Board has approved in the manner described herein. Nor does the Fair Price Provision preclude a third-party from making a tender offer for some of the shares of Voting Stock without proposing a Business Combination in which the remaining shares of Voting Stock are purchased. Except for the restrictions on Business Combinations, the Fair Price Provision will not prevent an Interested Shareholder having a controlling interest of the Voting Stock from exercising control over the Company or increasing its interest in the Company. Moreover, an Interested Shareholder could increase its ownership to 66 2/3% and avoid application of the Fair Price Provision. However, the separate provisions contained in the Company Certificate and the Bylaws relating to "Classified Boards of Directors" discussed above will, as therein indicated, curtail an Interested Shareholder's ability to exercise control in several respects, including such shareholder's ability to change incumbent directors who may oppose a Business Combination or to implement a Business Combination by written consent without a shareholder meeting. The Fair Price Provision would, however, discourage some takeover attempts by persons intending to acquire the Company in two steps and to eliminate remaining shareholder interests by means of a business combination involving less consideration per share than the acquiring person would propose to pay for its initial interest in the Company. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise be the case. The Fair Price Provision may thereby deprive some holders of the Common Stock of an opportunity to sell their shares at a temporarily higher market price.

  Although the Fair Price Provision is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the Fair Price Provision to assure that shareholders will receive a premium price for their shares in a takeover. Accordingly, the Board is of the view that the adoption of the Fair Price Provision does not preclude the Board's opposition to any future takeover proposal which it believes would not be in the best interests of the Company and its shareholders, whether or not such a proposal satisfies the minimum price criteria and procedural requirements of the Fair Price Amendment.

  In addition, under Section 203 of the Delaware General Corporation Law as applicable to the Company, certain "business combinations" (defined generally to include (i) mergers or consolidations between a Delaware corporation and an interested shareholder (as defined below) and (ii) transactions between a Delaware corporation and an interested shareholder involving the assets or stock of such corporation or its majority-owned subsidiaries, including transactions which increase the interested shareholder's percentage ownership of stock) between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 shareholders, and an interested shareholder (defined generally as those shareholders, who, on or after December 23, 1987, become beneficial owners of 15 percent or more of a Delaware corporation's voting stock) are prohibited for a three-year period following the date that such shareholder became an interested shareholder, unless (i) prior to the date such shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction that made such shareholder an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock owned by officers who also are directors and voting stock held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iii) the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested shareholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation's directors.

  Shareholder Rights Plan. The Company has adopted a shareholder rights plan which may have anti-takeover effects. See "Description of Capital Stock--Rights and Junior Preferred Stock."

  Amendment of the Company Certificate and Bylaws. The Company Certificate contains provisions requiring the affirmative vote of the holders of at least 66 2/3 percent of the voting power of the stock entitled to vote generally in the election of directors to amend certain provisions of the Company Certificate and Bylaws (including the provisions discussed above). These provisions make it more difficult for shareholders to make changes in the Company Certificate or Bylaws, including changes designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least a 66 2/3 percent shareholder vote will enable the holders of a minority of the Company's capital stock to prevent holders of a less-than-66 2/3 percent majority from amending such provisions of the Company's Certificate or Bylaws.

MARRIOTT INTERNATIONAL PURCHASE RIGHT

  Pursuant to the terms of the Distribution Agreement, the Company granted to Marriott International, for a period of ten years following the Distribution, the right to purchase a number of shares equal in amount of up to 20% of each class of the Company's outstanding voting stock at the then fair market value upon the occurrence of certain change of control events involving the Company. The Marriott International Purchase Right may be exercised for a 30-day period following the date a person or group of affiliated persons has (i) become the beneficial owner of 20% or more of the total voting power of the then outstanding shares of the Company's voting stock or (ii) announced a tender offer for 30% or more of the total voting power of the then outstanding shares of the Company's voting stock. These change of control events upon which the Marriott International Purchase Right becomes exercisable are substantially identical to those events that cause a distribution of the Rights under the Rights Agreement (see "Description of Capital Stock--Rights and Junior Preferred Stock"). Accordingly, certain share ownership of the Company's voting stock by specified persons that is exempt under the Rights Agreement, and consequently will not result in a distribution of Rights, also will not cause the Marriott International Purchase Right to become exercisable.

  The Board amended the terms of the Rights Agreement to provide that the exercise of the Marriott International Purchase Right will not result in a distribution of the Rights. Accordingly, upon exercise of the Marriott International Purchase Right, Marriott International will be entitled to receive the Rights associated with the Common Stock and will not be deemed an "Acquiring Person" under the Rights Agreement.

  The purchase price for the Common Stock to be purchased upon the exercise of the Marriott International Purchase Right is determined by taking the average of the closing sale price of the Common Stock during the 30 consecutive trading days preceding the date the Marriott International Purchase Right becomes exercisable. The specific terms of the Marriott International Purchase Right are set forth in the Distribution Agreement.

  The Marriott International Purchase Right will have an antitakeover effect. Any person considering acquiring a substantial or controlling block of Common Stock would face the possibility that its ability to exercise control would be impaired by Marriott International's 20% ownership resulting from exercise of the Marriott International Purchase Right. So long as the Marriott family's current percentage of ownership of Common Stock continues, the combined Marriott family (including various trusts established by members of the Marriott family) and Marriott International ownership following exercise of the Marriott International Purchase Right would effectively block control by others (see "Description of Capital Stock"). It is also possible that the exercise price of the Marriott International Purchase Right would be lower than the price at which a potential acquiror might be willing to purchase a 20% block of shares of Common Stock because the purchase price for the Marriott International Purchase Right is based on the average trading price during a 30-day period which may be prior to the announcement of the takeover event. This potential price differential may have a further antitakeover effect by discouraging potential acquirors of the Company. The antitakeover effect of the Marriott International Purchase Right will be in addition to the antitakeover effects of the provisions contained in the Company Certificate and Bylaws.

 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF
                                  COMMON STOCK

  The following is a general summary of certain United States federal income and estate tax consequences of the ownership, sale or other disposition of Common Stock by a person (a "non-U.S. holder") that, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address all aspects of United States federal income and estate taxes that may be relevant to non-U.S. holders in light of their particular facts and circumstances or to certain types of non-U.S. holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). Furthermore, this summary does not discuss any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.

DIVIDENDS

  Dividends paid to a non-U.S. holder of Common Stock will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States. In order to claim the benefit of an applicable tax treaty rate, a non-U.S. holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

  Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are generally subject to tax on a net income basis (that is, after allowance for applicable deductions) at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary). Under the current interpretation of United States Treasury regulations, the same presumption applies for purposes of determining the applicability of a tax treaty rate; however, under proposed United States Treasury regulations not currently in effect, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States tax withholding pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on the disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of a non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is a nonresident alien individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and either (a) such individual's "tax home" for United States federal income tax purposes is in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iii) if the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the five-year period ending on the date of the disposition or, if shorter, the period during which the non-U.S. holder held the Common Stock (the "applicable period") and the non-U.S. holder holds, actually or constructively, at any time during the applicable period, more than 5% of the Common Stock.

  The Company expects to be treated as a U.S. real property holding company for United States federal tax purposes because of its ownership of substantial real estate assets in the United States. As a result, a non-U.S. holder who holds, directly or indirectly, more than 5% of the Common Stock may be subject to United States federal income taxation on any gain realized from the sale or other disposition of such stock, unless an exemption is provided under an applicable tax treaty.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by a holder who is neither a United States citizen nor a United States resident (as specially defined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

  United States backup withholding (which generally is imposed at a 31% rate) generally will not apply to (a) the payment of dividends paid on Common Stock to a non-U.S. holder at an address outside the United States or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. The payment of the proceeds of a sale of shares of Common Stock to or through a U.S. office of a broker is subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

  These information reporting and backup withholding rules are under review by the United States Treasury and could be changed by future regulations.

  THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

  Subject to certain conditions contained in the Underwriting Agreement, the United States Underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery Securities, Smith Barney Shearson Inc. and BT Securities Corporation are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery Securities, Smith Barney Shearson Inc. and Bankers Trust International PLC are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed to purchase from the Company an aggregate of 17,500,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                        NUMBER
   U.S. UNDERWRITERS                                                  OF SHARES
   -----------------                                                  ----------
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Montgomery Securities.............................................
   Smith Barney Shearson Inc. .......................................
   BT Securities Corporation.........................................
                                                                      ----------
     U.S. Offering Subtotal.......................................... 14,000,000
                                                                      ----------
   INTERNATIONAL MANAGERS
   ----------------------
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Montgomery Securities.............................................
   Smith Barney Shearson Inc. .......................................
   Bankers Trust International PLC...................................
                                                                      ----------
     International Offering Subtotal.................................  3,500,000
                                                                      ----------
       Total......................................................... 17,500,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to
exceed $   per share. The Underwriters may allow, and such dealers may reallow,
discounts not in excess of $   per share to any other Underwriter and certain
other dealers.

  The Company has granted to the U.S. Underwriters and the International Managers options, exercisable by the U.S. Representatives and the International Managers, respectively, to purchase up to an aggregate of 2,100,000 and 525,000 additional shares of Common Stock, respectively, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such options may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the U.S. Representatives or the International Representatives exercise such options, each of the U.S. Underwriters and the International Managers, respectively, will be committed, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased initially by the Underwriter bears to the total number of shares to be purchased initially by the U.S. Underwriters or the International Managers, respectively.

  The Company and its executive officers have agreed, and its directors are each expected to agree, subject to certain exceptions, not to sell or otherwise dispose of shares of Common Stock or sell or grant rights, options or warrants with respect to Common Stock or securities convertible into Common Stock prior to the expiration of 90 days from the date of this Prospectus, without prior written consent of the Representatives.

  Pursuant to the Agreement Among U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with certain exceptions,
(a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Among U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with certain exceptions, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisidiction.

  Pursuant to the Agreement Among U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth above.

  Pursuant to the Agreement Among U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  No document issued in connection with the Offering may be passed on to any person in the United Kingdom unless that person is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988. In addition, each Underwriter has informed the Company that: (i) it is not carrying on an investment business in the United Kingdom in contravention of Section 3 of the Financial Services Act of 1986 (the "UKFSA");
(ii) it has not offered or sold, and it will not offer or sell, in the United Kingdom, by means of this Prospectus, any amendment or supplement hereto or any other document, any of the shares of Common Stock offered hereby other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Companies Act 1985); (iii) subject to Part V of the UKFSA, it will not issue or cause to be issued in the United Kingdom any advertisement offering the shares of Common Stock offered hereby which is a primary or secondary offer within the meaning of the UKFSA except in compliance with the provisions applicable under the UKFSA; (iv) it has not issued or caused to be issued and it will not issue or cause to be issued in the United Kingdom any investment advertisement within the meaning of the UKFSA relating to the shares of Common Stock offered hereby except in compliance with the provisions applicable under the UKFSA, and in particular, it has not given and will not give copies of this Prospectus, any amendment or supplement hereto or any other document relating to the offer and sale of the shares of Common Stock offered hereby to any person in the United Kingdom who does not fall within Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988, and (v) it has complied and will comply with all applicable provisions of the UKFSA with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom.

  No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offering in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus Supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Stephen J. McKenna, Esq., Senior Vice President and General Counsel of the Company, and certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Washington, D.C. and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

  Mr. McKenna owns Common Stock, and holds stock options, deferred stock and restricted stock awards under the Comprehensive Stock Plan and may receive additional awards under the plan in the future.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company as included in this Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto and have been included herein in reliance upon the authority of said firm as experts in giving said reports.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................   F-2
Consolidated Statement of Income for Fiscal Years Ended January 1, 1993,
 January 3, 1992 and December 28, 1990....................................   F-3
Consolidated Balance Sheet at January 1, 1993 and January 3, 1992.........   F-4
Consolidated Statement of Cash Flows for Fiscal Years Ended January 1,
 1993, January 3, 1992 and December 28, 1990..............................   F-5
Consolidated Statement of Shareholders' Equity for Fiscal Years Ended Jan-
 uary 1, 1993, January 3, 1992 and December 28, 1990......................   F-6
Notes to Consolidated Financial Statements................................   F-7
Condensed Consolidated Statement of Income for the Thirty-Six Weeks Ended
 September 10, 1993 and September 11, 1992 (Unaudited)....................  F-22
Condensed Consolidated Balance Sheet at September 10, 1993 (Unaudited)....  F-24
Condensed Consolidated Statement of Cash Flows for the Thirty-Six Weeks
 Ended September 10, 1993 and September 11, 1992 (Unaudited)..............  F-25
Notes to Condensed Consolidated Financial Statements......................  F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF HOST MARRIOTT CORPORATION:

  We have audited the accompanying consolidated balance sheet of Host Marriott Corporation and subsidiaries (formerly Marriott Corporation) as of January 1, 1993 and January 3, 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Marriott Corporation and subsidiaries as of January 1, 1993 and January 3, 1992, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1993 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN & CO.

Washington, D.C.
March 10, 1993
(except with respect to the
matter discussed in the
"Special Dividend--Subsequent Event" note, as to which the date is December 23, 1993)

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                      FISCAL YEARS ENDED JANUARY 1, 1993,
                     JANUARY 3, 1992 AND DECEMBER 28, 1990

                                                    1992      1991      1990
                                                  --------  --------  --------
                                                     (IN MILLIONS, EXCEPT
                                                  PER COMMON SHARE AMOUNTS)
SALES
  Lodging
    Rooms........................................ $  2,843  $  2,699  $  2,374
    Food and beverage............................    1,190     1,194     1,146
   Other.........................................      518       486       422
                                                  --------  --------  --------
                                                     4,551     4,379     3,942
  Contract Services..............................    4,171     3,952     3,704
                                                  --------  --------  --------
                                                     8,722     8,331     7,646
                                                  --------  --------  --------
OPERATING COSTS AND EXPENSES
  Lodging
   Departmental direct costs
    Rooms........................................      676       628       554
    Food and beverage............................      917       915       870
   Other, including payments to hotel owners and,
    in 1990, net restructuring charges of $65
    million......................................    2,620     2,511     2,279
  Contract Services, including restructuring
   charges of $57 million in 1990................    4,013     3,799     3,590
                                                  --------  --------  --------
                                                     8,226     7,853     7,293
                                                  --------  --------  --------
OPERATING PROFIT
  Lodging........................................      338       325       239
  Contract Services..............................      158       153       114
                                                  --------  --------  --------
  Operating profit before corporate expenses and
   interest......................................      496       478       353
  Corporate expenses, including restructuring
   charges of $21 million in 1992 and $31 million
   in 1990.......................................     (129)     (111)     (137)
Interest expense.................................     (248)     (265)     (183)
Interest income..................................       31        43        47
                                                  --------  --------  --------
INCOME BEFORE INCOME TAXES.......................      150       145        80
Provision for income taxes.......................       65        63        33
                                                  --------  --------  --------
NET INCOME.......................................       85        82        47
Dividends on preferred stock.....................      (17)       (1)      --
                                                  --------  --------  --------
NET INCOME AVAILABLE FOR COMMON STOCK............ $     68  $     81  $     47
                                                  ========  ========  ========
EARNINGS PER COMMON SHARE........................ $    .64  $    .80  $    .46
                                                  ========  ========  ========

               See "Notes to Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                      JANUARY 1, 1993 AND JANUARY 3, 1992

                                                                 1992    1991
                                                                ------  ------
                                                                (IN MILLIONS)
                            ASSETS
Current Assets
  Cash and equivalents......................................... $  325  $  163
  Accounts receivable..........................................    606     527
  Inventories, at lower of average cost or market..............    316     244
  Other........................................................    249     221
                                                                ------  ------
                                                                 1,496   1,155
                                                                ------  ------
Property and Equipment.........................................  3,461   3,847
Investments in Affiliates......................................    445     457
Intangibles....................................................    452     477
Notes Receivable and Other.....................................    556     573
                                                                ------  ------
                                                                $6,410  $6,509
                                                                ======  ======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable............................................. $  710  $  706
  Accrued payroll and benefits.................................    331     313
  Other payables and accruals..................................    434     374
  Notes payable and capital leases.............................     21      52
                                                                ------  ------
                                                                 1,496   1,445
                                                                ------  ------
Long-Term Debt.................................................  2,732   2,979
Other Long-Term Liabilities....................................    401     350
Deferred Income................................................    183     232
Deferred Income Taxes..........................................    585     614
Convertible Subordinated Debt..................................    228     210
Shareholders' Equity
  Convertible preferred stock..................................    200     200
  Common stock, 105 million shares issued......................    105     105
  Additional paid-in capital...................................     34      35
  Retained earnings............................................    555     583
  Treasury stock, 4.2 million common shares and 9.5 million
   common shares, respectively, at cost........................   (109)   (244)
                                                                ------  ------
Total Shareholders' Equity.....................................    785     679
                                                                ------  ------
                                                                $6,410  $6,509
                                                                ======  ======

               See "Notes to Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

   FISCAL YEARS ENDED JANUARY 1, 1993, JANUARY 3, 1992 AND DECEMBER 28, 1990

                                                      1992     1991     1990
                                                     -------  -------  -------
                                                          (IN MILLIONS)
OPERATING ACTIVITIES
  Net income........................................ $    85  $    82  $    47
  Adjustments to reconcile to cash from operations:
    Depreciation and amortization...................     284      272      208
    Income taxes....................................     (28)      27       18
    Net restructuring charges.......................      21      --       153
    Proceeds from sales of timeshare notes receiv-
     able...........................................      41       83      --
    Amortization of deferred income.................     (19)     (38)     (50)
    Other...........................................       1        6       49
    Working capital changes:
      Accounts receivable...........................     (40)      88      (76)
      Inventories...................................     (16)      63      (22)
      Other current assets..........................     (14)      13       (5)
      Accounts payable and accruals.................     106      (47)      63
                                                     -------  -------  -------
  Cash from continuing operations...................     421      549      385
  Cash from (used in) discontinued operations.......     (11)       3      (10)
                                                     -------  -------  -------
  Cash from operations..............................     410      552      375
                                                     -------  -------  -------
INVESTING ACTIVITIES
  Proceeds from sales of assets.....................     484       84      990
    Less noncash proceeds...........................     (97)     --       (15)
                                                     -------  -------  -------
  Cash received from sales of assets................     387       84      975
  Capital expenditures..............................    (210)    (427)  (1,094)
  Acquisitions......................................     (47)     --      (118)
  Other.............................................     (82)    (126)    (129)
                                                     -------  -------  -------
  Cash from (used in) investing activities..........      48     (469)    (366)
                                                     -------  -------  -------
FINANCING ACTIVITIES
  Issuances of long-term and convertible subordi-
   nated debt.......................................     917      815    1,317
  Issuance of convertible preferred stock...........     --       195      --
  Issuances of common stock.........................       7        3       24
  Repayment of long-term debt.......................  (1,179)  (1,316)    (846)
  Purchases of treasury stock.......................     --       --      (294)
  Dividends paid....................................     (41)     (27)     (27)
                                                     -------  -------  -------
  Cash from (used in) financing activities..........    (296)    (330)     174
                                                     -------  -------  -------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS.........     162     (247)     183
CASH AND EQUIVALENTS, beginning of year.............     163      410      227
                                                     -------  -------  -------
CASH AND EQUIVALENTS, end of year................... $   325  $   163  $   410
                                                     =======  =======  =======

               SEE "NOTES TO CONSOLIDATED FINANCIAL STATEMENTS."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

   FISCAL YEARS ENDED JANUARY 1, 1993, JANUARY 3, 1992 AND DECEMBER 28, 1990

    COMMON                                CONVERTIBLE        ADDITIONAL
    SHARES                                 PREFERRED  COMMON  PAID-IN   RETAINED TREASURY
  OUTSTANDING                                STOCK    STOCK   CAPITAL   EARNINGS  STOCK
- ------------------------------------------------------------------------------------------
 (IN MILLIONS)                                             (IN MILLIONS)
     102.8     Balance, December 29,
                1989...................      $--       $125     $78      $1,059   $(634)
       --      Net income..............       --        --      --           47     --
       1.2     Common stock issued for
                employee stock purchase
                and stock option plans.       --        --       (3)        --       35
       --      Cash dividends on common
                stock ($.28 per share).       --        --      --          (27)    --
        .3     Deferred stock
                compensation...........       --        --       (5)        --        8
       --      Foreign currency
                translation
                adjustments............       --        --        5         --      --
     (10.7)    Purchases of treasury
                stock..................       --        --      --          --     (281)
       --      Retirement of treasury
                stock..................       --        (20)     (6)       (551)    577
- ------------------------------------------------------------------------------------------
      93.6     Balance, December 28,
                1990...................       --        105      69         528    (295)
       --      Net income..............       --        --       --          82     --
       --      Issuance of convertible
                preferred stock........       200       --       (5)        --      --
       1.5     Common stock issued for
                employee stock purchase
                and stock option plans.       --        --      (22)        --       40
       --      Cash dividends ($.28 per
                share).................       --        --      --          (27)    --
        .4     Deferred stock
                compensation...........       --        --       (2)        --       11
       --      Foreign currency
                translation
                adjustments............       --        --       (5)        --      --
- ------------------------------------------------------------------------------------------
      95.5     Balance, January 3,
                1992...................       200       105      35         583    (244)
       --      Net income..............       --        --      --           85     --
       5.0     Common stock issued for
                employee stock
                purchase, stock option,
                and profit sharing
                plans..................       --        --       (1)        (68)    127
       --      Cash dividends on common
                stock ($.28 per share).       --        --      --          (28)    --
       --      Cash dividends on
                convertible preferred
                stock ($4.125 per
                share).................       --        --      --          (17)    --
        .3     Deferred stock
                compensation...........       --        --        2         --        8
       --      Foreign currency
                translation
                adjustments............       --        --       (2)        --      --
- ------------------------------------------------------------------------------------------
     100.8     Balance, January 1,
                1993...................      $200      $105     $34      $  555   $(109)
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------

               See "Notes to Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of Host Marriott Corporation (previously, Marriott Corporation) and its subsidiaries and controlled affiliates (collectively, "the Company"). Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence are accounted for using the equity method. The Company's equity in net losses of these affiliates is included in corporate expenses. All material intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform with the 1992 presentation.

 Fiscal Year

  The Company's fiscal year ends on the Friday nearest to December 31 for U.S. operations and on November 30 for most non-U.S. operations. Fiscal 1992 and 1990, which ended January 1, 1993 and December 28, 1990, respectively, include 52 weeks. Fiscal 1991, which ended January 3, 1992, includes 53 weeks.

 Managed Hotel Operations

  The Company operates 365 hotels under long-term management agreements whereby payments to owners are based primarily on hotel profits. Working capital and operating results of managed hotels operated with the Company's employees are consolidated because the operating responsibilities associated with such hotels are substantially the same as those for owned and leased hotels. The consolidated financial statements include the following amounts related to managed hotels: current assets and current liabilities of $246 million at January 1, 1993, $269 million at January 3, 1992, and $282 million at December 28, 1990; sales of $2,896 million in 1992, $2,809 million in 1991, and $2,752 million in 1990; and operating expenses, including payments to owners, of $2,721 million in 1992, $2,616 million in 1991, and $2,553 million in 1990.

 International Operations

  The consolidated statement of income includes the following amounts related to non-U.S. subsidiaries and affiliates: sales of $355 million in 1992, $329 million in 1991, and $317 million in 1990; and income before income taxes of $24 million in 1992, and $26 million in both 1991 and 1990.

 Pre-Opening Costs

  Costs of an operating nature incurred prior to opening of lodging and senior living service properties are deferred and amortized over three years.

 Profit Sharing Plans

  The Company contributes to profit sharing and other defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. Company contributions are determined annually by the Board of Directors, and totaled $25 million for 1992, $24 million for 1991, and $27 million for 1990.

 Self-Insurance Programs

  The Company is self-insured for certain levels of general liability, workers' compensation and employee medical coverage. Estimated costs of these self-insurance programs are accrued at present values of projected settlements for known and anticipated claims.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

 Earnings Per Common Share

  Earnings per common share is computed on a fully diluted basis by dividing net income available for common stock by the weighted average number of outstanding common and common equivalent shares, plus other potentially dilutive securities, aggregating 106.5 million in 1992, 101.5 million in 1991, and 101.7 million in 1990.

 Cash and Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Postretirement and Postemployment Benefits

  The Company provides medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. The Company's adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" during 1992 did not have any material effect.

  The Company is also required to adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," no later than its fiscal year ending December 30, 1994. Application of this statement will not have any material effect.

SPECIAL DIVIDEND

  In October 1992, the Board of Directors of Marriott Corporation approved, subject to approval of final terms and conditions and shareholder ratification, the distribution to holders of Marriott Corporation common stock (on a share-for-share basis) of all outstanding shares of common stock of an existing wholly-owned subsidiary, Marriott International, Inc. ("Marriott International") (the "Distribution"). Under the proposed plan (the "Plan"), Marriott International will become a publicly traded company that will include Marriott Corporation's lodging management, franchising and resort timesharing operations, senior living service operations, and institutional food service and facilities management businesses. The Company will retain Marriott Corporation's airport and tollroad food, beverage and merchandise concession operations, as well as most of its real estate properties. Additionally, the Company or its subsidiaries will continue to act as general partner in Marriott Corporation's lodging partnerships.

  The Distribution is conditioned upon, among other things: declaration of the special dividend by the Company's Board of Directors; ratification of the Distribution by a majority of the Company shareholders; and receipt of an affirmative ruling from the Internal Revenue Service that the Distribution will be tax-free. It is expected that the Distribution will be made in the second half of 1993, once these conditions are met.

  The Company may borrow (i) up to $600 million from Marriott International under a revolving line of credit available through December 1999, at which time any outstanding balance will convert to a term loan due December 31, 2001 ("Credit Agreement") and (ii) up to $125 million to finance approximately 60% of the construction and development cost of the Philadelphia Marriott Hotel under a first mortgage loan due 12 years after completion of construction. If the proposed exchange offer is effected, the line of credit will be $630 million and final maturity will be 2008. In addition, Marriott International will assume 90% of the LYONs debt obligations and will guarantee the Company's performance to certain lenders and other third parties under certain Company guarantees and other obligations. Fundings by Marriott International pursuant to such guarantees will constitute loans to the Company.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  A number of holders of the Company's senior notes instituted legal proceedings alleging, among other things, that (i) the Distribution, if effected, would violate the terms of the Indenture under which senior notes were issued, (ii) federal securities laws (and similar state laws) had been violated in connection with the sale by the Company of certain series of its senior notes, (iii) the Distribution, if effected, would be a fraudulent conveyance as to creditors of the Company, and (iv) the Distribution, if effected, would constitute a breach of fiduciary duty and a breach of implied covenants of good faith and fair dealing allegedly owed by the Company to the holders of the Company's senior notes. All but one of these cases has been consolidated for all purposes in the United States District Court for the District of Maryland. The other case has been stayed pending resolution of the cases in that court. The Company believes these suits to be without merit and that the ultimate outcome will not have a material effect on the Company's financial position or results of operations.

  The Company has reached agreements in principle--to modify certain terms of its planned special dividend--with representatives of institutions holding approximately $400 million of its senior notes, and with representatives of the plaintiffs who have instituted class action litigation on behalf of noteholders. Under the terms of the agreements, the Company will make an exchange offer ("Exchange Offer") prior to the distribution under which holders of certain series of the notes in the principal amount of approximately $1.5 billion will have the right to exchange their notes for a combination of (i) cash and/or Marriott International obligations, (ii) Company stock and (iii) new senior notes to be issued by a new subsidiary of the Company. Interest rates on the exchange bonds would be 100 basis points higher and maturities on most of the bonds would be extended by approximately four years, beyond 1998. Participants in the exchange offer would be required to release any claims and abandon any litigation related to the special dividend.

  The agreement in principle with class action plaintiffs includes a settlement for the benefit of certain persons who sold senior notes of the Company after October 5, 1992, the date on which the planned Distribution was publicly announced, and therefore are not in a position to participate in the Exchange Offer. The Company has agreed to make available for distribution to this class of plaintiffs warrants to purchase up to 7.7 million shares of the Company's common stock, exercisable for five years, at $8.00 per share during the first three years and $10.00 per share during the last two years.

  Marriott has not reached an agreement with several other institutions that have filed suit against the Company and are said to represent about $120 million of its senior notes.

  The Distribution is not conditioned upon the consummation of the Exchange Offer, and the Board of Directors' intention is to proceed with the Distribution whether or not the Exchange Offer is consummated. If the Exchange Offer is consummated, Marriott Corporation will make certain structural modifications to the composition of the Company and Marriott International and to the terms of certain arrangements relating to the Distribution. The Exchange Offer will be made only by means of a prospectus contained in a registration statement to be filed with the Securities and Exchange Commission (or under an exemption from registration). Certain anticipated terms and conditions of the Exchange Offer are described in further detail in the Exchange Offer and Restructuring section of this Prospectus. The following condensed pro forma financial information does not reflect the Exchange Offer.

  The following condensed unaudited pro forma income statement data of Marriott International and the Company is presented as if the Distribution had occurred at the beginning of each period shown and the unaudited pro forma balance sheet data is presented as if the Distribution had occurred at the end of the applicable years shown. This pro forma data has been presented for informational purposes only. It does not purport to be indicative of the results which may occur in the future.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                        MARRIOTT INTERNATIONAL  HOST MARRIOTT
                                        ----------------------- --------------
                                           1992        1991      1992    1991
                                        ----------- ----------- ------  ------
                                                    (IN MILLIONS)
Sales..................................      $7,787      $7,427 $1,209  $1,137
Operating profit before corporate ex-
 penses and interest...................         330         328    153     136
Net income (loss)......................         137         139    (43)    (65)
Total assets...........................       2,787       2,597  3,922   4,153
Long-term debt (including LYONs).......         583         570  2,590   2,811
Shareholders' equity...................         524         521    261     158

 Subsequent Event

  On October 8, 1993, Marriott Corporation distributed, through a special dividend, to holders of Marriott Corporation's common stock, 116,444,561 outstanding shares of common stock of Marriott International, Inc., and closed on the Exchange Offer. The Internal Revenue Service has ruled the Distribution tax free. Also on October 8, 1993, Marriott Corporation changed its name to Host Marriott Corporation (the "Company"). The Company retained Marriott Corporation's airport and tollroad food, beverage and merchandise concession operations, as well as most of its real estate properties. Additionally, Host Marriott or its subsidiaries continue as general partner in most of Marriott Corporation's lodging partnerships. Marriott International became a publicly traded company that includes Marriott Corporation's former lodging management, franchising and resort timesharing operations, senior living service operations, and institutional food service and facilities management businesses. As a result, the assets, liabilities and businesses of the Company have changed substantially. Accordingly, the accompanying financial statements and related disclosures do not reflect the financial condition and results of operations of the Company as it exists subsequent to the Distribution Date. See "Pro Forma Financial Data" included elsewhere in this registration statement for the adjustments required to reflect the effect of the Distribution and Exchange Offer on the Company's financial statements and Notes 6 and 10 of Notes to Condensed Consolidated Financial Statements for discussion of conversion of Series A cumulative preferred stock into 10.6 million shares of common stock and the Exchange Offer, respectively.

PROPERTY AND EQUIPMENT

                                                                  1992    1991
                                                                 ------  ------
                                                                 (IN MILLIONS)
Land and land improvements...................................... $  776  $  814
Buildings and leasehold improvements............................  2,550   2,488
Furniture and equipment.........................................    899     901
Construction in progress........................................    133     424
                                                                 ------  ------
                                                                  4,358   4,627
Less accumulated depreciation and amortization..................   (897)   (780)
                                                                 ------  ------
                                                                 $3,461  $3,847
                                                                 ======  ======

  Property and equipment is recorded at cost, including interest, rent and real estate taxes incurred during development and construction. Replacements and improvements are capitalized.

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term.

  Upon the sale of Courtyard hotels, Residence Inns or Fairfield Inns, the gains and losses with respect to individual properties are aggregated, with the net gain on the sale recognized as operating profit at the time of sale or deferred to the extent required by generally accepted accounting principles. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to the Company.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  The Company assesses impairment of its property and equipment based on whether it is probable that undiscounted future cash flows from such properties will be less than their net book value.

  Interest cost capitalized in connection with the Company's development and construction activities totaled $14 million in 1992, $55 million in 1991, and $141 million in 1990.

  Most hotels developed by the Company since the early 1980s were reported as Assets Held for Sale prior to 1992. In early 1992, the Company decided it was no longer appropriate to view sales of lodging properties, subject to operating agreements, as a primary means of long-term financing. Accordingly, the Company discontinued classification of these properties (with an aggregate carrying value of approximately $1,150 million at that time) as Assets Held for Sale. The Company determined the net realizable value of the Assets Held for Sale on a property-by-property basis in the case of full-service hotels, resorts and suites, and on an aggregate basis, by hotel brand, in the case of Courtyard hotels, Residence Inns and Fairfield Inns. On this basis, the carrying value of these properties was not in excess of their net realizable value based on estimated selling prices and, accordingly, no loss was recognized with respect thereto.

  With respect to the Courtyard hotels, Residence Inns and Fairfield Inns formerly classified as Assets Held for Sale, the Company did not accumulate data about estimated unrealized gains except to the extent necessary to determine that they exceeded estimated unrealized losses on an aggregate basis by hotel brand. The following table presents, for 1991, 1990 and 1989, the estimated aggregate unrealized losses on those individual properties within each such brand with a book value in excess of net realizable value (with parenthetical indication, first, of the number of such properties and, second, of the total number of properties within such brand classified as held for sale).

                                             ESTIMATED UNREALIZED LOSSES
                                     -------------------------------------------
                                          1991           1990          1989
                                     -------------- -------------- -------------
                                                    ($ MILLIONS)
Courtyard hotels.................... $23 (18 of 64) $19 (15 of 56) $12 (7 of 22)
Residence Inns...................... $17 (7 of 28)  $ 8 (4 of 15)  --
Fairfield Inns...................... $12 (10 of 30) $ 8 (7 of 23)  --

                                     ---            ---            ---
Total............................... $52            $35            $12
                                     ===            ===            ===

INVESTMENTS IN AFFILIATES

                                                        OWNERSHIP
                                                        INTERESTS  1992   1991
                                                        --------- ------ ------
                                                                  (IN MILLIONS)
Equity investments
  Times Square Hotel Company, owner of the New York
   Marriott Marquis hotel (foreclosure on 28.7%
   additional interest in process).....................      50%  $   62 $   58
  Other hotel partnerships which own 56 Marriott
   hotels, 120 Courtyard hotels, 40 Residence Inns and
   50 Fairfield Inns operated by the Company, including
   117 properties located on land leased from the
   Company as of January 1, 1993.......................   1%-50%      32     58
  Other................................................  20%-50%      57     52
Receivables, net of amounts due currently of $14
 million in 1992 and $9 million in 1991................              294    289
                                                                  ------ ------
                                                                  $  445 $  457
                                                                  ====== ======

  Hotel properties owned by affiliates generally were acquired from the Company in connection with limited partnership offerings. The Company or its subsidiaries typically serve as a general partner of the

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES partnerships and operate the hotels under long-term agreements. Proceeds from sales of hotels to affiliates totaled $498 million in 1990.

  In the 1992 fourth quarter, as a consequence of a partner's default of certain obligations, the Company recognized an in-substance foreclosure of the partner's 28.7% interest in the Times Square Hotel Company ("TSHCO"). TSHCO has not been consolidated because the Company expects its majority ownership to be temporary. TSHCO total assets and total liabilities of $470 million and $459 million, respectively, and sales and operating expenses (including noncash charges) of $131 million and $156 million, respectively, are included in the 1992 combined summarized affiliate financial data set forth below.

  The Company's equity in four affiliates exceeded its proportionate share of net assets by $51 million at January 1, 1993. This excess is being amortized over the estimated useful lives of the related assets.

  Receivables from affiliates are reported net of certain deferred income and reserves for uncollectible amounts of $197 million at January 1, 1993 and $178 million at January 3, 1992. Receivables from affiliates at January 1, 1993 included a $155 million mortgage note at 9% which amortizes through 2003, and net debt service and other advances totaling $19 million which are generally secured by subordinated liens on the properties. The Company has committed to advance additional amounts to affiliates, if necessary, to cover certain debt service requirements and has accrued $21 million in connection therewith. Such commitments are limited, in the aggregate, to an additional $328 million at January 1, 1993. Amounts funded under these commitments totaled $22 million in 1992, $26 million in 1991 and $27 million in 1990.

  The Company's pretax income from affiliates includes the following:

                                                               1992  1991  1990
                                                               ----  ----  ----
                                                               (IN MILLIONS)
   Management fees, net of direct costs....................... $ 82  $ 81  $ 76
   Ground rental income.......................................   19    18    17
   Interest income............................................   16    19    21
   Equity in net losses.......................................  (24)  (21)  (16)
                                                               ----  ----  ----
                                                               $ 93  $ 97  $ 98
                                                               ====  ====  ====

  Combined summarized balance sheet information for the Company's affiliates follows:

                                                                   1992   1991
                                                                  ------ ------
                                                                  (IN MILLIONS)
   Current assets................................................ $  204 $  158
   Noncurrent assets.............................................  4,589  4,842
   Current liabilities...........................................  1,464    445
   Long-term debt, principally mortgages.........................  3,162  4,233
   Other long-term liabilities...................................    694    565

  Combined summarized operating results reported by these affiliates follow:

                                                      1992     1991     1990
                                                     -------  -------  -------
                                                          (IN MILLIONS)
   Sales............................................ $ 1,900  $ 1,855  $ 1,801
   Operating expenses, including depreciation and
    other noncash charges of $347 million in 1992
    and 1991, and $344 million in 1990..............  (2,082)  (2,076)  (2,053)
                                                     -------  -------  -------
                                                     $  (182) $  (221) $  (252)
                                                     =======  =======  =======

  During 1990, the Company sold 50 Fairfield Inns and seven Marriott hotels to affiliates in which it owns equity interests of up to 11%, for an aggregate price of $461 million. Gains on the sales, aggregating $21 million, were deferred. The Company continues to operate these properties under long-term agreements.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

INTANGIBLE ASSETS

                                                                  1992    1991
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Marriott Management Services contracts....................... $  366  $  366
   Hotel management and franchise agreements....................    107     107
   Goodwill.....................................................    147     143
   Other........................................................     14      10
                                                                 ------  ------
                                                                    634     626
   Less accumulated amortization................................   (182)   (149)
                                                                 ------  ------
                                                                 $  452  $  477
                                                                 ======  ======

  Intangible assets primarily arose from purchase business combinations and are being amortized on a straight-line basis over periods of 10 to 40 years. Amortization expense totaled $33 million in 1992 and 1991, and $34 million in 1990.

DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                                   1992   1991
                                                                  ------ ------
                                                                  (IN MILLIONS)
   Accounts receivable
     Trade receivables........................................... $  543 $  478
     Other.......................................................     63     49
                                                                  ------ ------
                                                                  $  606 $  527
                                                                  ====== ======
   Other current assets
     Current deferred income taxes............................... $  159 $  157
     Other.......................................................     90     64
                                                                  ------ ------
                                                                  $  249 $  221
                                                                  ====== ======
   Other payables and accruals
     Casualty insurance.......................................... $   89 $   79
     Other.......................................................    345    295
                                                                  ------ ------
                                                                  $  434 $  374
                                                                  ====== ======

INCOME TAXES

  The provision for income taxes consists of:

                                                              1992  1991  1990
                                                              ----  ----  -----
                                                               (IN MILLIONS)
   Current--Federal.......................................... $ 39  $ (2) $ (18)
     State...................................................    3     8    (28)
     Foreign.................................................   20    10     16
                                                              ----  ----  -----
                                                                62    16    (30)
                                                              ----  ----  -----
   Deferred--Federal.........................................   (6)   38     33
     State...................................................   10     4     36
     Foreign.................................................   (1)    5     (6)
                                                              ----  ----  -----
                                                                 3    47     63
                                                              ----  ----  -----
                                                              $ 65  $ 63  $  33
                                                              ====  ====  =====

  No provision for U.S. income taxes has been made on the cumulative unremitted earnings of non-U.S. subsidiaries ($61 million as of January 1, 1993) because management considers these earnings to be permanently invested.

  Deferred income taxes result from timing differences in the recognition of income and expenses for financial and tax reporting purposes. Tax effects of these differences consist of the following:

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                                               1992  1991  1990
                                                               ----  ----  ----
                                                               (IN MILLIONS)
   Depreciation............................................... $(15) $ (3) $10
   Capitalized interest.......................................    2    13   15
   Partnership interests......................................   41    45   26
   Purchased tax lease benefits...............................   (4)   (2)   4
   Asset dispositions.........................................  (31)   38   10
   Capitalized operations.....................................  --     (3)  (7)
   Casualty claims............................................  (17)  (33)  (3)
   Employee benefit plans.....................................   (2)   (8)  (1)
   Restructuring costs........................................    1    16   (3)
   Other, net.................................................   28   (16)  12
                                                               ----  ----  ---
                                                               $  3  $ 47  $63
                                                               ====  ====  ===

  A reconciliation of the U.S. statutory tax rate to the Company's effective income tax rate follows:

                                                               1992  1991  1990
                                                               ----  ----  ----
   U.S. statutory tax rate.................................... 34.0% 34.0% 34.0%
   State income taxes, net of U.S. tax benefit................  6.4   5.7   7.6
   Goodwill amortization......................................  1.8   1.9   3.5
   Tax credits................................................ (2.3) (3.1) (5.7)
   Additional tax on foreign source income....................  --    2.2   --
   Other, net.................................................  3.4   2.7   1.9
                                                               ----  ----  ----
   Effective income tax rate.................................. 43.3% 43.4% 41.3%
                                                               ====  ====  ====

  Cash paid for income taxes, net of refunds received, was $93 million in 1992, $36 million in 1991, and $49 million in 1990 (including $34 million applicable to divested discontinued operations).

  The Company will adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of fiscal 1993. The standard will be implemented on a prospective basis and management anticipates that its application will increase shareholders' equity by approximately $30 million.

LEASES

                                                               CAPITAL OPERATING
   FISCAL YEAR                                                 LEASES   LEASES
   -----------                                                 ------- ---------
                                                                 (IN MILLIONS)
     1993.....................................................  $ 11    $  219
     1994.....................................................     9       209
     1995.....................................................     7       159
     1996.....................................................     5       148
     1997.....................................................     3       139
     Thereafter...............................................    22     1,890
                                                                ----    ------
     Total minimum lease payments.............................    57    $2,764
                                                                        ======
     Less amount representing interest........................   (20)
                                                                ----
     Present value of minimum lease payments..................  $ 37
                                                                ====

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  Certain of the leases included above relate to facilities used in the discontinued restaurant business. Most leases contain one or more renewal options, generally for five or 10-year periods. Future rentals on leases have not been reduced by aggregate minimum sublease rentals of $135 million payable to the Company under noncancelable subleases.

  The Company remains contingently liable on certain leases relating to divested properties. Such contingent liabilities aggregated $235 million at January 1, 1993. However, management considers the likelihood of any substantial funding related to these leases to be remote.

  Rent expense consists of:

                                                                  1992 1991 1990
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
   Minimum rentals on operating leases..........................  $195 $166 $157
   Additional rentals based on sales............................    88   80   79
   Payments to owners of managed and leased hotels based primar-
    ily on profits..............................................   607  596  583
                                                                  ---- ---- ----
                                                                  $890 $842 $819
                                                                  ==== ==== ====

LONG-TERM DEBT

                                                                 1992    1991
                                                                ------  ------
                                                                (IN MILLIONS)
   Secured notes, with an average rate of 8.3% at January 1,
    1993, maturing through 2010................................ $  485  $  527
   Unsecured debt
     Senior notes, with an average rate of 9.3% at January 1,
      1993, maturing through 2012
     Debentures, 9.4%, due 2007................................  1,618   1,323
     Revolving loans, with an average rate of 4.3% at January
      1, 1993, maturing through 1995...........................    250     250
     Other notes, with an average rate of 7.2% at January 1,
      1993, maturing through 2023..............................    175     676
   Capital lease obligations
                                                                   188     193
                                                                    37      62
                                                                ------  ------
                                                                 2,753   3,031
   Less current portion........................................    (21)    (52)
                                                                ------  ------
                                                                $2,732  $2,979
                                                                ======  ======

  At January 1, 1993, the Company had total revolving loan commitments of $682 million. Borrowings under these commitments bear interest at variable rates.

  The Company's loan agreements require the maintenance of certain financial ratios and minimum shareholders' equity, and also include, among others, limitations on additional indebtedness and the pledging of assets. At January 1, 1993, retained earnings of $285 million were unrestricted, and assets with a net book value of $827 million were pledged or mortgaged.

  At January 1, 1993, the Company was party to $627 million aggregate notional amount of interest rate exchange agreements. Under $600 million of these agreements, the Company collects interest at fixed rates (average rate of 7.8% at January 1, 1993), and pays interest based on specified floating interest rates (average rate of 3.7% at January 1, 1993) through 1997. Under $27 million of these agreements, the Company collects interest based on a specified floating interest rate (5.6% at January 1, 1993) and pays interest at a fixed rate (9.7%) through 1998.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

  Aggregate debt maturities, excluding capital lease obligations, are: 1993-- $15 million; 1994--$213 million; 1995--$588 million; 1996--$368 million; 1997--
$258 million; and $1,274 million thereafter. Senior note maturities in 1993 are classified as noncurrent based on availability of funds under the Company's revolving loan agreements maturing beyond one year.

  Cash paid for interest, net of amounts capitalized, was $209 million in 1992, $224 million in 1991, and $171 million in 1990.

CONVERTIBLE SUBORDINATED DEBT

  In June 1991, the Company issued $675 million (principal amount at maturity) of zero coupon convertible subordinated debt in the form of Liquid Yield Option Notes (LYONs) due 2006. Net proceeds from the LYONs issuance approximated $200 million. The LYONs are convertible into the Company's common stock at the rate of 13.277 shares per $1,000 maturity amount. The issuance price of the LYONs represents a yield to maturity of 8.25% per annum.

  At the option of the holder the Company may be required to purchase the LYONs in June 1996 and June 2001 for $445.56 (an aggregate of $301 million for all LYONs) and $667.51 (an aggregate of $451 million for all LYONs) per LYON, respectively. These redemption values represent the accreted values at those dates. In such event, the Company may purchase the LYONs for cash, common stock or any combination thereof. The LYONs are redeemable by the Company prior to June 1993 only if the closing price of the Company's common stock equals or exceeds $33.60 per share for at least 20 of 30 consecutive trading days ending not more than five trading days prior to the date of notice of redemption. Subject to the foregoing, the LYONs are redeemable for cash at any time at the option of the Company, at the issue price plus accrued original issue discount to the date of redemption.

SHAREHOLDERS' EQUITY

  Three hundred million shares of common stock, with a par value of $1 per share, are authorized, of which 105.0 million were issued as of January 1, 1993 and January 3, 1992. One million shares of preferred stock, without par value, are authorized, of which four thousand (equivalent to four million depositary shares) were issued as of January 1, 1993.

  In December 1991, the Company issued four million non-voting depositary shares, each representing 1/1,000th share of 8.25% Series A cumulative convertible preferred stock (no par value) for net proceeds totaling $195 million. Each depositary share is convertible at any time at the option of the holder into approximately 2.87 shares of common stock. Dividends, if declared, are payable quarterly, commencing on April 15, 1992. Beginning on January 15, 1996, the Series A preferred stock is redeemable, in whole or in part, at the Company's option, at $52.48 per depositary share, declining ratably to $50 per depositary share in 2002, plus accrued and unpaid dividends to the redemption date.

  Additional paid-in capital at January 1, 1993 includes deferred compensation credits of $48 million and cumulative foreign currency translation charges of $5 million.

  During 1990, the Company retired 20.0 million shares of treasury stock having an average cost of $28.87 per share.

  In February 1989, the Board of Directors adopted a shareholder rights plan under which a dividend of one preferred stock purchase right was distributed for each outstanding share of the Company's common stock to shareholders of record on February 20, 1989. Each right entitles the holder to buy 1/1,000th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

$150 per share. The rights will be exercisable 10 days after a person or group acquires beneficial ownership of 20% or more of the Company's common stock, or begins a tender or exchange offer for 30% or more of the Company's common stock. Shares owned by a person or group on February 3, 1989 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are nonvoting and will expire on February 2, 1999, unless exercised or previously redeemed by the Company for $.01 each. If the Company is involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquirer having a value of twice the exercise price of the right.

EMPLOYEE STOCK PLANS

  Total shares of common stock reserved under employee stock plans at January 1, 1993 are (in millions):

     Employee stock option plan............................................ 16.9
     Deferred stock incentive plan.........................................  6.5
     Restricted stock plan.................................................  1.5
     Employee stock purchase plan..........................................  2.1
                                                                            ----
                                                                            27.0
                                                                            ====

  Under the terms of the employee stock option plan, options to purchase shares of common stock may be granted to officers and key employees at not less than fair market value on the date of grant. Options granted before May 11, 1990 expire 10 years after the date of grant and nonqualified options granted on or after May 11, 1990 expire up to 15 years after the date of grant. Most options are exercisable in cumulative installments of one-fourth at the end of each of the first four years. No charges to income are made for options granted under the employee stock option plan. Activity under the plan is summarized below:

                                                        NUMBER OF   OPTION PRICE
                                                         SHARES      PER SHARE
                                                      ------------- ------------
                                                      (IN MILLIONS)
   Balance at December 29, 1989......................      9.5         $ 5-39
     Granted.........................................      4.6           9-26
     Exercised.......................................      (.6)          5-32
     Canceled........................................      (.6)         15-37
                                                          ----
   Balance at December 28, 1990......................     12.9           7-93
     Granted.........................................      3.3             16
     Exercised.......................................      (.5)          7-20
     Canceled........................................     (1.2)          9-39
                                                          ----
   Balance at January 3, 1992........................     14.5           7-39
     Granted.........................................      3.2          15-19
     Exercised.......................................      (.8)          7-18
     Canceled........................................     (1.2)          8-37
                                                          ----
   Balance at January 1, 1993........................     15.7           8-39
                                                          ====
   Exercisable at January 1, 1993....................      7.5
                                                          ====

  Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. Deferred stock incentive plan shares granted in 1990 and prior years generally vest in annual installments commencing one year after the date of grant and continuing

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES until retirement. Employees also could elect to forfeit one-fourth of their deferred stock incentive plan award in exchange for accelerated vesting over a 10-year period. The Company accrues compensation expense for the fair market value of the shares on the date of grant, less estimated forfeitures. In 1992, 1991 and 1990, 671,000, 1,180,000 and 361,000 shares were granted, respectively, under this plan. At January 1, 1993, 760,000 shares were available for additional grants.

  Restricted stock plan shares are issued to officers and key employees and distributed over 10 years in annual installments, subject to certain prescribed conditions including continued employment. The Company recognizes compensation expense over the restriction period equal to the fair market value of the shares on the date of issuance. The Company issued 32,000, and 40,000 shares under this plan in 1992 and 1991, respectively, and canceled 59,000 shares in 1990.

  Under the terms of the employee stock purchase plan, eligible employees may purchase common stock through payroll deductions at the lower of market value at the beginning or end of the plan year.

BUSINESS RESTRUCTURING AND WRITEOFFS

  During 1992, the Company accrued pretax costs of $21 million related to the Plan (see "Special Dividend"). During 1990, the Company incurred pretax restructuring charges and writeoffs, net of $42 million of nonrecurring gains, aggregating $153 million associated principally with the: delay or cancellation of construction starts on most new lodging and senior living services projects; reduction of 1991 capital expenditures to less than $500 million; and, implementation of comprehensive reorganizations and downsizings within each business unit and at the corporate staff level.

DISPOSITIONS

  In February 1992, the Company sold 13 Courtyard hotels for $146 million in a sale/leaseback transaction. The Company also sold seven full-service hotels in 1992, for total proceeds of $200 million. Pretax gains on these full-service hotel sales of approximately $15 million were offset by adjustments to previously established reserves, resulting in no net gain or loss.

  In 1992 and 1991, the Company sold with recourse certain timeshare notes receivable taken by its vacation resorts division in connection with the sale of timesharing units. Net proceeds from these transactions totaled $34 million in 1992 and $73 million in 1991. At January 1, 1993 the unpaid balance of all timeshare notes sold with recourse was $93 million.

  During 1991, the Company sold four Courtyard hotels to the Marriott Corporation Employees' Profit Sharing, Retirement and Savings Plan and Trust for total proceeds of $33 million. The Company continues to operate these hotels under a long-term agreement.

  In December 1989, the Company announced a decision to sell its fast food and family restaurant operations. A pretax provision of $61 million was recorded at that time to reduce restaurant assets to net realizable value, and to provide for other costs related to the discontinuance of these businesses. In April 1990, the Company sold its Roy Rogers fast food restaurant division to Hardee's Food Systems, Inc. for $365 million in cash, plus the assumption of certain liabilities by the buyer. Sale proceeds were reported as a reduction of the Company's remaining investment in restaurant properties held for sale. The Company sold 203 family restaurants in 1992 and 138 in 1991 for total proceeds of $84 million and $52 million, respectively. The Company expects to sell many of the remaining 50 family restaurants in 1993.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair values of noncurrent financial assets and liabilities and other financial instruments are shown below. The fair values of current assets and current liabilities are assumed to be equal to their reported carrying amounts.

                                                      AS OF JANUARY 1, 1993
                                                      -------------------------
                                                         CARRYING     FAIR
                                                          AMOUNT     VALUE
                                                      -------------- ----------
                                                      (IN MILLIONS)
   NONCURRENT FINANCIAL ASSETS
   Long-term receivables from affiliates.............     $      263 $      185
   Notes receivable and other........................            316        423
   NONCURRENT FINANCIAL LIABILITIES
   Long-term debt....................................          2,701      2,628
   Convertible subordinated debt.....................            228        226
   OTHER FINANCIAL INSTRUMENTS
   Affiliate debt service commitments................            328         44
   Interest rate swap agreements.....................            627         24

  Receivables from affiliates, notes and other financial assets are valued based on the expected future cash flows discounted at risk adjusted rates. Valuations for secured long-term debt are determined based on the expected future payments discounted at risk adjusted rates. The fair value of revolving loans and other notes are assumed to be equal to their carrying value. Long-term senior notes and convertible subordinated debt are valued based on quoted market prices.

  The fair value of affiliate debt service commitments is based on the expected future payments discounted at risk adjusted rates. A value was not assigned to commitments with no expected fundings. The carrying amount represents the Company's remaining unfunded commitments at January 1, 1993.

  The fair value of interest rate swap agreements is based on the estimated amount the Company would receive to terminate the swap agreements. The carrying amount represents the aggregate notional amount of the agreements at January 1, 1993.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

BUSINESS SEGMENTS

                                                         1992    1991    1990
                                                        ------- ------- -------
                                                             (IN MILLIONS)
   Identifiable assets
     Lodging........................................... $ 3,600 $ 3,952 $ 4,234
     Contract Services.................................   1,886   1,839   1,819
     Corporate.........................................     880     592     797
                                                        ------- ------- -------
                                                          6,366   6,383   6,850
     Discontinued operations...........................      44     126     184
                                                        ------- ------- -------
                                                        $ 6,410 $ 6,509 $ 7,034
                                                        ======= ======= =======
   Capital expenditures
     Lodging........................................... $    86 $   256 $   804
     Contract Services.................................     118     159     231
     Corporate.........................................       4       7      45
                                                        ------- ------- -------
                                                            208     422   1,080
     Discontinued operations...........................       2       5      14
                                                        ------- ------- -------
                                                        $   210 $   427 $ 1,094
   Depreciation and amortization
     Lodging...........................................     131 $   130 $    75
     Contract Services.................................     139     125     119
     Corporate.........................................      14      17      14
                                                        ------- ------- -------
                                                        $   284 $   272 $   208
                                                        ======= ======= =======

  The Company is a diversified hospitality company with continuing operations in two business segments. The Lodging segment includes Marriott hotels, resorts and suites, Courtyard hotels, Residence Inns, Fairfield Inns and vacation ownership resorts. The Contract Services segment consists of: food and facilities management services for clients in business, healthcare and education; food, beverage and merchandise operations at airports, on tollroads and at stadiums, arenas and other attractions; development and operation of retirement communities; and distribution of food and related products.

  The results of operations of the Company's business segments are reported in the consolidated statement of income. Segment operating expenses include selling, general and administrative expenses directly related to the operations of the businesses, aggregating $457 million in 1992 and 1991, and $394 million in 1990. Gains and losses resulting from the disposition of assets identified with each segment are included in segment operating profit.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

QUARTERLY FINANCIAL DATA
(unaudited, in millions, except per common share amounts)

                                                         1992
                                        ------------------------------------------
                                         FIRST   SECOND    THIRD   FOURTH   FISCAL
                                        QUARTER  QUARTER  QUARTER  QUARTER   YEAR
                                        -------  -------  -------  -------  ------
Sales.................................. $1,953   $2,036   $1,948   $2,785   $8,722
Operating profit before corporate ex-
 penses and interest...................     95      125      124      152      496
Net income.............................     11       29       26       19       85
Dividends on preferred stock...........     (4)      (4)      (4)      (5)     (17)
Net income available for common stock..      7       25       22       14       68
Fully diluted earnings per common
 share.................................    .07      .24      .21      .13      .64

                                                           1991
                                          --------------------------------------
                                           FIRST  SECOND   THIRD  FOURTH  FISCAL
                                          QUARTER QUARTER QUARTER QUARTER  YEAR
                                          ------- ------- ------- ------- ------
Sales...................................  $1,827  $1,940  $1,835  $2,729  $8,331
Operating profit before corporate ex-
 penses and interest....................      93     123     109     153     478
Net income..............................      10      27      18      27      82
Fully diluted earnings per common share.     .10     .27     .18     .25     .80

  The first three quarters consist of 12 weeks each. The fourth quarter includes 16 weeks in 1992 and 17 weeks in 1991.

  Fourth quarter 1992 results include pretax costs of $21 million related to the Company's plan to divide its present operations into two separate companies (see "Special Dividend" note to consolidated financial statements).

  The sum of the earnings per common share for the four quarters in 1992 differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                                       THIRTY-SIX WEEKS ENDED
                                                     ---------------------------
                                                     SEPTEMBER 10, SEPTEMBER 11,
                                                         1993          1992
                                                     ------------- -------------
                                                      (IN MILLIONS, EXCEPT PER
                                                        COMMON SHARE AMOUNTS)
SALES
  Lodging
   Rooms...........................................     $ 2,037       $ 2,004
   Food and beverage...............................         802           809
   Other...........................................         413           353
                                                        -------       -------
                                                          3,252         3,166
  Contract Services................................       3,011         2,771
                                                        -------       -------
                                                          6,263         5,937
                                                        -------       -------
OPERATING COSTS AND EXPENSES
  Lodging
   Departmental direct costs
    Rooms..........................................         492           474
    Food and beverage..............................         625           629
   Other operating expenses, including payments to
    hotel owners...................................       1,868         1,820
                                                        -------       -------
                                                          2,895         2,923
  Contract Services................................       2,985         2,670
                                                        -------       -------
                                                          5,880         5,593
                                                        -------       -------
OPERATING PROFIT
  Lodging..........................................         267           243
  Contract Services................................         116           101
                                                        -------       -------
   Operating profit before corporate expenses and
    interest.......................................         383           344
Corporate expenses.................................         (80)          (74)
Interest expense...................................        (166)         (171)
Interest income....................................          21            20
                                                        -------       -------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
 CHANGES IN ACCOUNTING PRINCIPLES..................         158           119
Provision for income taxes.........................          76            53
                                                        -------       -------

          See "Notes to Condensed Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF INCOME--(CONCLUDED)

                                  (UNAUDITED)

                                                       THIRTY-SIX WEEKS ENDED
                                                     ---------------------------
                                                     SEPTEMBER 10, SEPTEMBER 11,
                                                         1993          1992
                                                     ------------- -------------
                                                      (IN MILLIONS, EXCEPT PER
                                                        COMMON SHARE AMOUNTS)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
 ACCOUNTING PRINCIPLES.............................         82            66
Cumulative effect of a change in accounting for in-
 come taxes........................................         30           --
Cumulative effect of a change in accounting for as-
 sets held for sale (net of income taxes of $22
 million)..........................................        (32)          --
                                                         -----         -----
NET INCOME.........................................         80            66
Dividends on preferred stock.......................         12            12
                                                         -----         -----
NET INCOME AVAILABLE FOR COMMON STOCK..............      $  68         $  54
                                                         =====         =====
EARNINGS PER COMMON SHARE
  Income before cumulative effect of changes in ac-
   counting principles.............................      $ .65         $ .51
  Cumulative effect of a change in accounting for
   income taxes....................................        .27           --
  Cumulative effect of a change in accounting for
   assets held for sale (net of income taxes)......       (.29)          --
                                                         -----         -----
  Net income.......................................      $ .63         $ .51
                                                         =====         =====
CASH DIVIDENDS PER COMMON SHARE....................      $ .21         $ .21
                                                         =====         =====


          See "Notes to Condensed Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                                                  SEPTEMBER 10,
                                                                      1993
                                                                  -------------
                                                                  (IN MILLIONS)
                               ASSETS
   CURRENT ASSETS
     Cash and equivalents........................................    $   322
     Accounts receivable.........................................        612
     Other current assets........................................        499
                                                                     -------
                                                                       1,433
                                                                     -------
   PROPERTY AND EQUIPMENT........................................      4,412
     Accumulated depreciation....................................     (1,013)
                                                                     -------
                                                                       3,399
                                                                     -------
   INVESTMENTS IN AFFILIATES.....................................        463
   INTANGIBLES...................................................        442
   NOTES RECEIVABLE AND OTHER....................................        604
                                                                     -------
                                                                     $ 6,341
                                                                     -------
                LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable............................................    $   754
     Other current liabilities...................................        755
                                                                     -------
                                                                       1,509
                                                                     -------
   LONG-TERM DEBT................................................      2,614
   OTHER LONG-TERM LIABILITIES...................................        467
   DEFERRED INCOME...............................................        161
   DEFERRED INCOME TAXES.........................................        473
   CONVERTIBLE SUBORDINATED DEBT.................................        241
   SHAREHOLDERS' EQUITY
     Convertible preferred stock.................................        200
     Common stock................................................        105
     Additional paid-in capital..................................         41
     Retained earnings...........................................        581
     Treasury stock, 1.9 million common shares and 4.2 million
      common shares, respectively, at cost.......................        (51)
                                                                     -------
       Total Shareholders' Equity................................        876
                                                                     -------
                                                                     $ 6,341
                                                                     =======

          See "Notes to Condensed Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                                      THIRTY-SIX WEEKS ENDED
                                                    ---------------------------
                                                    SEPTEMBER 10, SEPTEMBER 11,
                                                        1993          1992
                                                    ------------- -------------
                                                           (IN MILLIONS)
OPERATING ACTIVITIES
Net income.........................................     $  80        $    66
Adjustments to reconcile to cash from operations:
  Depreciation and amortization....................       200            196
  Proceeds from sale of timeshare notes receivable.       --              41
  Cumulative effect of a change in accounting for
   income taxes....................................       (30)           --
  Cumulative effect of a change in accounting for
   assets held for sale............................        32            --
  Income taxes and other...........................        30            --
  Working capital changes..........................        77             72
                                                        -----        -------
Cash from operations...............................       389            375
                                                        -----        -------
INVESTING ACTIVITIES
Proceeds from sales of assets......................        44            429
  Less noncash proceeds............................        (3)           (89)
Cash received from sales of assets.................        41            340
Capital expenditures...............................      (184)          (152)
Other..............................................      (103)           (27)
                                                        -----        -------
Cash (used in) from investing activities...........      (246)           161
                                                        -----        -------
FINANCING ACTIVITIES
Issuances of long-term debt........................       159            885
Issuances of common stock..........................        10              3
Repayment of long-term debt........................      (281)        (1,016)
Dividends paid.....................................       (34)           (30)
                                                        -----        -------
Cash used in financing activities..................      (146)          (158)
                                                        -----        -------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS........     $  (3)       $   378
                                                        =====        =======

          See "Notes to Condensed Consolidated Financial Statements."

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

  1. Subsequent to the date of the accompanying condensed consolidated financial statements, on October 8, 1993 (the "Distribution Date"), Marriott Corporation distributed, through a special dividend (the "Distribution"), to holders of Marriott Corporation's common stock (on a share-for-share basis), 116,444,561 outstanding shares of common stock of an existing wholly-owned subsidiary, Marriott International, Inc. ("Marriott International"), resulting in the division of Marriott Corporation's present operations into two separate companies. The Internal Revenue Service has ruled the Distribution tax free. Also on the Distribution Date, Marriott Corporation changed its name to Host Marriott Corporation (the "Company"). The Company retained Marriott Corporation's airport and tollroad food, beverage and merchandise concession operations, as well as most of its real estate properties. Additionally, the Company or its subsidiaries continue as general partner in most of Marriott Corporation's lodging partnerships. Marriott International became a publicly traded company that includes Marriott Corporation's former lodging management, franchising and resort timesharing operations, senior living service operations, and institutional food service and facilities management businesses. As a result, the assets, liabilities and businesses of the Company have changed substantially. Accordingly, the financial disclosures herein do not reflect the financial condition and results of operations of the Company as it now exists. See "Pro Forma Financial Data" for pro forma information of the Company. As a result of the completion of the Distribution, the Company will expense approximately $13 million in the fourth quarter of 1993 related to costs of the transaction.

  2. The accompanying condensed consolidated financial statements of the Company have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. However, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus.

  In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of Host Marriott Corporation and subsidiaries as of September 10, 1993 and the results of operations for the thirty-six weeks ended September 10, 1993 and September 11, 1992, and cash flows for the thirty-six weeks ended September 10, 1993 and September 11, 1992. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. Additionally, the Distribution referred to in Note 1 has materially altered the constitution of the Company. Therefore, operations occurring after the Distribution Date will not be comparable to those prior to the Distribution Date.

  3. Earnings per common share is computed on a fully diluted basis by dividing net income available for common stock by the weighted average number of outstanding common and common equivalent shares, plus other potentially dilutive securities, aggregating 109.8 million and 105.3 million for the thirty-six weeks ended September 10, 1993 and September 11, 1992, respectively, the Company issued 1.8 million common shares to former holders of certain senior notes and debentures of the Company as part of the Exchange Consideration (see note 10, below). Additionally, subsequent to September 10, 1993 the Company issued 10.6 million common shares to former holders of the Company's preferred stock. Supplemental earnings per share, giving effect to these transactions as if they had occurred as of the first day of the period presented, was $0.67 and $0.57 for the thirty-six weeks ended September 10, 1993 and September 11, 1992, respectively. Weighted average shares outstanding for supplemental earnings per share were 122.3 million and 117.6 million for the thirty-six weeks ended September 10, 1993 and September 11, 1992, respectively. Supplemental earnings per share, giving effect to the transactions discussed above and the potential LYONs conversion (discussed in

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)
Note 11) as if they had occurred as of the first day of the period presented, was $0.68 and $0.59 for the thirty-six weeks ended September 10, 1993 and September 11, 1992, respectively. Weighted average shares outstanding, giving effect to the transactions discussed above and the potential LYONs conversions (discussed in Note 11) as if they had occurred as of the first day of the period presented, were 131.3 million and 126.6 million for the thirty-six weeks ended September 10, 1993 and September 11, 1992, respectively.

  4. The Company has minority interests in 37 affiliates, most of which own hotels operated by Marriott International or its subsidiaries under long-term agreements. The Company's equity in net losses of affiliates of $21 million and $17 million for the thirty-six weeks then ended September 10, 1993 and September 11, 1992 respectively, is included in corporate expenses.

  Combined summarized operating results reported by affiliates follow:

                                                      THIRTY-SIX WEEKS ENDED
                                                    ---------------------------
                                                    SEPTEMBER 10, SEPTEMBER 11,
                                                        1993          1992
                                                    ------------- -------------
                                                           (IN MILLIONS)
   Sales...........................................    $ 1,377       $ 1,325
   Operating expenses, including depreciation and
    other noncash charges of $227 million and $240
    million for the thirty-six week periods then
    ended September 10, 1993 and September 11,
    1992, respectively.............................     (1,478)       (1,473)
                                                       -------       -------
                                                       $  (101)      $  (148)
                                                       =======       =======

  5. Beginning in the second fiscal quarter of 1993, under a new accounting policy adopted by the Company, net realizable value of assets held for sale are determined on a property-by-property basis as to all lodging properties, whereas, formerly such determination was made on an aggregate basis, by hotel brand, as to Courtyard hotels, Fairfield Inns and Residence Inns. The after-tax cumulative effect of this change on years prior to 1993 of $32 million was recorded in the quarter ended June 18, 1993 and is reflected in the accompanying condensed consolidated statement of income for the thirty-six weeks ended September 10, 1993. The reduction in the annual depreciation charge as a result of this change has not had a material effect on 1993 results of operations.

  6. In September 1993, approximately 92% or 3,673,634 depositary shares representing the Company's 8.25% Series A cumulative convertible preferred stock (no par value) were converted into 10.6 million shares of Company common stock. As a result, holders of the common shares issued upon conversion participated in the Distribution. On October 1, 1993, the Company's Board of Directors adjusted the conversion rate of the Company's remaining 326,366 depositary shares to reflect the special dividend. Each depositary share is currently convertible at any time at the option of the holder into 19.16 shares of common stock of the Company.

  7. The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"), during the first quarter of 1993. Prior to such adoption, the Company deferred the past tax effects of timing differences between amounts recorded for financial reporting purposes and taxable income. SFAS 109 requires the recognition of deferred tax assets and liabilities equal to the expected future tax consequences of the temporary differences. The $30 million cumulative credit resulting from this change in accounting principle is included in the Company's condensed consolidated statement of income for the thirty-six weeks ended September 10, 1993. In the 1993 third quarter, as a result of recent tax legislation which increased the federal income tax rate retroactively to the beginning of fiscal year 1993, the Company increased the provision for income taxes by approximately $6 million as a result of non-cash income tax adjustments as required by SFAS 109.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)
  8. As described in "Risk Factors--Pending Litigation," the Company is involved in legal proceedings related to the Distribution. The Company believes that the ultimate outcome of these legal proceedings will not have a material effect on the financial position or results of operations of the Company.

  9. The Company is required to adopt Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," for fiscal years beginning after December 15, 1994, and Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," for fiscal years beginning after December 15, 1993. Management anticipates that application of these statements will not have a material effect on the Company's financial statements.

  10. The Company began exchange offers on July 19, 1993 for certain of its senior notes and debentures (the "Exchange Offer") with an aggregate principal amount of approximately $1.5 billion (the "Old Notes"). On October 8, 1993, the Exchange Offer closed, leaving approximately $283 million principal amount of the Old Notes outstanding, exclusive of (1) the Series F Senior Notes, (2) the remaining amount of notes which have been called for redemption and (3) the Series G Senior Notes which have been defeased.

  Under the Exchange Offer, holders of the Company's Series B, C, D, E, K, L and M senior notes and the Company's debentures received $950.74 principal amount of new notes (the "New Notes") of a wholly-owned indirect subsidiary of the Company, Host Marriott Hospitality, Inc. ("Hospitality") and $49.26 market value of Company common stock for each $1,000 principal amount held (collectively, the "Exchange Consideration").

  The coupon and maturity date for each series of New Notes was 100 basis points higher and four years later, respectively, than the series of existing notes for which it was exchanged (except the maturity of the New Notes exchanged for Series L Senior Notes, which was shortened by five years).

  The New Notes contain various new covenants and are secured by the stock of Hospitality and certain of its subsidiaries. All of Hospitality's material subsidiaries guarantee the New Notes. Hospitality's parent, HMH Holdings, Inc., also guarantees the New Notes, and is the borrower under a $630 million line of credit provided by Marriott International. See "Risk Factors--Substantial Leverage; Restrictive Covenants" for a more detailed discussion of restrictive covenants.

  As part of the Exchange Offer, the Company solicited consents for certain proposed amendments to the Indenture under which the Old Notes were issued, a waiver of any claims, rights or defaults under such Indenture, and a release and discharge of all legal or equitable claims or exchanging noteholders relating to the Distribution (collectively the "Consents and Releases"). It was a condition to participation of each holder in the Exchange Offer that such holder have delivered the Consents and Releases.

  Since the Company did not receive tenders representing more than 50 percent of the aggregate principal amount of the Series F Senior Notes, the Company elected to call for redemption on October 8, 1993, at par plus accrued interest, all of the Series F Senior Notes which where not tendered (approximately $51 million principal amount). Also, since the Company did not receive tenders representing more than 50 percent of the aggregate principal amount of the Series I Senior Notes as of October 8, 1993, the Company elected to modify the provisions of the Indentures governing, respectively, the Series I Senior Notes and the notes issued by Hospitality in connection with the Exchange Offer. These modifications of the two indentures secured the Series I Senior Notes equally and ratably with the New Notes issued in the Exchange. In addition, the Company defeased the Series G Senior Notes due February 1, 1994 ($100 million aggregate principal amount outstanding).

  The exchange will be treated as an extinguishment of debt and the Company will recognize an extraordinary pre-tax loss of approximately $9 million in the 1993 fourth quarter, equal to the difference between the carrying amount of the Company's Old Notes and the market value of the Exchange Consideration.

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                                  (UNAUDITED)

  11. In connection with the Distribution, the Company entered into an agreement with Marriott International pursuant to which Marriott International assumed 90% of the debt obligations evidenced by the Company's convertible subordinated Liquid Yield Option Notes due 2006 (the "LYONs") and caused the LYONs indenture (the "Indenture") to be amended to reflect such assumptions by Marriott International.

  On December 13, 1993, the Company and Marriott International jointly announced that they will redeem LYONs for $367.60 per $1,000 principal amount on January 25, 1994. The aggregate redemption price as of the redemption date of all LYONs outstanding on December 13, 1993 will be approximately $197 million, of which $177 million is payable by Marriott International. The Company's share of this LYONs obligation is $20 million. If the LYONs outstanding at September 10, 1993 are converted prior to January 25, 1994, shares outstanding for the Company as of September 10, 1993 will increase by approximately nine million.

                                    ANNEX A

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

  As a result of the Distribution, the assets, liabilities and businesses of the Company have changed substantially. Accordingly, the discussion and analysis set forth below are not reflective of the Company as it now exists. See "Management's Discussion and Analysis of Pro Forma Financial Data."

RESULTS OF OPERATIONS

 Thirty-Six Weeks Ended September 10, 1993 Compared to Thirty-Six Weeks Ended September 11, 1992

  Total sales increased 5% in 1993, primarily due to lodging unit growth, occupancy gains and increased timeshare sales, new food service and facilities management accounts, and expansion of management services to existing clients, the acquisition of the Dobbs airport concession operations in the 1992 fourth quarter and sales at new senior living services properties. Income before the cumulative effect of changes in accounting principles increased 24% in 1993.

  Net income in 1993 reflects (i) an after-tax charge of $32 million (29 cents per common share) resulting from a change in accounting for assets held for sale, (ii) an increase in non-cash income tax expense of $6 million as required by SFAS 109 to reflect the impact of recent tax legislation, partially offset by (iii) $30 million (27 cents per common share) credit resulting from the change in accounting for income taxes to comply with SFAS 109. Excluding these accounting changes and the impact of the income tax adjustments as well as lodging dispositions in both years, the Company posted 38% higher net income.

  Lodging operations reported sales growth of 3% in 1993, as comparable unit sales rose in all four of the Company's hotel brands. Operating profit rose 10%, including profit realized in connection with the disposition of the equity interest in an international hotel. Lodging operations benefited from the net addition of 70 hotels (9,300 rooms) since the beginning of 1992, including 22 hotels (3,500 rooms) during 1993, and higher occupancy for all four of the Company's lodging brands. Room sales grew by 2%. Food and beverage sales decreased 1%, primarily due to restaurant closings during non-peak hours at certain limited service units. The Company had 768 hotels, totaling approximately 171,000 rooms, at September 10, 1993, in the Marriott hotel system.

  Marriott Hotels, Resorts and Suites, the Company's full-service lodging product, posted an increase in occupancy for comparable units of more than three percentage points for 1993--to the upper 70s. Average room rates for 1993 were in line with year-earlier levels. Higher room sales and food and beverage sales reflected increased demand in the transient and group meeting segments.

  Courtyard, the Company's moderately priced lodging product, achieved increases in occupancy for comparable units of over two percentage points for 1993--to the mid-80s, aided by strong weekend business. Growth in average room rates exceeded inflation for 1993.

  Residence Inn, the Company's extended stay product, posted over three percentage points higher occupancy for comparable units for 1993--to the high 80s. Average room rates were up slightly while occupancy benefited from continuing emphasis on promoting weekend business.

  Fairfield Inn, the Company's economy lodging product, reported one percentage point higher occupancy for comparable units for 1993--to the upper 80s while average room rate growth exceeded inflation. Comparable unit sales were up solidly, reflecting strong response to a complimentary continental breakfast program rolled out across the system in the spring of 1993.

  Marriott Ownership Resorts, the Company's timeshare division, posted substantial increases in sales and operating profits in the 1993 third quarter, benefiting from strong sales at existing timesharing projects and the impact of new national marketing programs.

  Contract Services reported increases in operating profit of 15% for 1993 reflecting earnings growth for three of the four major businesses in the group. Sales grew by 9% year-to-date.

  Marriott Management Services posted slightly higher sales and strong overall profit growth in 1993. Results benefited from a profit increase in the health care product line due to growth in comparable units and new business. Results for other key product lines, including corporate services, higher education and school services, were slightly lower than the prior year.

  The Host/Travel Plazas division reported higher sales in 1993, while operating profits were down moderately. Sales benefited from the third quarter 1992 acquisition of the former Dobbs airport operations, but 1993 profit comparisons for airport food, beverage and merchandise operations were hurt by a decrease in U.S. enplanements and higher rent at one key airport. Airport traffic, which had been boosted by airline "fare wars" in 1992, continued to be affected by route cutbacks by major carriers in 1993. Increased sales for travel plazas business reflected completion of several units on a major tollroad, while operating profits were flat due to unit remodeling on one tollroad and reduced traffic on two other key tollroad systems.

  Marriott Senior Living Services reported substantially higher sales and profits in 1993. Results benefited from the maturing of three properties opened in 1992, including a condominium retirement community which continued to have strong sales in the first three quarters of 1993. Comparable occupancy increased nearly seven percentage points for the 1993 third quarter--to the low 90s.

  Marriott Distribution Services, which supplies food and related products to Company operations and external clients, posted increased sales and slightly higher operating profits in 1993. Sales benefited from the opening of two distribution centers since mid-1992 and the start of service to a large regional restaurant chain during the 1993 third quarter.

  Corporate expenses increased 8% over 1992, primarily due to reduced joint venture results. Interest expense decreased 3% from 1992, reflecting lower rates and lower average debt balances.

  The Company's effective tax rate increased to 48.1% compared to 44.5% in the comparable prior year period, primarily due to the 1993 third quarter income tax adjustments cited above.

 1992 Compared to 1991

  Net income totaled $85 million in 1992, compared to $82 million in 1991, on a 5% increase in sales. The Company's earnings per common share were $.64, down from $.80 in 1991. Comparisons of 1992 earnings to the preceding year were affected by several noncomparable items, including operating results and financing costs for recently opened lodging and senior living services properties, reduced gain amortization from earlier asset sales, lodging dispositions in both years, the issuance of preferred stock in late 1991, and approximately $21 million of costs related to the Distribution.

  Excluding the impact of these items, the Company's operating profit and net income increased by 11% and 56%, respectively, principally due to strong improvement in four of the Company's five lodging divisions and growth in its senior living services operations.

  Lodging sales and operating profit both increased 4% in 1992. Excluding the impact of the noncomparable items cited above, lodging profits were up 14% compared to the preceding year. Lodging sales growth was generated primarily by the net addition of 107 hotels (16,750 rooms) since the beginning of 1991, and higher occupancy rates. Average room rates across the Marriott system increased slightly. Food and beverage sales were flat with the prior year due to more rapid expansion of product lines with limited food service facilities, and the closing of certain low volume restaurants. At year-end 1992, the Company's lodging business encompassed 746 hotels with over 167,000 rooms, including the net addition of 48 hotels (5,800 rooms) during 1992.

  Marriott Hotels, Resorts and Suites, the full-service lodging division, posted increases in occupancy for comparable U.S. hotels of two percentage points for the 1992--to the mid-70s--while the average room rate was unchanged. Profits were flat excluding the impact of the aforementioned noncomparable items.

  Courtyard, the moderate price lodging product, posted strong increases in sales and profits for 1992. Occupancy for comparable units advanced nearly eight percentage points for 1992 to the upper 70s. Average room rates were slightly lower, reflecting the division's strategy of increasing occupancy and total revenues. Reduced administrative expenses also aided results.

  Residence Inn, the extended stay lodging product, reported solid sales and profit growth for 1992. Occupancy for comparable units increased nearly three percentage points--to the low 80s--as business travel and weekend leisure business improved from 1991 levels. Average room rates were slightly higher.

  Fairfield Inn, the economy lodging product, generated higher sales and profits for 1992 on occupancy growth of more than three percentage points--to the upper 70s--for comparable units. Average room rate growth matched inflation.

  Marriott Ownership Resorts, the timeshare division, posted higher sales and profits in 1992 due to increased sales at existing timesharing properties, the addition of two new properties, and greater cost efficiencies in marketing and product development.

  Contract Services reported increases in sales and operating profit of 6% and 3% respectively, compared to 1991, largely due to significant growth for Marriott Senior Living Services, although all four divisions in the group reported higher sales.

  Marriott Management Services, benefited from increased profits in its health care, higher education and school services division. Overall results increased only modestly due to the offsetting effect of losses at a west coast laundry facility and lower profits for Canadian operations.

  Host/Travel Plazas results were helped by operating efficiencies, and the increased travel resulting from low summer airfares, the September 1992 acquisition of the Dobbs airport concessions, and improved performance in stadiums and arenas. However, lower profits reflected reduced results on several major tollroads served by the Company, and at merchandise operations in Las Vegas and Atlantic City.

  Marriott Senior Living Services reported strong sales and profit increases in 1992, aided by the sale of condominium units at a new retirement community in the Washington, D.C. area, and the maturing of units opened in prior years. Occupancy for comparable units increased by more than nine percentage points to nearly 90 percent.

  Marriott Distribution Services had higher sales in 1992. Profits were slightly lower due to costs associated with new distribution center openings, and reduced volume at certain distribution centers resulting from the Company's disposition of its family restaurant division.

  Corporate expenses increased 16% in 1992 due to $21 million of costs associated with the planned special dividend. Corporate expenses decreased 3% in 1992 excluding these costs, following a 19% decline in the preceding year. After a major administrative downsizing program conducted in 1990-91, the Company eliminated additional administrative staff positions in 1992.

  Interest expense declined 6% in 1992 due to lower average borrowings as well as lower interest rates, which were partially offset by reduced interest capitalization. Interest income was down 28% primarily as a result of lower temporary cash investments. The Company's effective tax rate was 43.3% in 1992 compared to 43.4% in the preceding year.

  During 1992, the Company sold thirteen Courtyard hotels for $146 million in a sale/leaseback transaction. The Company also sold seven full service hotels in 1992 for total proceeds of $200 million. Pre-tax gains on these full-service hotel sales of approximately $15 million were offset by adjustments to previously established reserves, resulting in no net gain or loss. Most of the reserve adjustment was a valuation allowance, related to the in-substance foreclosure of a 28.7% interest in the Times Square Hotel Company, equal to the difference between the estimated fair value of the in-substance foreclosed ownership interest and carrying the amount of the receivable.

 1991 Compared to 1990

  Income from continuing operations increased 74% to $82 million in 1991 compared to $47 million in 1990. The Company's earnings per share from continuing operations was $.80 in 1991, up from $.46 in 1990. Reported results reflected the impact of several noncomparable items, including: operating results and financing costs for recently opened hotels and other assets held for sale in both years; lower deferred gain amortization in 1991; and writeoffs and reserves in 1990 primarily related to overhead cost reductions and the cancellation of new unit development. Excluding these noncomparable items in both years, operating profit was down 3% in 1991 and net income decreased 10%.

  Lodging operations reported an 11% sales gain and 36% higher operating profit in fiscal 1991. Excluding the noncomparable items, sales increased 4% and profits were flat. Rooms sales increased 14% from the prior year, benefiting from the net addition of 159 hotels (27,000 rooms) since the beginning of 1990. Food and beverage sales increased at the lower rate of 4% for 1991, primarily due to more rapid expansion of product lines with limited food service facilities. Despite industry overcapacity in many U.S. markets, and the impact of the recession and the Gulf war, sales and occupancy for comparable units increased in three of the Company's four major lodging product lines. Operating margins declined slightly in 1991 primarily due to lower average room rates. Overall, lodging room rates declined about 2%. At year-end 1991, the Company's lodging business encompassed 698 properties with over 161,000 rooms, including the net addition of 59 hotels during 1991.

  Marriott Hotels, Resorts and Suites reported 1991 occupancy rates for comparable units in the mid-70s, down one percentage point from 1990, while room rates declined approximately 2%. Courtyard, the Company's moderate price lodging product, posted occupancy rates for comparable units in the low 70s-- nearly one percentage point higher than 1990 levels--while room rates declined less than 1%. Residence Inn, the extended stay product, reported a gain of more than one percentage point in occupancy, remaining in the upper 70s--while room rates declined nearly 2%. Fairfield Inn, Marriott's economy lodging product, reported an operating profit in 1991, compared to a loss for the prior year. Occupancy for comparable Fairfield Inns rose more than five percentage points-- to the upper 70s--while room rates declined approximately 3%.

  Marriott Ownership Resorts posted a 44% increase in sales and a 32% increase in profits due to the successful roll-out of several new timesharing resorts.

  Contract Services reported 7% higher sales and 34% higher operating profit for 1991. Excluding the impact of restructuring charges and writeoffs in 1990, operating profit declined 8%. Operating margin percentages declined due to start-up losses associated with the new stadiums and arenas operations and a new centralized laundry facility on the West Coast.

  Marriott Management Services' sales and profits increased, benefiting from solid gains in its health care and school food service operations and reduced administrative costs. Profits for higher education operations were slightly below the 1990 levels, while corporate services profits were hurt by the recession. Profits for facilities management declined primarily due to lower results for laundry operations.

  Sales for Host/Travel Plazas were up slightly, but profits declined because of lower U.S. airline enplanements and highway travel due to the recession and the Gulf war. Results also were affected by start-up losses for the new stadiums and arenas operations.

  Marriott Senior Living Services reported a solid sales increase and posted its first profitable year, helped by strong gains at several Company-developed retirement communities. Comparable occupancy for the Company's retirement communities rose by more than six percentage points, into the mid-80s.

  Corporate expenses decreased 19% in 1991, reflecting savings from downsizing most administrative functions during the past two years. Staffing has been reduced by approximately 17% since the beginning of 1990. Interest expense increased 45% in 1991 due to financing costs for recently opened lodging properties and other assets held for sale, which exceeded the impact of lower interest rates. Interest income declined 9%, largely due to collection of affiliate notes receivable. The Company's effective income tax rate increased to 43.4% in 1991, compared to 41.3% in 1990, primarily due to higher foreign taxes.

 1990 Compared to 1989

  Income from continuing operations declined to $47 million in 1990 compared to $181 million in 1989. The Company's earnings per share from continuing operations was $.46 in 1990, down from $1.62 in 1989. Excluding noncomparable items (primarily divestitures, restructuring write-offs and reserves in both years, and 1990 start-up losses for new hotels) income from continuing operations declined 7%. Comparisons of operating results between the two years are affected by the following items:

  . In 1990 the Company recorded pretax restructuring charges and writeoffs of $153 million, net of $42 million of previously deferred hotel disposition gains. The 1990 charges principally related to reductions in new unit development for lodging and senior living services, and implementation of overhead cost reduction programs throughout the Company. Restructuring charges of $256 million (pretax) associated with continuing operations were recognized in 1989.

  . Delays in the Company's asset disposition program due to difficult market conditions in 1990 resulted in the recognition of start-up losses for many new hotels. By contrast, the Company generated pretax gains of $34 million on hotel development and related activities in 1989.

  . The Company's airline catering business was divested in December 1989 and its fast food division was sold in April 1990. Fiscal 1989 results of continuing operations include an after-tax gain of $136 million related to the airline catering divestiture, and discontinued operations include an after-tax $39 million charge related to the Company's decision to exit the fast food and family restaurant businesses.

  Lodging operations reported a 9% sales gain and 4% higher operating profit in fiscal 1990, excluding the noncomparable items discussed above. Room sales increased 13% from the prior year, benefiting from the addition of over 16,000 rooms added during the year. Food and beverage sales for the Lodging segment increased at the lower rate of 6% for 1990, primarily due to more rapid expansion of product lines with limited food service facilities.

  Lodging results reflected the addition of 100 properties during 1990. Despite weak industry conditions, all four major product lines--Marriott Hotels, Resorts and Suites; Courtyard hotels; Residence Inn; and Fairfield Inn--posted sales gains for comparable units in 1990. Average room rates for comparable units across the Marriott lodging system advanced nearly in line with inflation, while occupancy was down less than 1%, remaining in the mid-70s. At year-end 1990, the Company's lodging group encompassed 639 properties with over 150,000 rooms.

  Marriott Hotels, Resorts and Suites reported 1990 occupancy rates for comparable hotels in the mid-70s, down less than one percentage point from the prior year. Increased group business was offset by a decline in transient business due to the recession and the Middle East situation.

  Courtyard hotels, the Company's moderate price product line, posted a comparable unit occupancy increase of over one percentage point, remaining in the low 70s. Residence Inn, the extended stay product, experienced a decline of about two percentage points in occupancy for comparable units, which remained in the upper 70s.

  Fairfield Inn, Marriott's economy lodging product line, posted a reduced operating loss from the year-earlier level as it achieved greater national distribution. Occupancy for comparable Fairfield Inn units was up slightly, remaining in the mid-70s, and increases in average room rates were well ahead of inflation.

  Marriott Ownership Resorts reported higher sales, but profits declined due to marketing and start-up costs for new timeshare developments.

  Net lodging restructuring charges and writeoffs, totaling $65 million (pretax) in 1990, reflected costs associated with management's decisions to delay construction starts on most new lodging units and cancel certain development projects, and to implement comprehensive reorganizations and administrative staff downsizings within each business unit.

  Contract Services reported a 19% sales gain and 15% higher operating profit for fiscal 1990, excluding noncomparable items. Operating margins declined due to 1990 restructuring charges in excess of those recorded in 1989 and lower profits for Host/Travel Plaza operations as a result of declines in air and highway travel.

  Marriott Management Services sales increases reflected strong new account growth, including acquisitions, and expansion of services to existing clients. Excluding noncomparable items, solid sales and profit growth was experienced in all five major segments of the division--business, healthcare, higher education, schools, and facilities management.

  Sales increased in airport and travel plaza operations, but profits were down slightly due to reduced operating margins. Senior living services posted strong sales gains, and start-up losses narrowed in 1990 as a result of profit contributions from the initial retirement communities developed by the Company.

  Contract Services restructuring charges and writeoffs, totaling $57 million (pretax) in 1990, included costs related to management's decisions to delay or cancel most new senior living service units and several Host development projects, and to reorganize and downsize division organizations. Restructuring charges and writeoffs also included a $14 million pretax, special charge recorded in the third quarter by the Marriott Management Services division.

  Corporate expenses rose 5% in 1990, excluding restructuring charges in both years and the impact of the Corporate headquarters building sale/leaseback in mid-1989. Corporate restructuring charges, totaling $31 million (pretax) in 1990, primarily related to decisions to reorganize and downsize various corporate staff functions. Corporate staffing levels were trimmed by nearly 15%.

  Interest expense was 1% lower in 1990 as financing costs associated with new units placed in service and share repurchases were offset by the impact of business divestitures, property sales and lower interest rates. The Company sold nearly $1 billion of assets in 1990. Interest income declined 15% largely due to tax refund interest earned in 1989 and interest income on cash balances maintained in 1989 for tax purposes. The Company's effective income tax rate increased to 41.3%, compared to 39.3% in 1989, due to the effect of goodwill amortization and other nondeductible items on lower pretax income.

 Special Dividend and Exchange Offer

  In October 1992, the Board of Directors of the Company approved, subject to approval of final terms and conditions and shareholder ratification, the distribution to holders of Common Stock (on a share-for-share basis) of all outstanding shares of common stock of an existing wholly-owned subsidiary, Marriott

International, Inc. ("Marriott International") (the "Distribution"). Subsequent to the Distribution on October 8, 1993, the Company changed its name to Host Marriott Corporation ("Host Marriott"). Host Marriott retained Marriott Corporation's airport and tollroad food, beverage and merchandise concession operations, as well as most of its real estate properties. Additionally, Host Marriott retained a major portion of Marriott Corporation's long-term debt obligations, and it or its subsidiaries continue to act as general partner in Marriott Corporation's lodging partnerships. As part of the Distribution, Marriott International became a publicly traded company that includes substantially all of lodging management, franchising and resort timesharing operations, senior living service operations, and institutional food service and facilities management businesses.

  The Company began exchange offers and consent solicitation (the "Exchange Offer") on July 19, 1993, pursuant to which holders of its senior notes (the "Old Notes") in aggregate principal amount of approximately $1.5 billion were offered the right to exchange Old Notes for a combination of (i) cash, (ii) Common Stock and (iii) new notes issued by Host Marriott Hospitality, Inc. ("Hospitality"), an indirect wholly-owned subsidiary of the Company. The purpose of the Exchange Offer was to (i) extend the maturities of its outstanding debt and (ii) resolve the objections of, and settle litigation and potential litigation with, holders of Old Notes relating to the Distribution.

  As described in the Notes to Condensed Consolidated Financial Statements, on October 8, 1993, the Exchange Offers closed.

  As a result of the Distribution, the Company is substantially more leveraged than it was prior to the Distribution. However, the Company believes that financial resources for ongoing operations as well as funds available under a $630 million line of credit from Marriott International will be sufficient to enable it to meet its debt service needs and finance its capital expenditures.

  Since the transaction is completed, Marriott International will have operations in 50 states and 19 foreign countries, and approximately 172,000 employees. Host Marriott will have operations or properties in 43 states and six countries, with approximately 23,000 employees. The Special Dividend footnote to the consolidated financial statements and the Notes to Condensed Consolidated Financial Statements contain additional data related to the Distribution.

 Sources and Uses of Capital

  The Company has funded its capital requirements with a combination of cash flow from operations, proceeds from sales of hotels and other properties, and debt and equity financing.

  Cash from operations. Cash from operations is significantly greater than net income due to depreciation, deferred taxes and other items. As expected, cash from continuing operations decreased $128 million in 1992, primarily due to higher income tax payments, lower sales of timeshare notes and reduced cash flow from working capital. Income tax payments were higher in 1992 due to settlement of certain prior year tax liabilities. The Company has provided financing for qualified purchasers of timeshare intervals, and periodically packaged and sold the buyers' notes to financial institutions. Lower operating working capital was a significant source of cash for the Company in 1991, and additional reductions were achieved in 1992.

  Cash from operations increased to $389 million in the first three quarters of 1993 compared to $375 million in 1992, primarily due to higher pretax income in 1993 partially offset by proceeds from the sale of timeshare notes receivable and lower cash taxes in 1992.

  Lodging properties formerly held for sale. Historically, the Company developed and sold lodging frequently to syndicated limited partnerships, while continuing to operate the properties under long-term agreements. Those agreements provided the Company with specified percentages of sales and operating profits as compensation for operating the properties for the owners.

  Most lodging properties developed by the Company since the early 1980s were reported as assets held for sale prior to 1992. The Company used this classification because the sale of newly-developed lodging properties, subject to long-term operating agreements, was a principal method of financing the Company's lodging property development during this period. Sales of such properties also enabled the Company to transfer the risks of real estate ownership. Most of these properties were in the Company's Courtyard, Fairfield Inn and Residence Inn brands, and were sold in large groups with a balanced geographical mix of properties of the same brand.

  In 1990, deterioration in the real estate and financing markets slowed the Company's property disposition program. While the Company continued to explore possibilities for sales of properties to syndicated partnerships, both domestically and internationally, the scarcity of real property debt financing made such sales difficult. Nevertheless, the Company completed $600 million of lodging property sales, including the sale of six full service hotels and 50 Fairfield Inns to affiliated partnerships. In 1990, the Company also discontinued virtually all of its lodging property development, thus limiting its future financing needs and providing it with flexibility to hold its lodging properties until market conditions improved. At the end of 1990, the Company's assets held for sale included one full service hotel, 56 Courtyard hotels, 15 Residence Inns and 23 Fairfield Inns, nearly all of which had opened in 1989 and 1990.

  In 1991, persistent weak conditions in the hotel industry and in the real estate and capital markets continued to hamper the Company's efforts to sell lodging properties. Because such properties generated solid cash flow for the Company, the Company was unwilling to sacrifice value to expedite sales transactions. For this reason, the Company increased its focus on other sources of financing, including senior and subordinated debt and preferred stock, and decreased its efforts to sell properties. The only sale of lodging properties by the Company in 1991 was of four Courtyard hotels to the Company's profit sharing plan. The Company also negotiated a sale/leaseback of an additional 13 Courtyard hotels (for $146 million), which closed in the first quarter of 1992. At the end of 1991, the Company's assets held for sale included one full service hotel, 64 Courtyard hotels, 28 Residence Inns and 30 Fairfield Inns, consisting of unsold properties held since year-end 1990 and units which opened during 1991.

  In April 1992, as a result of continuing unfavorable conditions in the real estate markets and the fact that during 1991 and 1992 the Company had completed $925 million in long-term corporate debt and equity financings (thus eliminating the need to raise capital through sales of properties), the Company decided it was no longer appropriate to view sales of lodging properties, subject to operating agreements, as a primary means of long-term financing. Accordingly, the Company discontinued classification of these properties (consisting of one full service hotel, 51 Courtyard hotels, 28 Residence Inns and 30 Fairfield Inns, with an aggregate carrying value of approximately $1,150 million at that time) as assets held for sale. In addition to the Courtyard sale/leaseback transaction noted above, the Company sold seven full-service hotels to other chains in 1992, for total proceeds of $200 million, in two separate transactions negotiated in the first quarter of 1992.

  During the period the Company classified lodging properties as assets held for sale, it determined the net realizable value of such assets on a property-by-property basis in the case of full-service hotels, resorts and suites, and on an aggregate basis, by brand, in the case of its limited service (i.e., Courtyard, Fairfield Inn and Residence Inn) lodging properties. On this basis, carrying value of these properties was not in excess of their net realizable value based on estimated selling prices, although, as a result of the deteriorating market conditions referenced above, certain individual properties within a limited service brand had carrying values in excess of their estimated selling prices. The "Property and Equipment" note to the consolidated financial statements included herein provides data as to the estimated unrealized losses of certain properties within each brand which had a book value in excess of net realizable value (determined based on estimated selling prices). In certain cases, these unrealized losses related to properties constructed during 1990 and 1991 where total development and construction costs exceeded net realizable value. Following the reclassification of these properties, the Company assesses impairment of its owned real estate properties based on whether it is probable that undiscounted future cash flows from such properties will be less than their net book value.

  Beginning in the second fiscal quarter of 1993, under a new accounting policy adopted by the Company, net realizable value of assets held for sale are determined on a property-by-property basis as to all lodging properties, whereas formerly such determination was made on an aggregate basis by hotel brand as to Courtyard hotels, Fairfield Inns and Residence Inns. The after-tax cumulative effect of this change on years prior to 1993 of $32 million was recorded in the quarter ended June 18, 1993 and is reflected in the accompanying condensed consolidated statement of income for the thirty-six weeks ended September 10, 1993. The reduction in the annual depreciation charge as a result of this change did not have a material effect on 1993 results of operations.

  Capital expenditures and acquisitions. The Company's 1992 capital expenditures and acquisitions were reduced to $257 million, compared to $427 million in 1991 and over $1.2 billion in 1990. The 1992 outlays largely represented refurbishments of existing properties and completion of construction on new lodging and senior living services projects started prior to 1991. Capital expenditures of approximately $350 million are planned for 1993, including construction costs for three hotels and two Senior Living Services properties.

  The Company acquired Dobbs House concessions at 19 airports in September 1992 for approximately $47 million. The acquired units are contributing to earnings and cash flows in their first full year of operations.

  Capital expenditures increased to $184 million in the first three quarters of 1993, compared to $152 million in 1992. The 1993 outlays were primarily for refurbishment of existing properties, and construction of two full-service hotels, two retirement communities and several units on two major tollroads. Proceeds from sales of assets totaled $44 million in the first three quarters of 1993, compared to $429 million in 1992. Asset dispositions during the first three quarters of 1992 included the sale of 13 Courtyard hotels for $146 million in a sale/leaseback transaction, 149 family restaurants for total proceeds of $74 million and seven full-service hotels for total proceeds of $200 million.

  The Company continues to renovate its properties to maintain their competitive position. Such renovation outlays totaled $163 million in 1992, including $123 million financed by hotel owners.

  Partnership Activities. The Company serves as the managing general partner of numerous limited partnerships which own hotels. Debt of the hotel limited partnerships is typically secured by first mortgages on the properties and generally is nonrecourse to the partners. However, the Company has committed to advance amounts to affiliates, if necessary, to cover certain future debt service requirements. Such commitments were limited, in the aggregate, to $296 million at October 8, 1993.

  Other investing activities of $103 million for the first three quarters of 1993 included $20 million invested in a joint venture which acquired the 339-room Duna Hotel in Budapest, Hungary, and $32 million in net advances for certain hotel joint ventures. Other investing activities in the first three quarters of 1992 also included $18 million in fundings for certain hotel joint ventures.

  Divestitures. The Company disposes of businesses that no longer meet its financial return or growth objectives. In 1989, the Company divested its airline catering business for over $500 million. In 1990, the Company sold its fast food restaurant division for more than $365 million. In 1991, 138 family restaurants were sold for total proceeds of approximately $52 million. The Company sold an additional 203 family restaurants for total proceeds of $84 million in 1992 and expects to sell many of its remaining 50 family restaurants by year-end 1993.

  Debt financing. The Company utilizes both fixed and variable rate debt to minimize interest costs and provide flexibility while protecting against the impact of short-term interest rate fluctuations. During 1992 the Company issued $200 million of Series L senior notes due in 2012 and $200 million of Series M senior notes due in 2002. Proceeds from these transactions primarily were used to repay other senior notes and revolving bank debt, which declined from $676 million at year-end 1991 to $175 million at January 1, 1993. Fixed rate debt was 65% of total debt at January 1, 1993 (compared to 64% at January 3, 1992), after consideration of interest rate exchange agreements.

  Cash flow coverage of interest (defined as operating cash flow before interest expense, income taxes, proceeds from sales of timeshare notes and changes in working capital; divided by total interest, including amounts capitalized) was 2.6 times for 1992 and 2.0 times for 1991, and substantially exceeded the requirements of the Company's lenders.

 Liquidity

  The Company believes it has adequate financial resources to support ongoing operations, meet debt service requirements and finance its capital expenditure program. In addition, the Company structured the Distribution to provide each of the separate companies with sufficient financial resources to meet their business objectives:

  . Marriott International will have strong operating cash flows from its lodging, food and facilities management operations. This cash flow is expected to exceed the annual capital needed for its management and franchise programs by a comfortable margin.

  . Host Marriott Corporation will have substantial cash flows both from its portfolio of recently-developed real estate, and its airport and tollroads concession business. The real estate owned is largely unencumbered, and can be sold or mortgaged to meet capital needs going forward. In addition, Marriott International will provide Host Marriott with a $630 million revolving line of credit to provide financial flexibility and a $125 million mortgage loan to finance up to 60% of the construction and development costs of the Philadelphia Convention Center Marriott Hotel, scheduled for completion in January 1995.

 Financial Position

  Working Capital. The Company's ratio of current assets to current liabilities increased to 1.0 at January 1, 1993, compared to .80 at year-end 1991, primarily due to higher temporary cash investments, and new inventories of retirement condominiums and resort timeshares pending sale at year end 1992.

  In 1991, the Company generated over $117 million of cash through an aggressive working capital reduction program which included tightened credit policies, intensified receivable collection efforts and lower inventory levels. The program was continued in 1992, however, as expected, accounts receivable, inventories and other current assets increased due to business growth. The 1992 working capital cash flow of $36 million was primarily due to a low level of payables at year end 1991, due in part, to the 53 week fiscal year.

  Working capital and operating results of managed hotels operated with the Company's employees are consolidated because the operating responsibilities associated with such hotels are substantially the same as those for owned hotels. The consolidated financial statements include the following amounts related to managed hotels: current assets and current liabilities of $246 million at January 1, 1993, $269 million at January 3, 1992, and $282 million at December 28, 1990; sales of $2,896 million in 1992, $2,809 million in 1991 and $2,752 million in 1990; and operating expenses, including payments to owners, of $2,721 million in 1992, $2,616 million in 1991 and $2,553 million in 1990.

  Property and Equipment. Property and equipment, net of depreciation, declined by $386 million in 1992, reflecting the sale of 20 lodging properties during the year, depreciation expense, and a lower level of new unit construction for the Company's lodging and senior living services businesses.

  Debt. Long-term debt, including convertible subordinated debt, decreased $229 million in 1992 primarily due to repayment of the Company's revolving bank debt from cash generated from operations and asset sales, which significantly exceeded capital expenditures, and from the issuance of $400 million of long-term senior notes. The Company repaid $501 million of revolving bank debt and also prepaid $100 million of senior notes during 1992.

  In the first three quarters of 1993, the Company repaid its 8 3/4% Series H Senior Notes ($100 million) and its 9 1/8% Series J Senior Notes ($150 million). In 1992, the Company issued $200 million of 10% Series L Senior Notes due May 2012 and $200 million of 9 1/2% Series M Senior Notes due May 2002. Proceeds from the 1992 issuances were used primarily to repay other indebtedness, including $100 million of 11 1/8% Series A Senior Notes.

  In response to the Company's announcement of the Distribution, the Company's senior notes have been downgraded below investment grade by two debt ratings agencies, Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P"). Moody's currently rates the Old Notes at B2 and the New Notes at B1, while S&P currently rates the Old Notes at B and the New Notes at BB-.

  The Company's loan agreements require the maintenance of certain financial ratios and minimum shareholders' equity, and also include, among others, limitations on additional indebtedness and the pledging of assets. At January 1, 1993, retained earnings of $285 million were unrestricted, and assets with a net book value of $827 million were pledged or mortgaged. At the present time, the Company expects it will remain in compliance with all debt covenants.

  Shareholders' Equity. Shareholders' equity increased by $106 million in 1992 primarily as a result of earnings reinvested in the business and the issuance of common stock under various employee plans.

  Shareholders' equity increased $91 million in the first three quarters of 1993, principally due to earnings retained in the business and common stock issuances under employee plans.

  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of fiscal 1993. The standard was implemented on a prospective basis. Its application increased shareholders' equity by approximately $30 million.

  Deferred income taxes decreased $112 million in the first three quarters of 1993, primarily due to the impact of implementing SFAS 109 and certain reclassifications.

 Inflation

  The rate of inflation has been moderate in recent years and, accordingly, has not had a significant impact on the Company's businesses.

                 --------------------------------------------

                            BRAND AFFILIATIONS*

* The Company's properties are operated under the brands "Marriott Hotels, Resorts and Suites," "Courtyard by Marriott," "Residence Inn" and "Fairfield Inn" pursuant to management agreements with Marriott International, Inc. These brand names, and the logos reproduced above, are registered trademarks of Marriott International, Inc.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITA-TION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDIC-TION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE AN IMPLI-CATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO ITS DATE.

                               ----------------
                               TABLE OF CONTENTS

                                                                           PAGE
Prospectus Summary........................................................   4
Risk Factors..............................................................   9
The Company...............................................................  12
Use of Proceeds...........................................................  13
Dividend Policy...........................................................  13
Pro Forma Capitalization..................................................  14
Pro Forma Financial Data..................................................  15
Management's Discussion and Analysis of Pro Forma Financial Data..........  21
Selected Historical Financial Data........................................  23
Business and Properties...................................................  24
Legal Proceedings.........................................................  28
The Distribution..........................................................  29
The Exchange Offer and Restructuring......................................  29
Financing.................................................................  31
Relationship Between the Company and Marriott International...............  33
Management................................................................  40
Certain Transactions......................................................  48
Ownership of Company Securities...........................................  49
Description of Capital Stock..............................................  50
Price Range of the Common Stock and Dividends.............................  55
Purposes and Antitakeover Effects of
 Certain Provisions of the Company
 Certificate and Bylaws and the Marriott International Purchase Right.....  55
Certain United States Federal Tax Consequences To Non-United States Hold-
 ers of Common Stock......................................................  61
Underwriting..............................................................  63
Legal Matters.............................................................  65
Experts...................................................................  66
Index to Financial Statements............................................. F-1
Management's Discussion and Analysis of Results of Operations and Finan-
 cial Condition........................................................... A-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               17,500,000 SHARES

                                    [LOGO]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MONTGOMERY SECURITIES

                        SMITH BARNEY SHEARSON INC.

                           BT SECURITIES CORPORATION




                                JANUARY  , 1994

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

               SUBJECT TO COMPLETION, DATED JANUARY 4, 1994.

PROSPECTUS JANUARY  , 1994

                               17,500,000 SHARES

                                 (LOGO TO COME)

                                  COMMON STOCK

  Of the 17,500,000 shares of Common Stock offered by the Company, 3,500,000 shares are being offered for sale outside the United States and Canada by the International Managers (the "International Offering") and 14,000,000 shares are being offered for sale in the United States and Canada in a concurrent offering by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

  The Common Stock of the Company is traded on the New York Stock Exchange and on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange under the symbol "HMT". On January 3, 1994, the last reported sale price of the Common Stock, as reported on the New York Stock Exchange Composite Tape, was $9 per share. See "Price Range of the Common Stock and Dividends."

  SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- ---------------------------------------------------------------------------------
                                                PRICE   UNDERWRITING   PROCEEDS
                                                TO THE DISCOUNTS AND    TO THE
                                                PUBLIC COMMISSIONS(1) COMPANY(2)
- ---------------------------------------------------------------------------------
Per Share......................................   $          $            $
Total (3)......................................  $          $            $
- ---------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company estimated at $   .

(3) The Company has granted to the Underwriters options to purchase up to 2,625,000 additional shares of Common Stock, on the same terms and conditions as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the
    Company will be $   , $    and $   , respectively. See "Underwriting."

  The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made in New York, New
York on or about      , 1994.

DONALDSON, LUFKIN & JENRETTE
    SECURITIES CORPORATION
            MONTGOMERY SECURITIES

                        SMITH BARNEY SHEARSON INC.

                                            BANKERS TRUST INTERNATIONAL PLC

                                [ALTERNATE]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAK-ING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------
                               TABLE OF CONTENTS

                                                                           PAGE
Prospectus Summary........................................................   4
Risk Factors..............................................................   9
The Company...............................................................  12
Use of Proceeds...........................................................  13
Dividend Policy...........................................................  13
Pro Forma Capitalization..................................................  14
Pro Forma Financial Data..................................................  15
Management's Discussion and Analysis of Pro Forma Financial Data..........  21
Selected Historical Financial Data........................................  23
Business and Properties...................................................  24
Legal Proceedings.........................................................  28
The Distribution..........................................................  29
The Exchange Offer and Restructuring......................................  29
Financing.................................................................  31
Relationship Between the Company and Marriott International...............  33
Management................................................................  40
Certain Transactions......................................................  48
Ownership of Company Securities...........................................  49
Description of Capital Stock..............................................  50
Price Range of the Common Stock and Dividends.............................  55
Purposes and Antitakeover Effects of
 Certain Provisions of the Company
 Certificate and Bylaws and the Marriott International Purchase Right.....  55
Certain United States Federal Tax Consequences To Non-United States Hold-
 ers of Common Stock......................................................  61
Underwriting..............................................................  63
Legal Matters.............................................................  65
Experts...................................................................  66
Index to Financial Statements............................................. F-1
Management's Discussion and Analysis of Results of Operations and Finan-
 cial Condition........................................................... A-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               17,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------


                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MONTGOMERY SECURITIES

                        SMITH BARNEY SHEARSON INC.

                      BANKERS TRUST INTERNATIONAL PLC




                                JANUARY  , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is an itemized statement of all expenses in connection with the issuance and distribution of the securities registered hereby. The information is subject to future contingencies.

   Registration Fee.................................................... $58,988
   NASD Fees........................................................... $17,607
   Blue Sky Fees and Expenses.......................................... $15,000
   Stock Exchange Fees................................................. $     *
   Legal Fees.......................................................... $     *
   Accounting Fees..................................................... $     *
   Printing............................................................ $     *
   Miscellaneous....................................................... $     *
                                                                        -------
                                                                        $     *
                                                                        =======

  --------
  * To be filed by amendment

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Article Eleventh and Article Sixteenth of the Company's Certificate and
Section 7.7 of the Company Bylaws limit the personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty. These provisions of the Company Certificate and Company Bylaws are collectively referred to herein as the "Director Liability and Indemnification Provisions." The Company Certificate and the Company Bylaws are included as exhibits to the Registration Statement on Form S-1 of which this Prospectus is a part.

  The Director Liability and Indemnification Provisions define and clarify the rights of certain individuals, including Company directors and officers, to indemnification by the Company in the event of personal liability or expenses incurred by them as a result of certain litigation against them. Such provisions are consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their articles or certificates of incorporation a provision limiting or eliminating directors' liability for monetary damages and with other existing Delaware General Corporation Law provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the Director Liability and Indemnification Provisions may not affect claims arising under the federal securities laws.

  In performing their duties, directors of a Delaware corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its shareholders. Decisions made on that basis are protected by the so-called "business judgment rule." The business judgment rule is designed to protect directors from personal liability to the corporation or its shareholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve, as a financial backstop in the event of such expenses or unforeseen liability. The Delaware legislature has recognized that adequate insurance and indemnity provisions are often a condition of an individual's willingness to serve as director of a Delaware corporation. The Delaware General Corporation Law has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

  Recent changes in the market for directors and officers liability insurance have resulted in the unavailability for directors and officers of many corporations of any meaningful liability insurance coverage. Insurance carriers have in certain cases declined to renew existing directors and officers liability policies, or have increased premiums to such an extent that the cost of obtaining such insurance becomes prohibitive. Moreover, current policies often exclude coverage for areas where the service of qualified independent directors is most needed. For example, many policies do not cover liabilities or expenses arising from directors' and officers' activities in response to attempts to take over a corporation. Such limitations on the scope of insurance coverage, along with high deductibles and low limits of liability, have undermined meaningful directors and officers liability insurance coverage.

  The unavailability of meaningful directors and officers liability insurance is attributable to a number of factors, many of which are affecting the liability insurance industry generally, including granting of unprecedented damages awards and reduced investment income on insurance company investments.

  According to published sources, the inability of corporations to provide meaningful directors and officers liability insurance has had a damaging effect on the ability of public corporations to recruit and retain corporate directors. Although the Company has not directly experienced this problem, the Company believes it is necessary to take every possible step to ensure that it will be able to attract the best possible officers and directors.

  Set forth below is a description of the Director Liability and Indemnification Provisions. Such description is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and the Company Bylaws.

  Elimination of Liability in Certain Circumstances. Article Sixteenth of the Company Certificate protects directors against monetary damages for breaches of their fiduciary duty of care, except as set forth below. Under the Delaware General Corporation Law, absent such limitation of liability provisions as are provided in Article Sixteenth, directors could generally be held liable for gross negligence for decisions made in the performance of their duty of care but not for simple negligence. Article Sixteenth eliminates liability of directors for negligence in the performance of their duties, including gross negligence. In a context not involving a decision by the directors (i.e., a suit alleging loss to the Company due to the directors' inattention to a particular matter) a simple negligence standard might apply. Directors remain liable for breaches of their duty of loyalty to the Company and its shareholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Article Sixteenth does not eliminate director liability under Section 174 of the Delaware General Corporation Law, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

  While the Director Liability and Indemnification Provisions provide directors with protection from awards of monetary damages for breaches of the duty of care, they do not eliminate the directors' duty of care. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care. The provisions of Article Sixteenth, which eliminates liability as described above, will apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and will not apply to officers of the Company who are not directors. The elimination of liability of directors for monetary damages in the circumstances described above may deter persons from bringing third-party or derivative actions against directors to the extent such actions seek monetary damages.

  Indemnification and Insurance. Under Section 145 of the Delaware General Corporation Law, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of the derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

  Section 7.7 of the Company Bylaws provides that the Company shall indemnify any person to whom, and to the extent, indemnification may be granted pursuant to Section 145 of the Delaware General Corporation Law.

  Article Eleventh of the Company Certificate provides that a person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he is or was a director, officer or employee of the Company will be indemnified by the Company against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him, except in such cases where the director, officer or employee is adjudged guilty of willful misconduct or malfeasance in the performance of his duties. Article Eleventh also provides that the right of indemnification shall be in addition to and not exclusive of all other rights to which such director, officer or employee may be entitled.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

     EXHIBIT NO.                          DESCRIPTION
     -----------                          -----------
     **1.        Form of Underwriting Agreement between the Company and the
                  Representatives of the Underwriters.
      2.(i)      Memorandum of Understanding between Marriott Corporation and
                  Certain Bondholders dated as of March 10, 1993
                  (incorporated by reference to Current Report on Form 8-K
                  dated March 17, 1993).
      2.(ii)     Stipulation and Agreement of Compromise and Settlement
                  (incorporated by reference to Registration Statement No.
                  33-62444).
      3.1        Restated Certificate of Incorporation of Host Marriott
                  Corporation (incorporated by reference to Current Report on
                  Form 8-K dated October 23, 1993).
      3.2        Amended Host Marriott Corporation Bylaws (incorporated by
                  reference to Current Report on Form 8-K dated October 23,
                  1993).
      4.1(i)     Indenture between Marriott Corporation and The First
                  National Bank of Chicago dated as of March 1, 1985
                  (incorporated by reference to Registration Statement No. 2-
                  97034).
      4.1(ii)    Second Supplemental Indenture between Marriott Corporation and The First National Bank of Chicago dated as of February
                  1, 1986 (incorporated by reference to Current Report on
                  Form 8-K dated February 4, 1986).
      4.1(iii)   Third Supplemental Indenture between Marriott Corporation
                  and The First National Bank of Chicago dated as of December
                  1, 1986 (incorporated by reference to Current Report on
                  Form 8-K dated December 10, 1986).
      4.1(iv)    Fourth Supplemental Indenture between Marriott Corporation and The First National Bank of Chicago dated as of May 1,
                  1987 (incorporated by reference to Current Report on Form
                  8-K dated May 7, 1987).
      4.1(v)     Fifth Supplemental Indenture between Marriott Corporation
                  and The First National Bank of Chicago dated as of June 12,
                  1987 (incorporated by reference to Current Report on Form
                  8-K dated June 18, 1987).
      4.1(vi)    Sixth Supplemental Indenture between Marriott Corporation
                  and The First National Bank of Chicago dated as of October
                  23, 1987 (incorporated by reference to Current Report on
                  Form 8-K dated October 30, 1987).

     EXHIBIT NO.                          DESCRIPTION
     -----------                          -----------
       4.1(vii)  Seventh Supplemental Indenture between Marriott Corporation and The First National Bank of Chicago dated as of January
                  15, 1988 (incorporated by reference to Current Report on
                  Form 8-K dated January 26, 1988).
       4.1(viii) Eighth Supplemental Indenture between Marriott Corporation and The First National Bank of Chicago dated as of February
                  1, 1988 (incorporated by reference to Current Report on
                  Form 8-K dated February 8, 1988).
       4.1(ix)   Ninth Supplemental Indenture between Marriott Corporation
                  and The First National Bank of Chicago dated as of May 1,
                  1988 (incorporated by reference to Current Report on Form
                  8-K dated May 9, 1988).
       4.1(x)    Tenth Supplemental Indenture between Marriott Corporation
                  and The First National Bank of Chicago dated as of May 2,
                  1988 (incorporated by reference to Current Report on Form
                  8-K dated May 24, 1988).
       4.1(xi)   Eleventh Supplemental Indenture between Marriott Corporation and The First National Bank Chicago dated as of August 27,
                  1990 (incorporated by reference to Current Report on Form
                  8-K dated September 4, 1990).
       4.1(xii)  Twelfth Supplemental Indenture between Marriott Corporation and The First National Bank of Chicago dated as of July 11,
                  1991 (incorporated by reference to Current Report on Form
                  8-K dated July 19, 1991).
       4.1(xiii) Thirteenth Supplemental Indenture between Marriott
                  Corporation and The First National Bank of Chicago dated as of April 22, 1992 (incorporated by reference to Current
                  Report on Form 8-K dated April 29, 1992).
       4.1(xiv)  Fourteenth Supplemental Indenture between Marriott
                  Corporation and The First National Bank of Chicago dated as of April 28, 1992 (incorporated by reference to Current
                  Report on Form 8-K dated May 5, 1992).
       4.1(xv)   Fifteenth Supplemental Indenture between Marriott
                  Corporation and Bank One, Columbus, NA. dated as of October
                  8, 1993 (incorporated by reference to Current Report on
                  Form 8-K dated October 23, 1993).
       4.2(i)    Indenture between Marriott Corporation and Chemical Bank
                  dated as of June 5, 1991 (incorporated by reference to
                  Registration Statement No. 33-39858).
       4.2(ii)   First Supplemental Indenture dated as of September 30, 1993 among Marriott Corporation, Chemical Bank and Marriott
                  International, Inc. (incorporated by reference to Current
                  Report on Form 8-K dated October 23, 1993).
       4.3(i)    Marriott Corporation Certificate of Designation of the
                  Series A Cumulative Convertible Preferred Stock dated
                  December 17, 1991 (incorporated by reference to Current
                  Report on Form 8-K dated December 23, 1991).
       4.3(ii)   Marriott Corporation Certificate of Designation, Preferences
                  and Rights of Series A Junior Participating Preferred Stock
                  (incorporated by reference to Registration Statement No.
                  33-39858).
       4.4(i)    Rights Agreement between Marriott Corporation and the Bank of New York as Rights Agent dated February 3, 1989
                  (incorporated by reference to Registration Statement No.
                  33-62444).
     **4.4(ii)   First Amendment to Rights Agreement between Marriott
                  Corporation and Bank of New York as Rights Agent dated as
                  of October 8, 1993.
       4.5       Indenture by and among Host Marriott Hospitality, Inc., as
                  Issuer, HMH Holdings, Inc., as Parent Guarantor, HMH
                  Properties, Inc., Host Marriott Travel Plazas, Inc.,
                  Gladieux Corporation, Host International, Inc., Marriott
                  Family Restaurants, Inc., Marriott Financial Services,
                  Inc., HMH Courtyard Properties, Inc., and Marriott
                  Retirement Communities, Inc. and certain of their
                  Subsidiaries as Subsidiary Guarantors and Marine Midland
                  Bank, N.A., as Trustee, with respect to the New Notes
                  (including the Form of New Notes) (incorporated by
                  reference to Current Report on Form 8-K dated October 23,
                  1993).

      EXHIBIT NO.                           DESCRIPTION
      -----------                           -----------
     **5           Opinion of Stephen J. McKenna, Esq. as to legality of
                    securities being registered.
     10.1          Marriott Corporation Executive Deferred Compensation plan
                    dated as of December 6, 1990 (incorporated by reference to
                    Exhibit 19(i) of the Annual Report on Form 10-K for the
                    fiscal year ended December 28, 1991).
     10.2          Host Marriott Corporation 1993 Comprehensive Stock Incentive
                    Plan effective as of October 8, 1993 (incorporated by
                    reference to Current Report on Form 8-K dated October 23,
                    1993).
     10.3          Distribution Agreement dated as of September 15, 1993
                    between Marriott Corporation and Marriott International,
                    Inc. (incorporated by reference to Current Report on Form
                    8-K dated October 23, 1993).
     10.4          Tax Sharing Agreement dated as of October 5, 1993 by and
                    between Marriott Corporation and Marriott International,
                    Inc. (incorporated by reference to Current Report on Form
                    8-K dated October 23, 1993).
     10.5          Assignment and License Agreement dated as of October 8, 1993 by and between Marriott Corporation and Marriott
                    International, Inc. (incorporated by reference to Current
                    Report on Form 8-K dated October 23, 1993).
     10.6          Corporate Services Agreement dated as of October 8, 1993 by and between Marriott Corporation and Marriott
                    International, Inc. (incorporated by reference to Current
                    Report on Form 8-K dated October 23, 1993).
     10.7          Procurement Services Agreement dated as of October 8, 1993 by and between Marriott Corporation and Marriott
                    International, Inc. (incorporated by reference to Current
                    Report on Form 8-K dated October 23, 1993).
     10.8          Supply Agreement dated as of October 8, 1993 by and between
                    Marriott Corporation and Marriott International, Inc.
                    (incorporated by reference to Current Report on Form 8-K
                    dated October 23, 1993).
     10.9          Casualty Claims Administration Agreement dated as of October
                    8, 1993 by and between Marriott Corporation and Marriott
                    International, Inc. (incorporated by reference to Current
                    Report on Form 8-K dated October 23, 1993).
     10.10         Employee Benefits Administration Agreement dated as of
                    October 8, 1993 by and between Marriott Corporation and
                    Marriott International, Inc. (incorporated by reference to
                    Current Report on Form 8-K dated October 23, 1993).
     10.11         Tax Administration Agreement dated as of October 8, 1993 by and between Marriott Corporation and Marriott
                    International, Inc. (incorporated by reference to Current
                    Report on Form 8-K dated October 23, 1993).
     10.12         Employee Benefits and Other Employment Matters Allocation
                    Agreement dated as of October 8, 1993 by and between
                    Marriott Corporation and Marriott International, Inc.
                    (incorporated by reference to Current Report on Form 8-K
                    dated October 23, 1993).
     10.13         Noncompetition Agreement dated as of October 8, 1993 by and between Marriott Corporation and Marriott International,
                    Inc. (incorporated by reference to Current Report on Form
                    8-K dated October 23, 1993).
     +*10.14(i)    Host Marriott Lodging Management Agreement--Marriott Hotels,
                    Resorts and Suites by and between Marriott Corporation and
                    Marriott International, Inc. dated September 25, 1993.
     +**10.14(ii)  Host Marriott Lodging Management Agreement--Courtyard Hotels
                    by and between Marriott Corporation and Marriott
                    International, Inc. dated September 25, 1993.
     +**10.14(iii) Host Marriott Lodging Management Agreement--Residence Inns
                    by and between Marriott Corporation and Marriott
                    International, Inc. dated September 25, 1993.
     +**10.14(iv)  Host Marriott Lodging Management Agreement--Fairfield Inns
                    by and between Marriott Corporation and Marriott
                    International, Inc. dated September 25, 1993.
     10.15(i)      Consolidation Letter Agreement pertaining to Courtyard
                    Hotels dated September 25, 1993 between a subsidiary of
                    Marriott International, Inc. and a subsidiary of the
                    Company (incorporated by reference to Current Report on
                    Form 8-K dated October 23, 1993).

     EXHIBIT NO.                           DESCRIPTION
     -----------                           -----------
     10.15(ii)   Consolidation Letter Agreement pertaining to Residence Inns dated September 25, 1993 between a subsidiary of Marriott
                  International, Inc. and a subsidiary of the Company
                  (incorporated by reference to Current Report dated October
                  23, 1993).
     10.15(iii)  Consolidation Letter Agreement pertaining to Fairfield Inns dated September 25, 1993 between a subsidiary of Marriott
                  International, Inc. and a subsidiary of the Company
                  (incorporated by reference to Current Report dated October
                  23, 1993).
     +**10.16    Marriott Senior Living Services Facilities Lease by and
                  between Marriott Corporation and Marriott International, Inc.
     10.17       Line of Credit and Guarantee Reimbursement Agreement by and
                  among HMH Holdings, Inc. as borrower, Marriott International,
                  Inc. as lender and Host Marriott Corporation and certain
                  subsidiaries as guarantors dated as of October 8, 1993
                  (incorporated by reference to Current Report on Form 8-K
                  dated October 23, 1993).
     *10.18      Philadelphia Convention Center Hotel Mortgage dated as of
                  October 8, 1993 by and between Philadelphia Market Street
                  Marriott Hotel Limited Partnership and Marriott
                  International, Inc.
     10.19       LYONs Allocation Agreement dated as of September 30, 1993 by and between Marriott Corporation and Marriott International,
                  Inc. (incorporated by reference to Current Report on Form 8-K dated October 23, 1993)
     10.20       Host Consulting Agreement dated as of October 8, 1993 by and between Marriott Corporation and Marriott International, Inc.
                  (incorporated by reference to Current Report on Form 8-K
                  dated October 23, 1993)
     10.21       Architecture and Construction Services Agreement dated as of
                  October 8, 1993 by and between Marriott Corporation and
                  Marriott International, Inc. (incorporated by reference to
                  Current Report on Form 8-K dated October 23, 1993)
     10.22       Marriott/Host Marriott Employees' Profit Sharing Retirement
                  and Savings Plan and Trust (incorporated by reference to
                  Registration Statement No. 33-62444).
     *11.        Statement re: Computation of Per Share Earnings
     *21.        Subsidiaries of Host Marriott Corporation.
     ***23.1     Consent of Arthur Andersen & Co.
     **23.2      Consent of Stephen J. McKenna, Esq. (included in his opinion filed as exhibit 5).
     24          Powers of Attorney (included on the signature pages on II-8 and II-9).

- --------

  * Filed on December 23, 1993
 ** To be filed by amendment

*** Filed herewith

  + Agreement filed is illustrative of numerous other agreements to which the Company is a party.

  (B) FINANCIAL STATEMENTS SCHEDULES

    The following consolidated financial statement schedules of Host Marriott Corporation are included:

    Schedule V--Property, plant and equipment

    Schedule VI--Accumulated depreciation and depletion of property, plant and equipment

    Schedule X--Supplementary Income Statement Information

  All other schedules are omitted because they are not applicable or the required information is included in the combined financial statements or notes thereto.

ITEM 17: UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BETHESDA, STATE OF MARYLAND, ON JANUARY 4, 1994.


                                          Host Marriott Corporation


                                          By       /s/ Matthew J. Hart
                                            -----------------------------------
                                                     MATTHEW J. HART
                                               Executive Vice President and
                                                  Chief Financial Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----

                  *                     President, Chief       January 4, 1994
- -------------------------------------    Executive Officer
        STEPHEN F. BOLLENBACH            (Principal
                                         Executive Officer)
                                         and Director

         /s/ Matthew J. Hart            Executive Vice         January 4, 1994
- -------------------------------------    President and Chief
           MATTHEW J. HART               Financial Officer
                                         (Principal
                                         Financial Officer)

        /s/ Jeffrey P. Mayer            Senior Vice            January 4, 1994
- -------------------------------------    President--Finance
          JEFFREY P. MAYER               and Corporate
                                         Controller
                                         (Principal
                                         Accounting Officer)

             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----


               *                        Chairman of the
- -------------------------------------    Board of Directors    January 4, 1994
         RICHARD E. MARRIOTT


               *                        Director               January 4, 1994
- -------------------------------------
          R. THEODORE AMMON


               *                        Director               January 4, 1994
- -------------------------------------
         J.W. MARRIOTT, JR.

                                        Director               January 4, 1994
- -------------------------------------
        ANNE DORE MCLAUGHLIN


               *                        Director               January 4, 1994
- -------------------------------------
          HARRY L. VINCENT


               *                        Director               January 4, 1994
- -------------------------------------
           ANDREW J. YOUNG




*By: /s/ Matthew J. Hart                                       January 4, 1994
    -----------------------------

        MATTHEW J. HART
       Attorney-in-fact

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

TO HOST MARRIOTT CORPORATION:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Host Marriott Corporation and subsidiaries (formerly Marriott Corporation), included in this registration statement and have issued our report thereon dated March 10, 1993. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules appearing on pages S-2 through S-5 are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen & Co.

Washington, D.C.
March 10, 1993

                                                                      SCHEDULE V

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                             PROPERTY AND EQUIPMENT
                                 (IN MILLIONS)

                                     ADDITIONS AT COST
                                   ----------------------
                          BALANCE                                                   BALANCE
                         BEGINNING                OTHER   RETIREMENTS  TRANSFERS   AT END OF
     CLASSIFICATION       OF YEAR  ACQUISITIONS ADDITIONS  OR SALES    AND OTHER     YEAR
     --------------      --------- ------------ --------- -----------  ---------   ---------
For Fiscal Year Ended
 December 28, 1990
  Land and Land Improve-
   ments................  $   730      $ 20      $  106      $ (61)      $  (6)     $  789
  Buildings and Lease-
   hold Improvements....    1,184        79         817       (396)        510       2,194
  Furniture and Equip-
   ment.................      631        14         180       (120)        132         837
  Construction in Proc-
   ess..................    1,213       --          --         --         (582)        631
                          -------      ----      ------      -----       -----      ------
    Total Property and
     Equipment..........  $ 3,758      $113      $1,103      $(577)(1)   $  54 (2)  $4,451
                          =======      ====      ======      =====       =====      ======
For Fiscal Year Ended
 January 3, 1992
  Land and Land Improve-
   ments................  $   789      $--       $   69      $ (44)      $ --          814
  Buildings and Lease-
   hold Improvements....    2,194       --          256        (51)         89       2,488
  Furniture and Equip-
   ment.................      837       --           83        (52)         33         901
  Construction in Proc-
   ess..................      631       --          --         (13)       (194)        424
                          -------      ----      ------      -----       -----      ------
    Total Property and
     Equipment..........  $ 4,451      $--       $  408      $(160)(3)   $ (72)     $4,627
                          =======      ====      ======      =====       =====      ======
For Fiscal Year Ended
 January 1, 1993
  Land and Land Improve-
   ments................  $   814      $--       $   29      $ (69)      $   2      $  776
  Buildings and Lease-
   hold Improvements....    2,488        28         112       (264)        186       2,550
  Furniture and Equip-
   ment.................      901        12          44       (113)         55         899
  Construction in Proc-
   ess..................      424       --          --          (6)       (285)        133
                          -------      ----      ------      -----       -----      ------
    Total Property and
     Equipment..........  $ 4,627      $ 40      $  185      $(452)(4)   $ (42)     $4,358
                          =======      ====      ======      =====       =====      ======

- --------

(1) Principally sale to investors of 63 hotels that the Company continued to operate under long-term agreements, and sale of the fast food restaurant division.
(2) Principally excess of proceeds from sale of fast food restaurant division over net book value.

(3) Principally sale of family restaurants and four Courtyard hotels that the Company continued to operate under a long-term agreement.
(4) Principally sale of seven full service hotels and sale/leaseback of thirteen Courtyard hotels.

                                                                     SCHEDULE VI

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                   ACCUMULATED DEPRECIATION AND AMORTIZATION
                             PROPERTY AND EQUIPMENT
                                 (IN MILLIONS)

                        BALANCE AT INCREASES
                        BEGINNING  CHARGED TO RETIREMENTS TRANSFERS BALANCE AT
    CLASSIFICATION       OF YEAR     INCOME    OR SALES   AND OTHER END OF YEAR
    --------------      ---------- ---------- ----------- --------- -----------
For Fiscal Year Ended
 December 28, 1990
  Buildings and Lease-
   hold Improvements...    $225       $ 68       $(12)      $ --       $281
  Furniture and Equip-
   ment................     276        104        (39)        --        341
                           ----       ----       ----       -----      ----
    Total Accumulated
     Depreciation and
     Amortization......    $501       $172       $(51)      $ --       $622
                           ====       ====       ====       =====      ====
For Fiscal Year Ended
 January 3, 1992
  Buildings and Lease-
   hold Improvements...    $281       $ 91       $ (8)      $ --       $364
  Furniture and Equip-
   ment................     341        120        (42)         (3)      416
                           ----       ----       ----       -----      ----
    Total Accumulated
     Depreciation and
     Amortization......    $622       $211       $(50)      $  (3)     $780
                           ====       ====       ====       =====      ====
For Fiscal Year Ended
 January 1, 1993
  Buildings and Lease-
   hold Improvements...    $364       $ 96       $(32)      $  (3)     $425
  Furniture and Equip-
   ment................     416        121        (64)         (1)      472
                           ----       ----       ----       -----      ----
    Total Accumulated
     Depreciation and
     Amortization......    $780       $217       $(96)      $  (4)     $897
                           ====       ====       ====       =====      ====

                                                                     SCHEDULE IX

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                             SHORT-TERM BORROWINGS
                             (DOLLARS IN MILLIONS)

                                                                            WEIGHTED
                                                      MAXIMUM     AVERAGE   AVERAGE
                                                      AMOUNT      AMOUNT    INTEREST
                                        WEIGHTED    OUTSTANDING OUTSTANDING   RATE
 CATEGORY OF AGGREGATE    BALANCE AT     AVERAGE      DURING      DURING     DURING
SHORT-TERM BORROWINGS(A)  END OF YEAR INTEREST RATE  THE YEAR    THE YEAR   THE YEAR
- ------------------------  ----------- ------------- ----------- ----------- --------
For Fiscal Year Ended
 December 28, 1990
  Primarily Commercial
   Paper................      $61          8.7%       $1,646      $1,194      8.7%
For Fiscal Year Ended
 January 3, 1992
  Primarily Commercial
   Paper................      $--           --%       $   95      $   12      8.0%
For Fiscal Year Ended
 January 1, 1993
  Primarily Commercial
   Paper................      $--           --%       $   --      $   --      -- %

- --------
(a) The Company classifies short-term borrowings as noncurrent indebtedness to the extent funds are available under its revolving loan agreements maturing beyond one year.

                                                                      SCHEDULE X

                   HOST MARRIOTT CORPORATION AND SUBSIDIARIES

                   SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                 (IN MILLIONS)

        ITEM                                                      1992 1991 1990
        ----                                                      ---- ---- ----
Maintenance, repairs and minor replacements...................... $253 $243 $224
Real and personal property taxes, licenses, etc..................  193  183  149
Advertising expenses.............................................  256  253  228

                            GRAPHICS APPENDIX LIST

EDGAR Version                               Typeset Version
- -------------                               ---------------
Inside Front Cover -                        Photo of a Residence Inn with a
Six-photo layout with captions              caption: "Residence Inns have
(clockwise from top left):                  approximately 120 suites and
                                            resemble garden apartments. They
                                            are designed for the extended
                                            stay market."

                                            Photo of a Courtyard by Marriott
                                            hotel with a caption: "Courtyard
                                            by Marriott hotels are moderately
                                            priced for the business transient
                                            market. Each Courtyard has approx-
                                            imately 150 guestrooms."

                                            Photo of the New York Marriott Mar-
                                            quis with a caption: "The New York
                                            Marriott Marquis has 1,871 guest-
                                            rooms and over 80,000 square feet of
                                            meeting space."

                                            Photo of a Fairfield Inn with a
                                            caption: "Fairfield Inns are
                                            designed for the economy minded
                                            traveler and have approximately 120
                                            guestrooms."

                                            Photo of the San Francisco Marriott
                                            with a caption: "The San Francisco
                                            Marriott has 1,500 guestrooms and
                                            is directly adjacent to the Moscone
                                            Convention Center."

                                            Photo of the Fort Lauderdale Marina
                                            Marriott with a caption: "The Fort
                                            Lauderdale Marina Marriott has 580
                                            guestrooms. The Company expects to
                                            acquire this property in January
                                            1994."

Inside back cover -                         Layout of the Host Marriott Cor-
                                            poration logo with the caption
                                            "Brand Affiliations" centered over
                                            the following logos: starting from
                                            top left: Marriott Hotels, Resorts
                                            and Suites; Courtyard by Marriott;
                                            Residence Inn and Fairfield Inn.
                                            Underneath, a caption reads as
                                            follows: "The Company's properties
                                            are operated under the brands
                                            "Marriott Hotels, Resorts and
                                            Suites," "Courtyard by Marriott,"
                                            "Residence Inn" and "Fairfield Inn"
                                            pursuant to management agreements
                                            with Marriott International, Inc.
                                            These brand names, and the logos
                                            reproduced above, are registered
                                            trademarks of Marriott Internation-
                                            al, Inc."